Mindspeed Technologies®

Notice of Annual Meeting, Proxy Statement and
2007 Annual Report on Form 10-K

MINDSPEED
BUILD IT FIRST®

About Mindspeed Technologies®

Mindspeed Technologies, Inc. designs, develops and sells semiconductor networking solutions for communications applications in enterprise, access, metropolitan and wide area networks.

The company's products, ranging from optical network transceiver solutions to voice and Internet Protocol processors, are classified into three focused product families: high-performance analog products, multiservice access digital signal processing (DSP) products and wide area networking (WAN) communications products.

Mindspeed®'s products are used in a wide variety of network infrastructure equipment, including mixed media gateways, high-speed routers, switches, access multiplexers, cross-connect systems, add-drop multiplexers, digital loop carrier equipment, IP private branch exchanges (PBXs) and optical modules. Service providers use this equipment for the processing, transmission and switching of high-speed voice, data and video traffic, including advanced services such as voice-over IP (VoIP), within different segments of the communications network.

To learn more, visit us at www.mindspeed.com.

Forward-Looking Statements

This Annual Report contains statements relating to Mindspeed Technologies, Inc. that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than those that are purely historical, are forward-looking statements, including statements regarding: our expectations, goals or intentions; trends and expected performance of our business units; deployments and our ability to benefit from them; new product features and their benefits; market share; demand for our products; customer relationships; the impact of technological developments in our industry; growth prospects in various markets; design wins and their impact on future performance; the impact of consolidation in the industry; market fundamentals; inventory levels; the impact of acquisitions and the expansion of our product portfolio; our ability to maintain or improve non-GAAP operating income; future revenues; order trends; gross margins; operating expenses; and other expected operating results. These statements are subject to risks and uncertainties that could cause actual results, and actual events that occur, to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include, but are not limited to, market demand for our new and existing products and our ability to increase revenues; our ability to maintain operating expenses within anticipated levels; our ability to reduce cash consumption; availability and terms of capital needed for our business; constraints in the supply of wafers and other product components from third-party manufacturers; our ability to successfully and cost effectively establish and manage operations in foreign jurisdictions; our ability to attract and retain qualified personnel; successful development and introduction of new products; our ability to successfully integrate acquired businesses and realize the anticipated benefits from such acquisitions; our ability to obtain design wins and develop revenues from them; pricing pressures and other competitive factors; industry consolidation; order and shipment uncertainty; changes in customers' inventory levels and inventory management practices; fluctuations in manufacturing yields; product defects; and intellectual property infringement claims by others and our ability to protect our intellectual property; and other risks and uncertainties, including those set forth in Item 1A of our Annual Report on Form 10-K for the 2007 fiscal year under the heading "Risk Factors," as well as similar disclosures in our subsequent SEC filings. Forward-looking statements contained herein are made only as of the date hereof and, except as required by law, we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Dear Stockholder,

We made tremendous progress by many measures in fiscal 2007. We delivered on our commitment to achieve non-GAAP operating profitability in the second half of the fiscal year, launched key new products targeting what we believe to be promising growth markets and further strengthened our portfolio by acquiring product assets addressing a new market segment for the company.

For the full fiscal year we recorded revenues of $128 million while continuing to reduce our operating losses and cash consumption to the lowest levels in our history as a public company. During the second half of fiscal 2007, we experienced a solid improvement in business fundamentals as the effects of OEM and service provider consolidation as well as excess channel inventories abated, and revenues from our new product initiatives continued to ramp. We were gratified to return to non-GAAP operating profitability in our third fiscal quarter and to sustain it the final quarter of fiscal 2007.

Extending our technical innovation in voice and data processing, we launched a new family of packet processors during the fiscal year targeting the emerging triple-play broadband home and small- to medium-sized enterprise markets. Our Comcerto® 100 Series of broadband gateway processors is designed to enable service providers to cost-effectively support the multiple applications and quality of service required for delivering converged multimedia content to their subscribers. We are pleased with the early market reception to this product.

In September 2007, we acquired the Ethernet media access controller (MAC) product portfolio and intellectual property assets of Ample Communications, an innovative developer of products for carrier Ethernet aggregation serving applications we had not previously addressed in metropolitan, access and enterprise networks, including wireless/cellular backhaul and Ethernet-over-SONET transmission. This strategic acquisition enabled Mindspeed to enter a new segment of the carrier infrastructure market with a competitive product portfolio and existing customer relationships. We expect to build a strong position in the Ethernet aggregation market and to develop additional products to further diversify our wide area networking (WAN) portfolio over time.

We remain encouraged by what we believe are healthy growth prospects in the infrastructure markets we serve, including voice-over-IP (VoIP) deployments in cable, wireless, enterprise, and particularly in access networks as the replacement of Class 5 switches accelerates. Multiple families of next-generation VoIP gateways enabled by our Comcerto processors have achieved general-availability status and we anticipate deployment by service providers worldwide in fiscal 2008.

We expect to continue strengthening our position in high-performance analog applications, especially with our extensive family of switching and signal conditioning products, as well as our video product portfolio targeting the on-going conversion broadcast network infrastructure to high-definition transmission. With our competitive family of optical solutions, we also believe we are well positioned to continue benefitting from the worldwide build out of fiber-to-the-premise networks in fiscal 2008.

Following this letter is our Notice of Annual Meeting, Proxy Statement and Annual Report on Form 10-K, delivered in connection with our 2008 annual meeting, which contain financial and other information about our 2007 fiscal year.

On behalf of the entire Mindspeed team, I thank you for your continued support.



Raouf Y. Halim

Raouf Y. Halim
Chief Executive Officer

MINDSPEED TECHNOLOGIES, INC.
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD APRIL 7, 2008

To our Stockholders:

Our 2008 annual meeting of stockholders will be held on April 7, 2008, beginning at 2:00 p.m. Pacific Daylight Saving Time, at The Westin South Coast Plaza, located at 686 Anton Boulevard, Costa Mesa, California 92626. At the meeting, the holders of our outstanding common stock will act on the following matters:

1. election of three directors, each for a term of three years;
2. ratification of the appointment of our independent registered public accounting firm for the 2008 fiscal year;
3. approval of an amendment to our certificate of incorporation to effect a reverse stock split of our common stock by a ratio of between one-for-three and one-for-eight shares, at the discretion of the board of directors, and to reduce the number of authorized shares of our common stock by the same ratio; and
4. such other business as may properly come before the meeting.

All holders of record of shares of our common stock (NASDAQ: MSPD) at the close of business on February 7, 2008, are entitled to vote at the meeting and any postponements or adjournments of the meeting. To ensure that your vote is recorded promptly, **please vote as soon as possible**, even if you plan to attend the meeting in person. If you have internet access, **we encourage you to record your vote via the internet.** It is convenient, and it saves us postage and processing costs. In addition, when you vote via the internet, your vote is recorded immediately and there is no risk that postal delays will cause your vote to arrive late and therefore not be counted. If you do not vote via the internet, please vote by telephone or by completing, signing, dating and returning the accompanying proxy card in the enclosed return envelope. Submitting your proxy by either internet, telephone or proxy card will not affect your right to vote in person if you decide to attend the annual meeting.

IF YOU PLAN TO ATTEND:

Registration will begin at 1:00 p.m. and seating will begin at 1:30 p.m. Each stockholder will need to bring an admission ticket and valid picture identification, such as a driver's license or passport, for admission to the meeting. Stockholders holding stock in brokerage accounts ("street name" holders) will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. Cameras, recording devices and other electronic devices will not be permitted at the meeting and all mobile phones must be silenced during the meeting. We realize that many mobile phones have built-in digital cameras, and while these phones may be brought into the meeting, the camera function may not be used at any time.

By Order of the Board of Directors,

SIMON BIDDISCOMBE
Senior Vice President, Chief Financial Officer, Treasurer and Secretary

February 25, 2008
Newport Beach, California

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TABLE OF CONTENTS

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MINDSPEED TECHNOLOGIES, INC.

4000 MacArthur Boulevard, East Tower
Newport Beach, California 92660

PROXY STATEMENT

This proxy statement contains information related to our annual meeting of stockholders to be held on Monday, April 7, 2008, beginning at 2:00 p.m. Pacific Daylight Saving Time, at The Westin South Coast Plaza, located at 686 Anton Boulevard, Costa Mesa, California 92626, and at any postponements or adjournments of the meeting. Your proxy for the meeting is being solicited by the board of directors. This proxy statement and our annual report on Form 10-K are first being mailed to stockholders beginning on or about February 29, 2008.

ABOUT THE MEETING AND VOTING

What is the purpose of the annual meeting?

At our annual meeting, stockholders will act upon the matters outlined in the notice of meeting provided with this proxy statement, including the election of directors, ratification of the appointment of our independent registered public accounting firm, and approval of an amendment to our certificate of incorporation to effect a reverse stock split and reduce our authorized common stock. In addition, management will report on the performance of our company and respond to questions from stockholders.

Who can attend the meeting?

Subject to space availability, all stockholders as of February 7, 2008, the record date, or their duly appointed proxies, may attend the meeting. Registration will begin at 1:00 p.m. and seating will begin at 1:30 p.m. If you plan to attend the meeting, please note that you will need to bring your admission ticket and valid picture identification, such as a driver's license or passport. Cameras, recording devices and other electronic devices will not be permitted at the meeting and all mobile phones must be silenced during the meeting. We realize that many mobile phones have built-in digital cameras, and while these phones may be brought into the meeting, the camera function may not be used at any time.

Please also note that if you hold your shares in "street name" (that is, through a broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the record date.

Who is entitled to vote at the meeting?

Only stockholders of record at the close of business on the record date for the meeting are entitled to receive notice of and to participate in the annual meeting. If you were a stockholder of record on that date, you will be entitled to vote all of the shares that you held on that date at the meeting, or any postponements or adjournments of the meeting. There were 117,664,875 shares of our common stock outstanding on the record date.

What are the voting rights of the holders of the company's common stock?

Each share of our common stock outstanding on the record date will be entitled to one vote on each matter considered at the meeting.

What is a quorum?

A quorum is the minimum number of our shares of common stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. For the annual meeting, the presence, in person or by proxy, of the holders of at least 58,832,438 shares, which is a simple majority of the 117,664,875 shares outstanding as of the record date, will be considered a quorum allowing votes to be taken and counted for the matters before the stockholders.

If you are a registered stockholder, you must deliver your proxy by mail, internet or telephone or attend the annual meeting in person and vote in order to be counted in the determination of a quorum. If you are a "street name" stockholder, your broker will vote your shares pursuant to your proxy directions and such shares will count in the determination of a quorum. If you do not respond to the proxy or provide any directions to your broker, your shares will still count for purposes of attaining a quorum and your broker will vote your shares in its discretion on proposals 1, 2 and 3. If you are a member of a retirement savings plan or other similar plan, the trustee or administrator of the plan will vote according to your directions and the rules of the plan, which may result in your shares being counted in the determination of a quorum even if you do not provide voting directions.

How do I vote?

If you are a registered stockholder, you may submit your proxy by mail, internet or telephone. The designated proxy will vote according to your instructions. You may also attend the meeting and deliver a proxy card to be voted in the same manner or you may personally vote by ballot.

If you are a "street name" stockholder, your properly signed and returned proxy card will be tabulated and voted by your broker. If you are a "street name" stockholder, in order to vote at the meeting, you will need to obtain a signed proxy from the broker or nominee that holds your shares, because the broker or nominee is the legal, registered owner of the shares. If you have the broker's proxy, you may vote by ballot or you may complete and deliver another proxy card in person at the meeting.

If you are a member of a retirement or savings plan or other similar plan, you may submit your voting directions by mail, internet or telephone. The trustee or administrator of the plan will vote according to your directions and the rules of the plan.

Can I vote by telephone or the internet?

If you are a registered stockholder, you may submit your proxy by telephone or the internet, by following the instructions included with your proxy card. The deadline for submitting your proxy by telephone or the internet is 11:59 p.m., Eastern Daylight Saving Time, on April 6, 2008.

If your shares are held in "street name," please check your proxy card or contact your broker or nominee to determine whether you will be able to deliver your proxy by telephone or the internet.

If you are a member of a retirement or savings plan or other similar plan, you may deliver your voting directions by telephone or the internet, by following the instructions included with your direction card. The deadline for submitting your voting instructions by telephone or the internet is 11:59 p.m., Eastern Daylight Saving Time, on April 2, 2008.

Can I change my vote after I return my proxy or direction card?

If you are a registered stockholder, you may revoke or change your vote at any time before the proxy card is exercised by filing with our secretary either a written notice of revocation or a duly executed proxy bearing a later date. At the meeting, you may revoke or change your vote by submitting another proxy to the inspector of elections or voting by ballot. Your attendance at the meeting will not by itself revoke a previously granted proxy.

If your shares are held in "street name" or you are a member of a retirement or savings plan or other similar plan, please check your proxy or direction card or contact your broker, nominee, trustee or administrator to determine whether you will be able to revoke or change your vote.

What are the board's recommendations?

The board recommends that you vote:

- *for* election of the nominated slate of directors (see proposal 1);
- *for* ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2008 (see proposal 2); and
- *for* approval of an amendment to our certificate of incorporation to effect a reverse stock split of our common stock and to reduce the number of authorized shares of common stock (see proposal 3).

What vote is required to approve each proposal?

Election of Directors

Directors are elected by a plurality of votes cast. This means that the three directors receiving the most votes cast at the meeting will be elected to serve for the next three years. Only votes cast "for" are counted in determining whether a plurality has been cast in favor of a director. A properly executed proxy marked "withhold authority" with respect to the election of one or more directors will not be voted with respect to the director or directors indicated. Abstentions and broker non-votes, while included for purposes of attaining a quorum, will have no effect on the vote on this matter.

Ratification of Accounting Firm

For the proposal to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2008, the affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote on the proposal will be required for approval. A properly executed proxy marked "abstain" with respect to the proposal will not be voted, although it will be counted for purposes of determining the total number of shares necessary for approval of such proposal. Accordingly, an abstention or a broker non-vote will have the effect of a negative vote.

Amendment to Certificate of Incorporation to Effect a Reverse Stock Split and Reduce Authorized Common Stock

For the proposal to approve an amendment to our certificate of incorporation to effect a reverse stock split and reduce the number of authorized shares of common stock, the affirmative vote of the holders of a majority of the outstanding shares of common stock will be required to approve the amendment and authorize the board of directors to effect such amendment. As a result, an abstention or a broker non-vote will have the effect of a negative vote.

Street Name Shares and Broker Non-Votes

If you hold your shares in "street name" through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some proposals. "Broker non-votes" are shares as to which a broker or nominee does not vote, or has indicated that it does not have discretionary authority to vote. For this meeting, if you do not give specific instructions, your broker or nominee may cast your vote in its discretion for proposal 1, the election of directors, for proposal 2, the ratification of the appointment of our independent registered public accounting firm, and for proposal 3, approval of an amendment to our certificate of incorporation to effect a reverse stock split and to reduce the number of authorized shares of common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

How many shares of the company's common stock do the directors, executive officers and certain beneficial owners own?

To our knowledge, the following table sets forth information regarding the beneficial ownership of the 117,491,552 shares of our common stock outstanding on January 31, 2008, by each person who is known to us, based upon filings with the SEC, to beneficially own more than 5% of our common stock, each of our directors, each executive officer named in the "Summary Compensation Table" below and all current directors and executive officers as a group. Except as otherwise indicated below and subject to applicable community property laws, each owner has sole voting and sole investment power with respect to the stock listed.

	Common Stock(1)	
Name	Shares	Percent of Class
5% Stockholders		
CNH Partners, LLC(2) Residence Two, Greenwich Plaza Greenwich, CT 06830	8,225,108	6.5%
Conexant Systems, Inc.(3) 4000 MacArthur Blvd., West Tower Newport Beach, CA 92660	30,000,000	20.3%
FMR Corp.(4) 82 Devonshire Street Boston, Massachusetts 02109	14,107,699	12.0%
Trivium Capital Management, LLC(5) 600 Lexington Avenue, 23rd Floor New York, NY 10022	11,584,023	9.9%
Directors		
Dwight W. Decker(6)	1,306,772	1.1%
Donald H. Gips(6)	80,000	*
Raouf Y. Halim(6)	1,964,944	1.6%
Michael T. Hayashi(6)	63,000	*
Ming Louie(6)	115,000	*
Thomas A. Madden(6)	115,000	*
Jerre L. Stead(6)	216,316	*
Named Executive Officers		
Simon Biddiscombe(6)	643,365	*
Gerald J. Hamilton(6)(7)	213,907	*
Thomas J. Medrek(6)	683,217	*
Wayne K. Nesbit(6)(7)(8)	390,741	*
All current directors and executive officers as a group (16 persons)(6)	6,553,195	5.4%

* Represents less than 1% of our outstanding common stock

(1) Unless otherwise indicated, each person's address is c/o Mindspeed Technologies, Inc., 4000 MacArthur Boulevard, East Tower, Newport Beach, California 92660. If a stockholder holds options or other securities that are exercisable or otherwise convertible into our common stock within 60 days of January 31, 2008, we treat the common stock underlying those securities as owned by that stockholder, and as outstanding shares when we calculate that stockholder's

percentage ownership of our common stock. However, we do not consider that common stock to be outstanding when we calculate the percentage ownership of any other stockholder.

(2) Represents shares of our common stock issuable upon conversion of our convertible notes. Pursuant to a Schedule 13G filed on February 7, 2007, each of CNH Partners, LLC and CNH CA Master Account L.P. has identified itself as having shared power to vote or direct the vote of the reported number of shares.

(3) In connection with the spin-off of our company from Conexant Systems, Inc. in June 2003 and the distribution of our common stock by Conexant to its stockholders, we issued Conexant a warrant to purchase 30 million shares of common stock at a price of $3.408 per share (subject to adjustment in certain circumstances), exercisable through June 27, 2013. The warrants may not be exercised to the extent that such exercise would result in the holder of the warrants owning at any one time more than 10% of our outstanding common stock.

(4) This information is based on a Schedule 13G filed on September 10, 2007, by FMR Corp., Edward C. Johnson and Fidelity Research and Management Company. Fidelity is a wholly-owned subsidiary of FMR, which is controlled by Mr. Johnson and members of his family. Through control of Fidelity, Mr. Johnson and FMR have sole dispositive power over the 14,107,699 shares owned by Fidelity. The voting power of these shares is held by Fidelity's Board of Trustees. Mr. Johnson and FMR also have dispositive and voting power over 90,800 shares owned by Pyramis Global Advisers, an indirect wholly-owned subsidiary of FMR.

(5) This information is based on a Schedule 13G/A filed on December 10, 2007, by Trivium Capital Management, LLC and Trivium Offshore Fund, Ltd. Trivium Capital Management has shared voting power over 11,146,054 shares and shared dispositive power over 11,584,023 shares. Trivium Offshore Fund has shared voting and dispositive power over 10,065,173 shares.

(6) Includes shares that could be purchased by exercise of options on January 31, 2008, or within 60 days thereafter, as follows: 1,204,526 for Mr. Decker; 60,000 for Mr. Gips; 1,742,935 for Mr. Halim; 35,000 for Mr. Hayashi; 90,000 for Mr. Louie; 90,000 for Mr. Madden; 168,656 for Mr. Stead; 453,513 for Mr. Biddiscombe; 120,937 for Mr. Hamilton; 510,887 for Mr. Medrek; and 4,969,557 for the current directors and executive officers as a group.

(7) Includes shares in which the individual has shared investment power due to marital dissolution proceedings.

(8) Mr. Nesbit resigned his employment effective January 3, 2008.

BOARD OF DIRECTORS

Election of Directors

How is the board made up?

Our certificate of incorporation provides for a board consisting of three classes of directors with overlapping three-year terms. One class of directors is elected each year with a term extending to the third succeeding annual meeting after election. Our certificate of incorporation also provides that each of the three classes be as nearly equal in number as the then total number of directors permits.

Which directors are up for election?

The three directors in Class II, Messrs. Hayashi, Louie and Madden, are up for election at the 2008 annual meeting to serve for a term expiring at our annual meeting in 2011.

What are their backgrounds?

Mr. Hayashi, 51, has been a director since August 2005. He has been the senior vice president, advanced engineering and technologies, of Time Warner Cable, Inc. (cable television) since May 2002. Mr. Hayashi was the vice president, advanced technologies, of Time Warner Cable from July 1993 to May 2002.

Mr. Louie, 61, has been a director since June 2003. Mr. Louie co-founded and has served as the managing director and a director of Mobile Radius, Inc. (mobile internet data services) since March 2002. Mr. Louie served as the China President of the GSM Association (global trade association—wireless technology) from October 2003 to May 2005. He also has been the managing director of Dynasty Capital Services LLC (consulting) since January 2002. Mr. Louie served as president of Qualcomm Greater China (wireless communications) from May 2000 to October 2001 and as vice president, business development, of Globalstar Communications Limited (satellite telecommunications) from January 1989 to May 2000.

Mr. Madden, 54, has been a director since June 2003. He was the executive vice president and chief financial officer of Ingram Micro Inc. (computer technology services) from July 2001 through April 2005. He served as senior vice president and chief financial officer of ArvinMeritor, Inc. (automotive components) from October 1997 to July 2001. He currently serves as a director of FreightCar America, Inc. (manufacturing and rebuilding—railroad freight cars), Champion Enterprises, Inc. (manufacturing—factory built housing) and Intcomex, Inc. (computer part distribution).

Who are the remaining directors?

Class I Directors—continuing directors with terms expiring at the 2010 annual meeting*

Mr. Gips, 47, has been a director since May 2004. He has been the group vice president in charge of global corporate development of Level 3 Communications, Inc. (communications and information services) since February 2001, and he was Level 3's group vice president overseeing global marketing and sales, as well as all of its lines of business and marketing and sales strategies from May 2000 to February 2001. Mr. Gips is also a director of Mobile Satellite Ventures (mobile satellite services).

Mr. Stead, 65, has been a director since June 2003. He has been chairman of the board of IHS, Inc. (software) since December 2000 and he has acted as chief executive officer of IHS since

* Donald R. Beall, who previously served as a Class I director, retired from the board of directors effective November 15, 2007.

September 2006. Prior to that, he was chairman of the board and chief executive officer of Ingram Micro (computer technology services) from August 1996 to May 2000. Mr. Stead is a director of Brightpoint, Inc. (electronics distribution) and Conexant (semiconductors—broadband communications). He is also chairman of the board of the Center of Ethics and Values at Garrett Seminary on the Northwestern University campus.

Class III Directors—continuing directors with terms expiring at the 2009 annual meeting

Mr. Decker, 57, has been a director since January 2002 and our non-executive chairman of the board since June 2003. Mr. Decker has been chairman of the board of Conexant since December 1998, serving as the non-executive chairman of the board from February 2004 until November 2004 and again since July 2007. He served as the chief executive officer of Conexant from January 1999 to February 2004 and from November 2004 to July 2007. Mr. Decker is also the non-executive chairman of the board of Skyworks Solutions, Inc. (semiconductors—wireless communications), and serves as a director of Newport Media, Inc. (semiconductors—broadcast media), BCD Semiconductor Manufacturing Limited (semiconductors—analog) and Pacific Mutual Holding Company (life insurance products). He also serves as a director or member of numerous professional and civic organizations.

Mr. Halim, 48, has been a director since January 2002 and our chief executive officer since June 2003. He was the senior vice president and chief executive officer of the internet infrastructure business of Conexant from February 2002 to June 2003 and the senior vice president and general manager, network access division, of Conexant from January 1999 to February 2002.

Board Committees and Meetings; Director Independence

Who is the chairman of the board?

Mr. Decker has served as chairman of the board since June 2003.

How often did the board meet during fiscal year 2007?

The board met five times during fiscal year 2007. Each director is expected to attend each meeting of the board and of those committees on which he serves. Except for Mr. Gips, all of our directors attended at least 75% of all applicable board and committee meetings during fiscal year 2007. We usually schedule meetings of the board on the same day as our annual meetings, and when this schedule is followed, it is the policy of the board that directors are expected to attend our annual meetings. All directors attended the annual meeting of stockholders in March 2007.

How does the board determine which directors are considered independent?

Each year prior to the annual meeting, the board reviews and determines the independence of its directors. During this review, the board considers transactions and relationships between each director or any member of his or her immediate family and our company and its subsidiaries and affiliates. The board measures these transactions and relationships against the independence requirements of the SEC and The NASDAQ Stock Market, LLC. As a result of this review, the board affirmatively determined that Messrs. Decker, Gips, Hayashi, Louie, Madden and Stead, are "independent" in accordance with the applicable rules of NASDAQ.

What is the role of the primary board committees?

The board has standing audit, governance and board composition, and compensation and management development committees. The table below provides membership and meeting information for each of the committees in fiscal year 2007.

Name	Audit	Governance and Board Composition	Compensation and Management Development
Donald R. Beall		X	Chair
Donald H. Gips	X	X	
Michael T. Hayashi		X	X
Ming Louie	X	X	
Thomas A. Madden	Chair	X	X
Jerre L. Stead	X	Chair	X
Number of meetings during fiscal year 2007	8	5	5

Mr. Beall retired from the board of directors on November 15, 2007. In January 2008, Mr. Gips was appointed to take Mr. Beall's place as the chairman of the compensation committee, and Mr. Decker was appointed to replace Mr. Stead as the chairman of the governance committee. Mr. Stead will remain a member of the governance committee.

Audit Committee

The audit committee assists the board in overseeing our accounting and financial reporting processes and audits of our financial statements. It is directly responsible for the appointment, compensation, retention, and oversight of the work of the independent registered public accounting firms we engage. It reviews the independent registered public accounting firm's audit of the financial statements and its report thereof; our system of internal control over financial reporting and management's evaluation and the independent registered public accounting firm's audit thereof; the independent registered public accounting firm's annual management letter; various other accounting and auditing matters; and the independence of the auditing registered public accounting firm. The committee reviews and pre-approves all audit and non-audit services performed by our independent registered public accounting firm, other than as may be allowed by applicable law.

The audit committee also reviews and approves the appointment or change of our director of internal audit. The committee reviews and approves any proposed related party transactions (unless such transactions are approved by another independent body of the board). It has established procedures for the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting and auditing matters. The committee meets with management to review any issues related to matters within the scope of its duties. The committee has the power to conduct or authorize investigations into any matter within its scope of responsibilities and may engage independent legal, accounting and other advisers as it determines necessary.

The charter of the committee is available on our website (*www.mindspeed.com*). The board has determined that all of the members of the committee are "independent" in accordance with Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended, the applicable rules of NASDAQ and our board membership criteria. All of the committee members also meet the audit committee composition requirements of NASDAQ. The board has determined that Mr. Madden, the chairman of the audit committee, is qualified as an audit committee financial expert within the meaning of SEC regulations and that he has accounting and related financial management expertise within the meaning of the applicable rules of NASDAQ. Mr. Madden's experience is discussed above under the caption "Board of Directors—Election of Directors."

Governance and Board Composition Committee

The governance committee reviews with the board, on an annual basis or more frequently as needed, our corporate governance guidelines and the board's committee structure and membership. The committee annually establishes a framework for the evaluation of our chief executive officer. The committee recommends nominees for election at each annual meeting and nominees to fill any board vacancies. The committee recommended to the board Messrs. Hayashi, Louie and Madden for re-election at the 2008 annual meeting. When needed, the committee leads the search for qualified director candidates by defining the experiential background and qualifications for individual director searches and engaging third-party search firms to source potential candidates and coordinate the logistics of each search. The committee also has the power to engage outside advisors and counsel to assist the committee.

The committee prepares, not less frequently than every three years, and submits to the board, for adoption by the board, a list of selection criteria to be used by the committee. The committee will consider director candidates recommended by our stockholders pursuant to our procedures described below under the caption "Other Matters—Stockholder Proposals." The selection criteria for director candidates include the following:

- Each director should be an individual of the highest character and integrity, have experience at or demonstrated understanding of strategy/policy-setting and reputation for working constructively with others.
- Each director should have sufficient time available to devote to the affairs of our company in order to carry out the responsibilities of a director.
- Each director should be free of any conflict of interest which would interfere with the proper performance of the responsibilities of a director. This excludes from consideration officers of companies in direct or substantial competition with our company and major or potential major customers, suppliers or contractors.

The committee's charter is available on our website *(www.mindpseed.com)*. The board has determined that all of the members of the committee are "independent" in accordance with applicable rules of NASDAQ and our board membership criteria.

Compensation and Management Development Committee

The compensation committee recommends to the board compensation and benefits for non-employee directors; reviews and approves, on an annual basis, the corporate goals and objectives with respect to compensation of our chief executive officer pursuant to the framework developed by the governance committee; determines salaries for all executive officers and reviews annually the salary plan for other executives in general management positions; reviews standard base pay, incentive compensation, deferred compensation and all equity-based plans and recommends changes in such plans as needed; reviews annually the performance of our chief executive officer and other senior executives; assists the board in developing and evaluating potential candidates for executive positions; oversees the development of executive succession plans; and reviews and discusses the Compensation Discussion and Analysis with management and gives its recommendation to the board on whether the Compensation Discussion and Analysis should be included in our proxy statement and annual report on Form 10-K.

The charter of the committee is available on our website *(www.mindspeed.com)*. The board has determined that all of the members of the committee are "independent" in accordance with applicable rules of NASDAQ and our board membership criteria. The compensation committee has the authority to engage services of outside advisors, experts and others to assist the committee. Our human resources department supports the committee in its work and in some cases acts pursuant to delegated authority

to fulfill various functions in administering our compensation programs. In addition, the committee reviews its charter at least annually, and recommends any proposed changes to the board for approval.

During the course of fiscal year 2007, management and the board of directors engaged Semler Brossy Consulting Group, LLC to consult and assist in the determination of executive compensation. The engagement specifically called for an analysis of our stock plan summaries and provisions and trends in equity participation. The companies analyzed in this engagement were the companies listed as peer companies below under the caption "Executive Officer and Director Compensation—Compensation Discussion and Analysis—Objectives of Compensation Programs and Compensation Program Design—Peer Group." The engagement covered information on equity practices, such as burn rates, overhang, forms of equity and allocation of equity awards between officers and non-officers. Semler Brossy also analyzed trends, including changes in equity participation eligibility and the mix of cash and equity in total compensation.

Stockholder Communications with Directors

Stockholders and other parties interested in communicating directly with any individual director, including the chairman, the board as a whole, or the non-management directors as a group may do so by writing to Mindspeed Technologies, Inc., 4000 MacArthur Boulevard, East Tower, Newport Beach, California 92660, Attention: Secretary. Our secretary reviews all such correspondence and regularly forwards to the board a summary of all such correspondence and copies of all correspondence that, in the opinion of the secretary, deals with the functions of the board or its committees, or that he otherwise determines requires their attention. Directors may at any time review a log of all correspondence we receive that is addressed to members of the board and may request copies of any such correspondence. Concerns relating to accounting, internal controls or auditing matters are immediately brought to the attention of our internal audit department and handled in accordance with procedures established by the audit committee with respect to such matters.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee during fiscal year 2007 was a current or former officer or employee of our company. There are no compensation committee interlocks between our company and other entities involving our executive officers and board members who serve as executive officers or board members of such other entities. No member of the committee had any relationship requiring disclosure below under the caption "Certain Relationships and Related Transactions."

EXECUTIVE OFFICERS

The table below sets forth certain information concerning our executive officers as of January 31, 2008.

Name	Age	Title
Raouf Y. Halim	48	Chief Executive Officer
Simon Biddiscombe	40	Senior Vice President, Chief Financial Officer, Treasurer and Secretary
Najabat H. Bajwa	30	Senior Vice President and General Manager, Lightspeed Connectivity Solutions
Kurt F. Busch	37	Senior Vice President and General Manager, High-Performance Analog
Ron Cates	50	Senior Vice President and General Manager, Wide Area Networking
Gerald J. Hamilton	54	Senior Vice President, Worldwide Sales
Thomas J. Medrek	52	Senior Vice President and General Manager, Multiservice Access
Thomas O. Morton	53	Senior Vice President, Human Resources
Thomas A. Stites	52	Senior Vice President, Communications
Preetinder S. Virk	44	Senior Vice President and General Manager, Enterprise and Customer Premise Equipment

There are no family relationships among the individuals serving as our directors or executive officers. Set forth below are the name, office and position held with our company and principal occupations and employment during the past five years of each of our executive officers. Biographical information on Mr. Halim is discussed above under the caption "Board of Directors—Election of Directors—Class III Directors."

Mr. Biddiscombe has been our senior vice president, chief financial officer and treasurer since June 2003. He was elected our secretary in April 2004. Mr. Biddiscombe previously served as the vice president, finance, and controller of the internet infrastructure business of Conexant from December 2000 to June 2003. He was the senior vice president and chief financial officer from May 1999 to December 2000 and the chief operating officer from May 2000 to December 2000 of Wyle Electronics (distributor of semiconductor products).

Mr. Bajwa has been our senior vice president and general manager, lightspeed connectivity solutions, since October 2007. Mr. Bajwa previously served as our vice president of marketing and applications engineering from October 2006 to October 2007, executive director of marketing from April 2006 to October 2006 and director of marketing from August 2003 to April 2006 for our optical communications IC product line. Prior to joining us, Mr. Bajwa was the director, navigation business, of Agilent Technologies, Inc. (electronic measurement devices and services) from November 2002 to August 2003.

Mr. Busch has been our senior vice president and general manager, high-performance analog, since October 2007. Mr. Busch previously served as our vice president of marketing and applications for our switching and signal conditioning product line from November 2006 to October 2007 and our executive director of business development from January 2006 to November 2006. Prior to joining us, Mr. Busch was a business development manager of Analog Devices, Inc. (signal processing solutions) from November 2003 to December 2005 and the vice president of marketing and president of the U.S. subsidiary of TeraCross Ltd. (semiconductor manufacturer) from November 2001 to November 2003.

Mr. Cates has been our senior vice president and general manager, wide area networking, since May 2007. Prior to joining us, he was the vice president of North American sales and marketing of

Metalink Ltd. (broadband communications) from October 2004 to May 2007. Mr. Cates also served as the vice president of marketing of Solarflare Communications, Inc. (vendor of ethernet products) from June 2003 to September 2004 and the vice president of sales and marketing of Peregrine Semiconductor Corp. (semiconductor manufacturer and designer) from September 2001 to June 2003.

Mr. Hamilton has been our senior vice president, worldwide sales, since July 2006. Mr. Hamilton previously served as our vice president of sales for the Asia Pacific region from June 2003 to July 2006. He served as the vice president of sales for the Asia Pacific region of Conexant from September 2001 to June 2003.

Mr. Medrek has been our senior vice president and general manager, multiservice access, since June 2004. Mr. Medrek previously served as our senior vice president and general manager, broadband internetworking systems, from June 2003 to June 2004. Mr. Medrek served as the vice president and general manager, broadband internetworking systems, of Conexant from February 2001 to June 2003 and the vice president of marketing, broadband internetworking systems, of Conexant from March 2000 to February 2001.

Mr. Morton has been our senior vice president, human resources, since October 2007. Mr. Morton previously served as our vice president, human resources, from August 2003 to October 2007 and our executive director, human resources, from June 2003 to August 2003. He served as the executive director, human resources, of Conexant from January 1999 to June 2003.

Mr. Stites has been our senior vice president, communications, since June 2003. Mr. Stites previously served as the senior vice president, communications, of Conexant from December 1999 to June 2003.

Mr. Virk has been our senior vice president and general manager, enterprise and customer premise equipment, since October 2007. Mr. Virk previously served as our vice president and business director for enterprise and customer premise equipment media processing solutions from February 2006 to October 2007, vice president of marketing for our voice-over-Internet Protocol/media processing solutions from January 2005 to February 2006, executive director of marketing from September 2004 to January 2005 and director of marketing from June 2003 to September 2004. He was the director of marketing, broadband internetworking systems, of Conexant from July 2001 to June 2003.

EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

Overview

The following provides a brief overview of the more detailed disclosure set forth in the Compensation Discussion and Analysis below:

- The objectives of our compensation program are to: (i) attract and retain talented executive officers; (ii) align the financial interests of executive officers with those of our stockholders; and (iii) pay for performance.
- In making its fiscal year 2007 compensation decisions, the compensation committee consulted with a third-party compensation consultant and compared the compensation of our executive officers with a peer group of 14 other semiconductor companies.
- Our executive compensation consists primarily of: (i) a base annual salary; (ii) incentive-based compensation; and (iii) long-term equity awards. We also provide certain perquisites to our executive officers.
- We encourage a pay-for-performance environment by linking short-term incentive-based compensation to the achievement of overall company and individual performance goals. Achievement of performance goals by our named executive officers (as defined in the "Summary Compensation Table" below) during fiscal year 2007 ranged from 72% to 94%.
- We use equity-based compensation as a means to align the interests of our executive officers with those of our stockholders and to preserve our cash on hand.
- Following the conclusion of fiscal year 2007, we granted special bonuses with retention features to our chief executive officer and chief financial officer.
- We have entered into change of control agreements with our executive officers, but our executive officers do not have employment or severance agreements.
- We believe that our compensation program successfully achieves its objectives.

Objectives of Compensation Programs and Compensation Program Design

The compensation committee establishes our executive compensation philosophy and oversees our executive compensation programs. Under the compensation committee's supervision, in fiscal year 2007, we implemented compensation policies, plans and programs intended to achieve the following objectives:

- ***Attract and retain talented executive officers.*** We are engaged in a very competitive and highly cyclical industry, and our success depends upon our ability to attract and retain qualified executives through competitive compensation arrangements.
- ***Align the financial interests of executive officers with those of our stockholders.*** We want and expect our executive officers to think and act in both the near-term and long-term interests of our stockholders.
- ***Pay for performance.*** We provide executive officers with incentive opportunities linked to achievement of both overall company and individual performance goals. Incentive programs are designed to reward business plan achievement.

We carry out these objectives by providing market competitive salaries, achieving an appropriate mix of cash and equity compensation, setting compensation based on individual and overall company performance and occasionally granting retention bonuses.

Total Compensation Program Design

The compensation committee considers the total compensation, earned or potentially available, of the executive officers in establishing each component of compensation. In its review, the committee considers information regarding our general industry and direct peer group, national surveys of other U.S. semiconductor and high technology companies, reports of our third-party compensation consultants and performance judgments as to the past and expected future contributions of individual executive officers.

Our total compensation package generally includes a base annual salary, short-term incentive awards and long-term incentive awards. We target the short-term incentives of the chief executive officer to equal 100% of his base annual salary. We target the short-term incentives of all other named executive officers to equal 55% of their respective base annual salaries. The different incentive targets are a result of Mr. Halim's higher level of responsibility and the industry standard of providing the chief executive officer with higher incentive targets. In nearly all situations, our short-term incentive awards take the form of equity. We will occasionally provide non-equity incentive awards to recognize special achievement and value to our company or for competitive reasons.

Our annual incentive compensation plan for the executive officers, including the chief executive officer, is based on both the overall financial performance of the company and the performance of the executive with respect to his individual assigned goals. In any given fiscal year, that performance is measured against the specific performance criteria adopted by the compensation committee for use in that particular fiscal year. Performance criteria typically include financial metrics, such as revenue growth, operating profitability and attainment of strategic business development goals. In addition, executive officer incentive compensation awards may be adjusted by an individual performance multiplier. The chief executive officer's annual incentive plan has the same components as the executive officer plan. This award may also be adjusted by the board based on individual performance. For all executive officers, the annual incentive award value is generally targeted at the median of corresponding awards for our peer group.

The fiscal year 2007 base salaries and target incentives for the named executive officers are set forth in the table below.

Named Executive Officer	Base Annual Salary(1)	Target Incentive(2)
Raouf Y. Halim	$500,000	100%
Simon Biddiscombe	300,000	55%
Gerald J. Hamilton	240,000	55%
Thomas J. Medrek	300,000	55%
Wayne K. Nesbit	300,000	55%

(1) Base annual salary is effective as of January 1, 2007. Some of the figures reported in this table will not match the figures reported in the "Summary Compensation Table" below because of the effective date, which does not correspond to our fiscal year.

(2) Target incentive represents a target amount of base annual salary for short-term incentive awards.

Role of Executive Officers and Compensation Consultants in Compensation Decisions

The compensation committee solicits recommendations from our chief executive officer for our other executive officers, and then reviews and approves the total compensation for all of our executive

officers. The compensation committee may request additional information from the chief executive officer and may also solicit the perspective and input of third-party compensation consultants. In fiscal year 2007, the compensation committee elected to continue its engagement with a third-party compensation consultant, Semler Brossy.

Semler Brossy was specifically engaged to consult on stock plan summaries and provisions and trends in equity participation. For fiscal year 2007, we provided Semler Brossy with a list of our peer companies and requested that it report on the practices of each. The report included information on equity practices, such as burn rates, overhang, forms of equity and allocation of equity awards between officers and non-officers. The report also included information on trends, including changes in equity participation eligibility and the mix of cash and equity in total compensation.

Additional information on the peer companies that Semler Brossy examined is discussed below under the caption "Executive Officer and Director Compensation—Compensation Discussion and Analysis—Objectives of Compensation Programs and Compensation Program Design—Peer Group."

Goal Setting and Performance Evaluation

Executive officer performance evaluations, including evaluations of the named executive officers, take place every year and are completed immediately following the conclusion of our fiscal year. To help achieve our strategic goals and annual objectives, we have developed an integrated performance management program, which has an overall purpose of strengthening results at the individual and organizational level. The program is designed to align individual performance with strategic business goals and annual objectives. It is intended to foster two-way communication to provide all employees, including executive officers, with the resources, information and support needed to be successful. The performance management program's primary objectives are to ensure that individual contributions and results are directed toward achieving our business plan based on our strategic and tactical goals. It also links rewards to performance and recognizes outstanding performance with corresponding compensation action. The process begins with establishing overall company and individual performance goals for the chief executive officer and for other executive officers at the beginning of the fiscal year. These goals are based on our annual operating plan, which is reviewed by the board.

The chief executive officer's performance evaluation is coordinated by the chairman of the governance committee, with input from all independent board members. The chief executive officer is evaluated on performance against the annual operating plan, which is summarized in an annual score card. The score card contains a percent achievement reached for each company metric, as well as an overall weighted average achievement percentage on all company performance goals. An annual 360 degree feedback assessment is also conducted for purposes of providing additional developmental feedback to the chief executive officer. The chairman of the governance committee reviews the corporate performance score card and the 360 feedback results with the other board members, obtains their feedback on the chief executive officer's performance and completes the review. The governance committee then reports its findings to the compensation committee for use in its determination of appropriate compensation actions.

The board frequently discusses with the chief executive officer the performance of the executive officers. The chief executive officer incorporates this feedback into the evaluations of the other named executive officers and our other executive officers. The performance evaluations for the named executive officers are the same as those discussed below under the caption "Executive Officer and Director Compensation—Compensation Discussion and Analysis—Elements of Compensation—Incentive Based Compensation."

Peer Group

In setting the base annual salary, individual bonus target amount and equity grant guidelines for executive officers, the compensation committee, with assistance from our third-party compensation consultant, reviews information relating to the executive compensation of direct competitors, other local semiconductor companies and leading national semiconductor companies. We include our direct competitors and other local semiconductor companies because we compete with them for business, as well as talent. We include leading national semiconductor companies because they have a large influence on industry compensation practices. Our self-selected peer group has remained essentially the same for the past several years. In analyzing the peer group, the compensation committee distinguishes emerging peers from mature peers. The peer group companies for fiscal year 2007 include the following:

Emerging Peers

- Applied Micro Circuits Corporation
- PMC-Sierra, Inc.
- Vitesse Semiconductor Corporation
- NetLogic Microsystems, Inc.
- Transwitch Corporation
- Maxim Integrated Products, Inc.
- Conexant Systems, Inc.
- Skyworks Solutions, Inc.
- Microsemi Corporation

Mature Peers

- Broadcom Corporation
- Qualcomm, Inc.
- Advanced Micro Devices, Inc.
- Intel Corporation
- Texas Instruments, Inc.

The compensation committee reviews the compensation levels of our emerging peers when considering the amount of executive officer base annual salary and total compensation. For fiscal year 2007, the compensation committee believes that the base annual salary and total compensation provided to each executive officer was within the range of total compensation paid to similarly situated executive officers at emerging peers. The compensation committee targets our executive officers' base salaries and total compensation at the median of our emerging peers.

The compensation committee reviews the data of both our emerging and mature peers in designing our equity-compensation policies. It typically considers our emerging peers' run-rate, overhang and form of equity policies. Additionally, it reviews our emerging peers' policies regarding allocation of equity awards between executives and non-executives, percentage of employees receiving grants, vesting practices, hiring grant practices and other trends.

For fiscal year 2007, the compensation committee also used the Radford High Tech survey database, which provides data specific to high technology and semiconductor industry compensation practices. The examination of the Radford High Tech survey and peer group compensation practices allows us to accurately follow industry norms in an effort to ensure that our compensation polices are current and competitive.

Elements of Compensation

Executive compensation consists primarily of: (i) a base annual salary; (ii) incentive-based compensation; and (iii) long-term equity awards. This mix of payments allows us to provide compensation that directly addresses our compensation goals of retention, alignment of executive and

stockholder interests and linking pay with performance. We also provide our executive officers with other benefits, including perquisites, change of control agreements and retirement savings plans. After the conclusion of fiscal year 2007, the compensation committee also granted special cash bonuses to certain executive officers as described below. All executive officers are subject to at will employment. We do not have employment or severance agreements with any of them. Please see our "Summary Compensation Table" below for information on the total compensation awarded to each named executive officer during fiscal year 2007.

Base Annual Salary

The base annual salaries we provide to our executive officers are intended as compensation for each executive officer's ongoing contributions to the performance of the operational area(s) for which they are responsible. In keeping with our compensation philosophy to attract and retain individuals of high quality, executive officer base salaries have been targeted to be competitive with base salaries paid to executive officers of our emerging peers, as described above, based on data reviewed by the compensation committee. The compensation committee determines the market median by reviewing information contained in survey data, proxy statements, other SEC filings and advice from our third-party compensation consultant. The base salaries for our executive officers also reflect input from our chief executive officer based on individual performance and retention goals.

The base annual salary levels of each of our executive officers are reviewed annually and adjusted from time to time to recognize individual performance, promotions, competitive compensation levels, retention requirements, internal pay equity and other subjective factors. In addition to adjustments made for competitive and retention reasons, the compensation committee has periodically adjusted executive officer base salaries based on its assessment of each executive's performance and history with us and our overall budgetary considerations for salary increases.

For fiscal year 2007, an annual review of base salaries was conducted by the compensation committee on November 16, 2006, and the following base annual salary changes for certain named executive officers were approved, with an effective date of January 1, 2007:

- Simon Biddiscombe—From $275,000 to $300,000
- Wayne K. Nesbit—From $290,000 to $300,000

For fiscal year 2008, the compensation committee approved the following base annual salary changes for certain named executive officers:

- Simon Biddiscombe—From $300,000 to $330,000 (effective October 1, 2007)
- Gerald J. Hamilton—From $240,000 to $250,000 (effective January 7, 2008)

The recent increased salaries are specifically meant to recognize the performance of individual executive officers and to keep our salaries competitive. Mr. Biddiscombe's salary recognizes his contribution to our financial growth over the second half of fiscal year 2007 and his vital role in our future plans. Mr. Hamilton's salary recognizes his role in reducing our sales cost structure and improving collaboration between our marketing and sales teams.

Incentive-Based Compensation

Cash Incentive Awards

We typically do not offer cash incentive awards. Our short-term incentive based compensation usually takes the form of equity awards, which allows us to preserve our cash on hand. The only named executive officer to receive a cash bonus award during fiscal year 2007 was Mr. Hamilton, our senior vice president of worldwide sales. We decided to offer Mr. Hamilton a cash incentive plan for competitive reasons, after determining that sales executives in our industry often receive cash incentive awards as part of their compensation package.

We awarded a total cash bonus of $122,826 to Mr. Hamilton pursuant to an individual bonus plan after consideration of his performance during fiscal year 2007. The bonus was based on the following factors: (i) achievement of a fiscal year revenue target (weighted 40%); (ii) design win execution against fiscal year plan (weighted 40%); and (iii) a budget reduction for the worldwide sales department (weighted 20%).

In calculating the bonus award, the compensation committee determined that Mr. Hamilton achieved a substantial portion of his revenue goal and design win goals (for a number of key design wins) and 100% of the budget reduction goal (the worldwide sales department met its goal to reduce spending by 10%), resulting in the overall achievement of 93.6% of the goals set forth for the fiscal year. The fiscal year 2007 revenue target is based on our internal annual operating plan and is confidential as discussed below under the caption "Executive Officer and Director Compensation—Compensation Discussion and Analysis—Elements of Compensation—Incentive-Based Compensation—Equity Incentive Awards."

Equity Incentive Awards

In November 2006, we awarded each of our named executive officers shares of performance-based restricted stock. These shares of restricted stock were granted pursuant to the Mindspeed Achievement Plan, or MAP, which allows the compensation committee to issue performance-based equity awards as part of our 2003 long-term incentives plan. The terms of the awards provide that the shares of restricted stock vest to the extent that the officer achieved individual and overall company goals specified for such officer during fiscal year 2007.

The determination of whether each named executive officer has met the MAP goals for a given fiscal year rests with the compensation committee. Management reports on the accomplishments of the officers, but the compensation committee has the responsibility of determining to what extent those accomplishments meet the pre-established MAP goals. While the use of the MAP goals is intended to establish a rigorous process for tracking and evaluating performance, the compensation committee's assessment of performance against particular goals often involves some degree of subjective evaluation of non-quantitative measures. The compensation committee does not apply a mechanical formula in determining achievement of the goals but takes into account the level of performance compared to the goal and may take into account other considerations such as improvement compared to prior years, positioning for future success and the need to motivate and retain the current management team.

The factors used to determine individual performance and the relative weight given to each factor is set forth in the table below for fiscal year 2007. The different factors and relative weights reflect differences in the job responsibilities of our named executive officers.

Named Executive Officer	Performance Factors (and Weight)
Raouf Y. Halim	• Fiscal year revenue, operating profit and cash burn targets: 50% • Design win execution against the fiscal year plan: 20% • Product delivery date performance: 15% • Individual organization development goals: 15%
Gerald J. Hamilton	• Fiscal year revenue target: 40% • Design win execution against fiscal year plan: 40% • Individual organization operating expense controls: 20%
Simon Biddiscombe Thomas J. Medrek Wayne K. Nesbit	• Fiscal year revenue, operating profit and cash burn targets: 50% • Individual organization development goals: 50%

Mr. Halim. Based on the performance evaluation described above under the caption "Executive Officer and Director Compensation—Compensation Discussion and Analysis—Objectives of Compensation Programs and Compensation Program and Design—Goal Setting and Performance Evaluation," the compensation committee determined that Mr. Halim be awarded 50% of the financial performance factors for fiscal year 2007. While the company did not fully meet the revenue, operating profit and cash burn targets, significant progress was made, particularly during the second half of the year. The compensation committee also noted that operating profit and cash burn each improved roughly by 30% as compared to fiscal year 2006. Cash burn and operating profit are non-GAAP measures. Our calculation of operating profit excludes stock-based compensation expense, employer taxes on stock-based compensation and special charges. We calculate cash burn as the net increase or decrease in cash and cash equivalents excluding sales and purchases of marketable securities. We use non-GAAP measures for the MAP because these measures help us internally to evaluate our operating performance excluding items that are considered by management to be outside of our core operating results.

The specific revenue, operating profit and cash burn targets are based on the company's internal annual operating plan and are confidential. The targets correlate with the maximum award levels that the executives can achieve and thus require strong performance. Executives will not receive more than 100% of their equity incentive award, even if the company exceeds its performance goals. As an indication of the level of difficulty in achieving the overall performance objectives, in fiscal year 2007, the overall percentage of awards the named executive officers received (including the achievement of non-financial goals) ranged from 72% to 94%. In fiscal year 2006, the percentage of overall awards executive officers received (including the achievement of non-financial goals) ranged from 92% to 100%.

The compensation committee determined that Mr. Halim met 100% of his non-financial goals. We had a number of key design wins, especially in the voice-over-Internet Protocol and high-performance analog markets. We also achieved most of our milestones on schedule in fiscal year 2007 for our key product programs. With respect to organization development, a number of key promotions and hires were made in fiscal year 2007, including the creation of two business units that had previously made up the high-performance analog business (lightspeed connectivity solutions and high-performance analog, consisting of our switching and signal conditioning products). Based on the overall assessment of Mr. Halim's performance against his MAP goals, the compensation committee determined that 75% of the shares of restricted stock comprising his equity incentive award would vest for fiscal year 2007.

Mr. Hamilton. Mr. Hamilton's criteria for earning shares of restricted stock under the MAP plan is the same as his criteria for earning the cash incentive award described above under the caption "Executive Officer and Director Compensation—Compensation Discussion and Analysis—Elements of Compensation—Incentive-Based Compensation—Cash Incentive Awards." Based on the analysis set forth in that section, the compensation committee determined that 93.6% of the shares of restricted stock comprising Mr. Hamilton's equity incentive award would vest for fiscal year 2007.

Mr. Biddiscombe. The compensation committee determined that Mr. Biddiscombe be awarded 50% of the financial performance factors, based on the same analysis as set forth for Mr. Halim above, and 100% of his individual organization development goals for fiscal year 2007. Mr. Biddiscombe's individual goals were comprised of the following, each weighted at 10% of his overall award: (i) ensuring integrity in financial reporting; (ii) management of cash and working capital; (iii) auditing management and planning; (iv) management of business law and securities law issues; and (v) management of our patent, trademark and trade secret portfolios. Based on the overall assessment of Mr. Biddiscombe's performance against his MAP goals, the compensation committee determined that 75% of the shares of restricted stock comprising his equity incentive award would vest for fiscal year 2007.

Mr. Medrek. The compensation committee determined that Mr. Medrek be awarded 50% of the financial performance factors, based on the same analysis as set forth for Mr. Halim above, and the following percentages of his individual goals for fiscal year 2007: (i) engineering execution—95% (20% weighting of overall award); (ii) offshoring execution and forecast accuracy—100% (10% weighting of overall award); and (iii) design wins and market execution—90% (20% weighting of overall award). Based on the overall assessment of Mr. Medrek's performance against his MAP goals, the compensation committee determined that 72.6% of the shares of restricted stock comprising his equity incentive award would vest for fiscal year 2007.

Mr. Nesbit. The compensation committee determined that Mr. Nesbit be awarded 50% of the financial performance factors, based on the same analysis as set forth for Mr. Halim above, and the following percentages of his individual goals for fiscal year 2007: (i) inventory management—95% (20% weighting of overall award); (ii) customer satisfaction—90% (20% weighting of overall award); and (iii) quality improvement—100% (10% weighting of overall award). Based on the overall assessment of Mr. Nesbit's performance against his MAP goals, the compensation committee determined that 72.6% of the shares of restricted stock comprising his equity incentive award would vest for fiscal year 2007.

The table below summarizes the number of shares earned by each named executive officer pursuant to their performance-based equity incentive awards based on the analysis above. To the extent that the named executive officer did not meet all of his performance goals, shares did not vest and were subsequently forfeited. The final column of the table presents the percentage of performance goals achieved by each named executive officer in the prior fiscal year in order to provide greater context regarding performance goals and the level of difficulty for their achievement.

Named Executive Officer	Number of Performance Based Restricted Shares Awarded	Fiscal Year 2007 Performance Achievement	Number of Restricted Shares Vested	Number of Restricted Shares Forfeited	Fiscal Year 2006 Performance Achievement
Raouf Y. Halim	125,000	75%	93,750	31,250	95%
Simon Biddiscombe	50,000	75%	37,500	12,500	97%
Gerald J. Hamilton	31,250	93.6%	29,250	2,000	100%
Thomas J. Medrek	31,250	72.6%	22,688	8,562	92%
Wayne K. Nesbit	31,250	72.6%	22,688	8,562	94%

The incentive equity awards provided under this plan are consistent with our compensation goals and philosophy. In order to pay for performance, the vesting criteria of the restricted stock award link overall company and individual performance with the eventual actual value of the award. Furthermore, by offering equity rather than cash, we believe that we can better align our executive's interests with those of our stockholders.

Long-Term Equity Awards

Our long-term compensation consists of restricted stock and option awards provided under our 2003 long-term incentives plan. In determining the timing and size of our awards, we follow our policy of attempting to provide compensation that is competitive with our peers. Additionally, we consider the number and status of past long-term awards when deciding to make a new grant.

We routinely grant eligible employees equity awards at the time of hire and also provide equity awards covering substantially all employees annually. The vesting periods vary with respect to each individual award, but awards generally vest within four years. The exercise price of all stock options is set at the fair market value of the company's stock on the grant date.

Our long-term compensation award of stock options and restricted stock is consistent with our goals for compensation, particularly in aligning the interests of our executive officers with our

stockholders. The award provides compensation beyond a salary and assists us in recruiting and retaining executive officers. The awards are useful in retention because of their vesting requirements, which provide that upon termination of employment, only options currently vested may be exercised and unvested stock grants are forfeited. Thus, this long-term compensation award gives executive officers an incentive to remain with the company through the award's entire vesting period.

During fiscal year 2007, we granted stock options to all of our named executive officers as part of our long-term compensation. The awards are scheduled to vest as to 12.5% of the underlying award in May 2008 and 12.5% of the underlying award every three months for 21 months thereafter. The number of options awarded varied with respect to each individual due to differences in each individual's compensation targets and role within the company. See the "Grants of Plan Based Awards" table below for information on the number of options awarded to each named executive officer during fiscal year 2007. For information about awards granted in previous years, see our "Outstanding Equity Awards at Fiscal Year-End" table below.

Special Bonuses

Following the conclusion of fiscal year 2007, the compensation committee approved special cash bonuses of $250,000 to Mr. Halim and $100,000 to Mr. Biddiscombe. Each of these bonuses is subject to a special bonus letter agreement. The special bonuses must be repaid to the company if the executive officer voluntarily leaves the company or is terminated for cause on or prior to November 23, 2008, the first anniversary of the special bonus award. The compensation committee determined these payments to be appropriate to help ensure management continuity and to recognize the importance of Mr. Halim and Mr. Biddiscombe in continuing through 2008 the progress made in the second half of 2007.

The compensation committee also granted a special equity award to Mr. Biddiscombe in February 2007, to recognize his contributions and encourage his continued commitment to our company. The award included 100,000 shares of restricted stock and 175,000 stock options (which was in excess of the guideline of 62,500 stock options that he otherwise would have received as part of our broad-based grant of stock options to employees in February 2007). The stock options will vest as to 12.5% of the underlying award in May 2008 and 12.5% of the underlying award every three months for 21 months thereafter. The shares of restricted stock will vest as to 33.33% of the underlying award in February 2008 and as to 8.33% of the underlying award every three months for two years thereafter. For valuation of these awards, see our "Grants of Plan-Based Awards" table below.

Other Compensation Policies

Perquisites and Personal Benefits

We provide our executive officers, including our chief executive officer, with perquisites and other personal benefits that we believe are reasonable, competitive and consistent with other semiconductor companies and our overall executive compensation program. The perquisites and personal benefits that we regularly offer include retirement savings plan matching contributions, deferred compensation plan contributions, life insurance premiums, excess personal liability insurance premiums, an annual physical examination, airline club fees, club dues and financial services.

In determining the appropriate level of perquisites and personal benefits, we periodically review the Ayco Executive Benefits & Perquisite survey, as well as information provided in the proxy statements and SEC filings of our peer group. We believe that these benefits help us to hire and retain qualified executives and enable them to perform their job responsibilities with fewer distractions. For valuation of perquisites and other benefits provided during fiscal year 2007, see footnote 3 of our "Summary Compensation Table" below.

Timing of Grants of Equity Awards

We have generally considered grants of stock options and restricted stock to our executive officers on an annual basis at regularly scheduled meetings of the compensation committee. Formal approval of grants of equity awards is obtained on the date of grant. We do not have, and do not intend to have, any program, plan or practice to time the grant of equity awards in coordination with the release of material non-public information. We also do not have, and do not intend to have, any program, plan or practice to time the release of material non-public information for the purpose of affecting the value of executive compensation. The exercise price for stock options we have granted equals the closing price of our common stock on the grant date.

Policy Regarding Deductibility of Compensation

Section 162(m) of the Internal Revenue Code, enacted in 1993, generally disallows a tax deduction to public companies for compensation over $1 million paid to the chief executive officer or any of the other four most highly compensated executive officers. However, certain compensation meeting a tax law definition of "performance-based" is generally exempt from this deduction limit. We do not currently have a policy regarding qualification of cash compensation, such as salary and bonuses, for deductibility under Section 162(m). We have included provisions in our 2003 long-term incentives plan designed to enable grants of options to executives affected by Section 162(m) to qualify as "performance-based" compensation. Such grants cannot qualify until they are made by a committee consisting of "outside directors" under Section 162(m). In fiscal year 2007, our executives did not receive compensation at a level that exceeds the $1 million limit. However, the compensation committee believes that in certain circumstances factors other than tax deductibility take precedence when determining the forms and levels of executive compensation most appropriate and in the best interests of us and our stockholders. Given our changing industry and business, as well as the competitive market for outstanding executives, the compensation committee believes that it is important to retain the flexibility to design compensation programs consistent with its overall executive compensation philosophy even if some executive compensation is not fully deductible. Accordingly, the compensation committee may from time to time deem it appropriate to approve elements of compensation for certain executive officers that are not fully deductible.

Change of Control Agreements

Each of the named executive officers has entered into our standard change of control agreement, which provides under certain circumstances for payments upon termination of employment in connection with a change of control of the company. Payments made under the agreement are subject to a "double trigger," meaning that both a change of control and a termination are required. We believe that a change of control agreement is necessary to diminish the inevitable distraction of executive officers by virtue of the personal uncertainties and risks created by a pending or threatened change of control. This agreement intends to encourage the executive officer's full attention and dedication and to provide a compensation and benefits arrangement satisfactory to the executive officer and competitive with other corporations.

For the purposes of this agreement, a change of control generally means:

- the acquisition by any individual, entity or group of beneficial ownership of 20% or more of either the then outstanding shares of our common stock or the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors;
- a change in the composition of a majority of the board, which is not supported by the current board;

- a major corporate transaction, such as a reorganization, merger or consolidation or sale or other disposition of all or substantially all of our assets, which results in a change in the majority of the board or of more than 60% of our stockholders; or
- approval by our stockholders of the complete liquidation or dissolution of our company.

An executive who terminates his own employment for good reason or whose employment is terminated by us for reasons other than for cause, disability or death (qualified terminations) in connection with a change of control is entitled to the following payouts and benefits:

- three times the executive officer's base annual salary for the chief executive officer and two times the base annual salary for all other executive officers;
- three times the executive officer's bonus under our annual incentive plans for the chief executive officer and two times the bonus for all other executive officers;
- accrued vacation pay to the extent that it remains unpaid;
- continued coverage under our welfare benefit plans for two years after termination, including, without limitation, medical, prescription, dental, disability, employee life, group life, accidental death and travel accident insurance plans and programs to the extent applicable generally to other peer executives of our company and its affiliated companies;
- outplacement services, the scope and provider of which shall be selected by the executive officer in his sole discretion;
- other benefits including those that the executive officer is eligible to receive under any plan, program, policy or practice or contract or agreement; and
- a gross-up payment, defined as the amount equal to the excise tax on any payment by us pursuant to the change of control agreement as imposed by section 4999 of the Internal Revenue Code and all taxes associated with the payment of that excise tax.

We believe that providing for payment under the change of control agreements upon a double trigger of a change of control and a qualified termination achieves the balanced result of focusing the executive officer and protecting our company's best interests. For more information regarding potential payments under the change of control agreements, see the "Potential Payments Upon Termination or Change-in-Control" table below.

Retirement Plans

Executive officers are eligible to participate in two of our retirement plans, our retirement savings plan and our deferred compensation plan. Our retirement savings plan operates as a defined contribution tax-qualified plan, and our deferred compensation plan is an unfunded nonqualified plan. The difference between these plans from our perspective is that under a tax-qualified plan we are eligible for a tax deduction in the year the compensation is earned, and under a nonqualified plan we are eligible for a tax deduction in the year the compensation is actually paid. These plans serve to offer our executive officers with competitive benefits and allow us to recognize their present and future contributions to our company.

Under our retirement savings plan (a 401(k) retirement plan open to all of our domestic salaried employees), a participant may elect to defer compensation within certain contribution limitations. We retain the discretion to contribute to each participant's plan through profit sharing and matching of contributions. Our contributions are paid in the form of our common stock. For fiscal year 2007, we matched participants' contributions 50% for the first quarter, and 100% for the remainder of the year, of the first 4% of the participant's covered compensation. The matching contributions paid to the

named executive officers under our retirement savings plan during fiscal year 2007 are listed in footnote 3 of our "Summary Compensation Table" below.

Under our deferred compensation plan, a select group of highly compensated employees and directors of our company may defer compensation subject to a minimum contribution. The plan has no maximum level of contribution. We match the participant's contribution under this plan in an amount equal to the match the participant would have received under our retirement savings plan but for his or her participation in our deferred compensation plan and certain limitations imposed by the tax code less the match actually credited to the participant under our retirement savings plan. For more information about our deferred compensation plan and the named executive officers' contributions, please see our "Nonqualified Deferred Compensation" table below.

Overall Analysis

We operate in a highly competitive and cyclical industry. As a company, we have been focused on achieving profitability by reducing expenses and increasing our revenues. While we did not achieve all of our financial goals in fiscal year 2007, significant progress was made, particularly during the second half of the year. For each of the past four years, our net loss has decreased. We believe it is vital to retain and motivate our executive officers in order to achieve profitability. The base salaries and special bonuses paid to our named executive officers are intended to compensate them for services rendered and to prevent us from losing their services to other companies in our industry. We use equity-based compensation, particularly in the form of time-vested stock option grants, to align the interests of executive officers with those of stockholders and to provide a further retention incentive. Finally, our short-term incentives support our pay for performance philosophy by linking the vesting of restricted stock grants to the achievement of overall company and individual performance goals. Thus, we believe that our compensation program successfully achieves our objectives.

During fiscal 2008, we intend to continue monitoring the appropriate level of compensation of our executive officers through the use of our third-party compensation consultant, review of the Radford High Tech survey and comparison to the compensation practices of our peer group.

Summary Compensation Table

The following table sets forth the compensation earned for services performed for our company during fiscal year 2007 by:

- our chief executive officer;
- our chief financial officer; and
- each of our other three most highly compensated executive officers, employed by us as of the end of fiscal year 2007, whom we refer to collectively as our "named executive officers."

Name and Principal Position	Year	Salary ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(3)	Total ($)
Raouf Y. Halim . . . . Chief Executive Officer	2007	$500,000	$330,953	$143,855	—	$ 56,737	$1,031,545
Simon Biddiscombe . . . . . Senior Vice President, Chief Financial Officer, Treasurer and Secretary	2007	293,750	176,060	91,873	—	35,659	597,342
Gerald J. Hamilton . . . . . Senior Vice President, Worldwide Sales	2007	270,164	88,628	44,638	$122,826	100,197	626,453
Thomas J. Medrek . . . . . . Senior Vice President and General Manager, Multiservice Access	2007	300,000	85,107	69,221	—	80,598	534,926
Wayne K. Nesbit(4) . . . . . Senior Vice President, Operations	2007	297,500	94,807	42,724	—	35,192	470,223

(1) Includes amounts deferred pursuant to our retirement savings plan and our deferred compensation plan. For Mr. Hamilton, this figure includes commissions amounting to $30,164.

(2) These amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended September 30, 2007, in accordance with FAS 123R, of awards pursuant to our 2003 long-term incentives plan and prior stock incentive plans no longer in effect and thus may include amounts from awards granted both in and prior to fiscal year 2007. Assumptions used in the calculation of these amounts are included in Note 10, "*Stock-Based Compensation*" to our audited financial statements for the fiscal year ended September 30, 2007 included in our annual report on Form 10-K filed with the SEC on November 30, 2007. However, as required, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(3) The amount shown as "All Other Compensation" includes the following perquisites and personal benefits:

Name	Retirement Savings Plan Contributions (A)	Deferred Compensation Plan Contributions (B)	Life Insurance Premiums	Liability Insurance Premiums (C)	Auto Lease	Airline Club Fees	Club Dues	Financial Services (D)	Housing	Relocation
Raouf Y. Halim	$ 9,154	—	$1,416	$3,477	—	$1,036	$24,023	$17,631	—	—
Simon Biddiscombe	9,845	$452	581	1,159	—	444	5,547	17,631	—	—
Gerald J. Hamilton	8,492	—	1,139	—	$4,615	—	—	17,751	$11,077	$57,123
Thomas J. Medrek	9,929	—	1,483	1,159	—	370	462	28,515	—	38,680
Wayne K. Nesbit	10,562	—	954	1,159	—	571	4,315	17,631	—	—

(A) Represents amounts we contributed pursuant to our retirement savings plan.

(B) Represents amounts we contributed pursuant to our deferred compensation plan.

(C) Represents amounts we paid for excess personal liability insurance coverage.

(D) Represents fees we paid on behalf of the executive for financial services provided by a third party, including financial counseling, tax return preparation and estate planning.

For more information about perquisites, see the discussion above under the caption "Executive Officer and Director Compensation—Compensation Discussion and Analysis—Other Compensation Policies—Perquisites and Personal Benefits."

(4) Mr. Nesbit resigned his employment effective January 3, 2008.

Grants of Plan-Based Awards

The following table presents information on equity awards granted under our 2003 long-term incentives plan and awards granted under non-equity incentive plans to our named executive officers during fiscal year 2007.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Possible Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)(4)	Exercise or Base Price of option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(5)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Raouf Y. Halim	11/16/2006	—	—	—	62,500	125,000	125,000	—	—	—	$225,000
	2/2/2007	—	—	—	—	—	—	—	250,000	$2.19	290,000
Simon Biddiscombe	11/16/2006	—	—	—	25,000	50,000	50,000	—	—	—	90,000
	2/2/2007	—	—	—	—	—	—	100,000	—	—	219,000
	2/2/2007	—	—	—	—	—	—	—	175,000	2.19	203,000
Gerald J. Hamilton	—	—	$132,000(1)	—	—	—	—	—	—	—	—
	11/16/2006	—	—	—	15,625	31,250	31,250	—	—	—	56,250
	2/2/2007	—	—	—	—	—	—	—	62,500	2.19	72,500
Thomas J. Medrek	11/16/2006	—	—	—	15,625	31,250	31,250	—	—	—	56,250
	2/2/2007	—	—	—	—	—	—	—	62,500	2.19	72,500
Wayne K. Nesbit	11/16/2006	—	—	—	15,625	31,250	31,250	—	—	—	56,250
	2/2/2007	—	—	—	—	—	—	—	62,500	2.19	72,500

(1) The non-equity incentive award for Mr. Hamilton was made pursuant to the senior vice president of worldwide sales bonus plan, which does not provide for a threshold or maximum payout. The target payout represents 55% of Mr. Hamilton's base annual salary. For more information about the material terms of this award, see the discussion above under the caption "Executive Officer and Director Compensation—Compensation Discussion and Analysis—Elements of Compensation—Incentive-Based Compensation—Cash Incentive Awards."

(2) All awards featured in this column are shares of restricted stock and were made pursuant to our 2003 long-term incentives plan. The shares of restricted stock were awarded on November 16, 2006 and are earned based on fiscal year 2007 performance. Earned shares vested on November 16, 2007. The material terms of this award are discussed above under the caption "Executive Officer and Director Compensation—Compensation Discussion and Analysis—Elements of Compensation—Incentive-Based Compensation—Equity Incentive Awards."

(3) The material terms of these awards are discussed above under the caption "Executive Officer and Director Compensation—Compensation Discussion and Analysis—Special Bonuses."

(4) The material terms of these awards are discussed above under the caption "Executive Officer and Director Compensation—Compensation Discussion and Analysis—Elements of Compensation—Long-Term Equity Awards."

(5) The grant date fair value for equity awards has been calculated in accordance with FAS 123R. In contrast to how we present amounts in the "Summary Compensation Table" above, we report the amounts in this column without apportioning the amount over the applicable service or vesting period.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the equity awards we have made to our named executive officers which were outstanding as of the end of fiscal year 2007.

	Option Awards					Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Raouf Y. Halim	10/27/2000	8,579	0	$4.4059	10/27/2010	—	—
	3/30/2001	955,927	0	1.8002	3/30/2011	—	—
	4/3/2002	323	0	2.3586	4/2/2012	—	—
	4/3/2002	160,920	0	2.3586	4/3/2012	—	—
	8/15/2003	300,000	0	2.65	8/15/2011	—	—
	7/30/2004	118,750	31,250	3.553	7/30/2012	—	—
	1/28/2005	180,000	0	2.28	1/28/2013	—	—
	2/2/2007	0	250,000	2.19	2/2/2015	—	—
	1/31/2006	—	—	—	—	70,835	$122,545
	11/16/2006	—	—	—	—	93,750	162,188
Simon Biddiscombe	2/15/2001	20,043	0	3.6506	2/15/2009	—	—
	3/30/2001	9,782	0	1.8002	3/29/2011	—	—
	11/5/2002	3,128	0	1.003	11/5/2010	—	—
	6/9/2003	26,812	0	2.1007	6/9/2011	—	—
	6/30/2003	125,000	0	2.70	6/30/2011	—	—
	8/15/2003	100,000	0	2.65	8/15/2011	—	—
	7/30/20004	59,374	15,626	3.553	7/30/2012	—	—
	1/28/2005	100,000	0	2.28	1/28/2013	—	—
	2/2/2007	0	175,000	2.19	2/2/2015	—	—
	1/31/2006	—	—	—	—	25,000	43,250
	11/16/2006	—	—	—	—	37,500	64,875
	2/2/2007	—	—	—	—	100,000	173,000
Gerald J. Hamilton	3/30/2001	7,655	0	1.8002	3/30/2009	—	—
	4/3/2002	3,874	0	2.3586	4/3/2010	—	—
	11/5/2002	10,730	0	1.003	11/5/2010	—	—
	8/15/2003	33,337	0	2.65	8/15/2011	—	—
	7/30/2004	13,854	3,646	3.23	7/30/2012	—	—
	1/28/2005	24,300	0	2.28	1/28/2013	—	—
	8/4/2006	25,000	75,000	1.49	8/4/2014	—	—
	2/2/2007	0	62,500	2.19	2/2/2015	—	—
	1/31/2006	—	—	—	—	9,375	16,219
	8/4/2006	—	—	—	—	45,000	77,850
	11/16/2006	—	—	—	—	29,250	50,603
Thomas J. Medrek	10/27/2000	2,083	0	4.4059	10/27/2010	—	—
	3/30/2001	21,513	0	1.8002	3/29/2011	—	—
	3/30/2001	126,854	0	1.8002	3/30/2009	—	—
	4/3/2002	36,210	0	2.3586	4/3/2010	—	—
	4/26/2002	26,812	0	2.0423	4/26/2010	—	—
	11/5/2002	30,749	0	1.003	11/5/2010	—	—
	8/15/2003	100,000	0	2.65	8/15/2011	—	—
	7/16/2004	56,250	18,750	3.10	7/16/2012	—	—
	7/30/2004	43,542	11,458	3.553	7/30/2012	—	—
	1/28/2005	60,000	0	2.28	1/28/2013	—	—
	2/2/2007	0	62,500	2.19	2/2/2015	—	—
	1/31/2006	—	—	—	—	25,000	43,250
	11/16/2006	—	—	—	—	22,688	39,250
Wayne K. Nesbit	2/15/2001	60,660	0	3.6506	2/15/2009	—	—
	1/14/2002	10,843	0	2.6526	1/13/2012	—	—
	1/14/2002	15,943	0	2.6526	1/14/2012	—	—
	11/5/2002	35,749	0	1.003	11/5/2010	—	—
	8/15/2003	100,000	0	2.65	8/15/2011	—	—
	7/30/2004	39,582	10,418	3.553	7/30/2012	—	—
	1/28/2005	100,000	0	2.28	1/28/2013	—	—
	2/2/2007	0	62,500	2.19	2/2/2015	—	—
	1/31/2006	—	—	—	—	20,834	36,043
	11/16/2006	—	—	—	—	22,688	39,250

(1) Restricted stock awards granted November 16, 2006 in this column were granted pursuant to our 2003 long-term incentives plan and were earned and vested in proportion to the accomplishment of each executive officer's goals during fiscal year 2007. The figure shown in this column represents

the number of shares deemed earned for fiscal year 2007 performance, as determined by the compensation committee on November 15, 2007. All shares deemed unearned were forfeited. The earned shares are included in this table because as of the end of fiscal year 2007, the relevant performance condition had been satisfied, but the shares remained unvested until November 16, 2007.

(2) The market value noted in this column was determined by multiplying the number of unvested shares by $1.73, the closing price of our common stock on the last business day of fiscal year 2007.

Stock Option Award Vesting Schedule

The vesting schedule for stock option awards is set forth below.

Grant Date	Vesting
10/27/2000	Options vested as to 50% of the underlying award on each anniversary of the grant date for two years.
2/15/2001	Mr. Biddiscombe and Mr. Nesbit each received two sets of grants on this grant date. Mr. Biddiscombe's first grant of 14,298 options vested as to 25% of the underlying award on each anniversary of the grant date for four years. His second grant of 5,745 options vested as to 50% of the underlying award on each anniversary of the grant date for two years. Mr. Nesbit's first grant of 53,619 options vested as to 25% of the underlying award on each anniversary of the grant date for four years. His second grant of 7,041 options vested as to 50% of the underlying award on each anniversary of the grant date for two years.
3/30/2001	Options vested as to 50% of the underlying award on the first anniversary of the grant date and 25% on each anniversary of the grant date for two years thereafter.
4/3/2002	The options listed under this grant date were repriced options from earlier grants. Each repriced grant retained its original vesting schedule, but we note the original grant date below. Mr. Halim received a grant of 80,464 options on February 10, 2000, and a grant of 80,465 options on July 24, 2000. Mr. Hamilton received a grant of 3,576 options on July 24, 2000, and a grant of 6,258 options on September 26, 2001. Mr. Medrek received a grant of 7,602 options on October 19, 1999, a grant of 14,304 options on March 13, 2000, and a grant of 14,304 options on July 24, 2000. The vesting schedule for each of these grants provided for 25% of the underlying award to vest on each anniversary of the grant date for four years, except the vesting schedule for Mr. Medrek's award granted on October 19, 1999. This award was made under a plan of a company that we acquired, and we have no detailed information about its original vesting schedule. This award was fully vested as of December 31, 2004.
1/14/2002 4/26/2002 11/5/2002 6/9/2003 6/30/2003 8/15/2003 7/16/2004	Options vested as to 25% of the underlying award on each anniversary of the grant date for four years.
7/30/2004	Options vested as to 25% of the underlying award on the first anniversary of the grant date and as to 2.083% of the underlying award every month for three years thereafter.
1/28/2005	Options vested as to 50% of the underlying award on the six month anniversary of the grant date and as to 50% of the underlying award on the one year anniversary of the grant date.
2/2/2007	Options will vest as to 12.5% of the underlying award on the 15 month anniversary of the grant date and as to 12.5% of the underlying award every three months for 21 months thereafter.

Restricted Stock Award Vesting Schedule

The vesting schedule for restricted stock awards is set forth below.

Grant Date	Vesting
1/31/2006 .... 8/4/2006	The shares of restricted stock vested as to 25% of the underlying award on the first anniversary of the grant date and will vest as to 6.25% of the underlying award every three months for three years thereafter.
11/16/2006 ...	The shares of restricted stock were earned and fully vested on the first anniversary of the grant date. Shares subject to this grant were earned based on achievement of overall company and individual performance goals. Shares that remained unearned based on these goals were forfeited on the first anniversary of the grant date. For a discussion of the vesting provisions of these awards, see "Executive Officer and Director Compensation—Compensation Discussion and Analysis—Elements of Compensation—Incentive-Based Compensation—Equity Incentive Awards" above.
2/2/2007	The shares of restricted stock vested as to 33.33% of the underlying award on the first anniversary of the grant date and as to 8.33% of the underlying award every three months for two years thereafter.

Option Exercises and Stock Vested

The following table sets forth information regarding the exercise of stock options and the vesting of restricted stock awards for each of our named executive officers during fiscal year 2007.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Raouf Y. Halim	399,941	$328,381	234,999	$431,427
Simon Biddiscombe	—	—	88,500	162,275
Gerald J. Hamilton	—	—	55,625	105,390
Thomas J. Medrek	—	—	86,000	157,775
Wayne K. Nesbit	—	—	86,166	158,228

(1) We computed the dollar amount realized upon exercise by multiplying the number of shares by the difference between the market price of the underlying securities at exercise and the exercise price of the options.

(2) We computed the dollar amount realized upon vesting by multiplying the number of shares by the market price of the underlying securities on the vesting date.

Nonqualified Deferred Compensation

Our deferred compensation plan provides for the deferral of compensation on a basis that is not tax-qualified for a select group of highly compensated employees and directors. A participant may defer up to 100% of base annual salary, annual bonus and director fees. If a participant elects to defer from any of these three sources, he or she must defer at least $2,000 from the source from which he or she deferred. A participant may also elect to defer 100% of restricted stock grants and qualifying gains with respect to the exercise of eligible stock options. If a participant elects to defer from one of these two sources, he or she must defer at least 25% from the source from which he or she deferred, provided that the amount is at least $50,000 or 100% of the award.

We will provide a matching amount to each participant equal to the match the participant would have received under our retirement savings plan but for his or her participation in our deferred compensation plan and the limitations of certain provisions of the Internal Revenue Code, less the match actually credited to the participant's retirement savings plan account. We may also, in our discretion, credit any amount we desire to any participant's account under the terms of our deferred compensation plan.

A participant may allocate and apportion his or her account funds (other than deferred restricted stock grants and stock option grants) in 5% increments into personally selected measurement funds. He or she may choose these funds from a pre-selected list, previously determined by our company, consisting of mutual funds, insurance company separate accounts, indexed rates or other investment vehicles. Interest and other plan earnings of individual accounts are determined by the performance of these measurement funds on a daily basis. These funds are used solely for measurement purposes, and participants hold no actual investment in them.

A participant or the beneficiary may pre-elect to receive benefits under the plan pursuant to an annual installment method of 2, 5, 10, 15 or 20 years or in a lump sum after retirement, death or other termination of employment. If the participant's account balance is less than $15,500 at the time of retirement, death or other termination, the benefit must be paid as a lump sum.

The following table sets forth amounts deferred by the named executive officers under our deferred compensation plan during fiscal year 2007.

Name	Executive Contributions in Last Fiscal Year ($)(1)	Company Contributions in Last Fiscal Year ($)(2)	Aggregate Earnings in Last Fiscal Year ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End($)
Raouf Y. Halim	—	—	—	—	—
Simon Biddiscombe	$11,750	$452	$ 1,207	0	$ 33,408
Gerald J. Hamilton	—	—	—	—	—
Thomas J. Medrek	0	0	18,091	0	142,995
Wayne K. Nesbit	—	—	—	—	—

(1) These amounts are included in the "Summary Compensation Table" above in the "Salary" column.

(2) These amounts are included in the "Summary Compensation Table" above in the "All Other Compensation" column.

(3) These amounts are not included in the "Summary Compensation Table" above because the earnings are not preferential or above-market.

Potential Payments upon Termination or Change-in-Control

Under the terms of our standard change of control agreement, deferred compensation plan and 2003 long-term incentives plan, our named executive officers may be entitled to certain payments upon termination of their employment. The following description of the plans is qualified by reference to the complete text of the plans, which have been filed with the SEC. We have not entered into severance agreements with any of our named executive officers.

The following table sets forth estimated payments that would be made to each of our named executive officers upon termination of employment under various circumstances, including: (i) death; (ii) a qualified termination in connection with a change of control; and (iii) termination for any other reason. The information set forth in the table assumes:

- the termination event occurred on the last day of fiscal year 2007;
- all payments are made in a lump sum on the date of termination;
- we are current on all obligations owed the executive through the date of termination (including salary and bonus, but excluding accrued vacation); and
- the executive does not find new employment with another employer within two years.

The actual amounts to be paid can only be determined at the time of the executive's termination of employment and may differ materially from the amounts set forth in the table below. The amounts set forth in the table below do not reflect the withholding of applicable state and federal taxes. Following the table is a description of the plans and agreements that affect potential payments upon death, termination or change of control.

Name	Death	Qualified Termination in Connection with a Change of Control	Termination for Any Other Reason
Raouf Y. Halim			
Accrued Vacation	$ 56,388	$ 56,388	$ 56,388
Deferred Compensation Plan	—	—	—
2003 Long-Term Incentives Plan	—	—	—
Change of Control Agreement			
Multiplied Salary(1)	—	1,500,000	—
Multiplied Annual Bonus(2)	—	1,500,000	—
Welfare Benefits(3)	—	37,050	—
Outplacement Services(4)	—	12,000	—
Gross-up Payment	—	—	—
Total	$ 56,388	$3,105,438	$ 56,388
Simon Biddiscombe			
Accrued Vacation	$ 8,859	$ 8,859	$ 8,859
Deferred Compensation Plan	33,408	33,408	33,408
2003 Long-Term Incentives Plan	—	—	—
Change of Control Agreement			
Multiplied Salary	—	600,000	—
Multiplied Annual Bonus	—	330,000	—
Welfare Benefits	—	37,050	—
Outplacement Services	—	12,000	—
Gross-up Payment	—	—	—
Total	$ 42,267	$1,021,317	$ 42,267

Name	Death	Qualified Termination in Connection with a Change of Control	Termination for Any Other Reason
Gerald J. Hamilton			
Accrued Vacation	$ 16,084	$ 16,084	$ 16,084
Deferred Compensation Plan	—	—	—
2003 Long-Term Incentives Plan	18,000	—	—
Change of Control Agreement			
Multiplied Salary	—	480,000	—
Multiplied Annual Bonus	—	264,000	—
Welfare Benefits	—	37,050	—
Outplacement Services	—	12,000	—
Gross-up Payment	—	—	—
Total	$ 34,084	$ 809,134	$ 16,084
Thomas J. Medrek			
Accrued Vacation	$ 14,161	$ 14,161	$ 14,161
Deferred Compensation Plan	142,995	142,995	142,995
2003 Long-Term Incentives Plan	—	—	—
Change of Control Agreement			
Multiplied Salary	—	600,000	—
Multiplied Annual Bonus	—	330,000	—
Welfare Benefits	—	37,050	—
Outplacement Services	—	12,000	—
Gross-up Payment	—	—	—
Total	$157,156	$1,136,206	$157,156
Wayne K. Nesbit			
Accrued Vacation	$ 19,552	$ 19,552	$ 19,552
Deferred Compensation Plan	—	—	—
2003 Long-Term Incentives Plan	—	—	—
Change of Control Agreement			
Multiplied Salary	—	600,000	—
Multiplied Annual Bonus	—	330,000	—
Welfare Benefits	—	37,050	—
Outplacement Services	—	12,000	—
Gross-up Payment	—	—	—
Total	$ 19,552	$ 998,602	$ 19,552

(1) The multiple used for the multiplied salary for Mr. Halim as the chief executive officer is three. The multiple used for all other named executive officers is two. The multiplied salary amount is based on the named executive officer's base annual salary as of the end of fiscal year 2007.

(2) The multiple used for the multiplied bonus for Mr. Halim as the chief executive officer is three. The multiple used for all other named executive officers is two. The annual bonus amount used is based on individual target incentive amounts as established by the compensation committee for fiscal year 2007.

(3) Welfare benefits include the following benefits:

Benefits (Insurance Premiums)	Annual Value
Medical	$15,000
Dental	1,800
Vision	800
Basic Life	450
Accidental Death and Disability	100
Long-Term Disability	375

(4) The value of outplacement services is estimated based on industry standards.

Deferred Compensation Plan

Under the terms of our deferred compensation plan, a participating executive is entitled to receive the balance of his account upon termination of his employment. The method of distribution may vary depending on the exact nature of the termination, but in all cases a lump sum payment is an option. As noted above, the table assumes that the deferred compensation benefit is paid in a lump sum.

Participants in our deferred compensation plan are entitled to this benefit regardless of the reason for the termination. As of the end of fiscal year 2007, only Mr. Biddiscombe and Mr. Medrek had outstanding balances in our deferred compensation plan.

Accrued Vacation

Our named executive officers are entitled to payments for their accrued vacation time regardless of the reason for the termination of their employment. The amounts of these payments vary with respect to each individual officer.

2003 Long-Term Incentives Plan

Under the terms of our 2003 long-term incentives plan, the estate or beneficiaries of an executive whose employment is terminated by his or her death are entitled to exercise all outstanding options for up to three years following his or her death. The estate or beneficiaries may exercise these options regardless of whether the options had vested prior to the employee's death. The table accounts for this benefit by multiplying the number of outstanding but unvested options by the difference between the exercise price of the option and $1.73, the price of our common stock on the last business day of fiscal year 2007. An employee terminated for reasons other than cause or his death may exercise only the options vested and exercisable as of the termination date for a period of three months following termination. An employee terminated for cause forfeits all options. No extra financial benefit from restricted stock awards is derived upon termination.

Assuming death on the last day of fiscal year 2007, only Mr. Hamilton would derive value from the terms of this plan. Because of the individual circumstances of their vesting dates and exercise prices, no other named executive officer would financially benefit from the acceleration of unvested options under this plan.

Change of Control Agreements

Each of the named executive officers has entered into our standard change of control agreement, which provides under certain circumstances for payments upon termination of employment in connection with a change of control of our company. Additional information regarding the change of control agreements is discussed above under the caption "Executive Officer and Director Compensation—Compensation Discussion and Analysis—Other Compensation Policies—Change of Control Agreements."

Director Compensation

The following table sets forth the compensation earned for services performed for us as a director by each member of the board of directors, other than any director who is also a named executive officer, during fiscal year 2007.

Name(1)	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Total ($)
Donald R. Beall(5)	$58,750	$31,650	$43,672	$134,072
Dwight W. Decker	61,250	31,650	36,220	129,120
Donald H. Gips(6)	52,500	31,650	36,996	121,146
Michael T. Hayashi	50,625	31,650	21,900	104,175
Ming Louie	58,750	31,650	38,420	128,820
Thomas A. Madden	73,750	31,650	38,420	143,820
Jerre L. Stead	72,500	31,650	37,762	141,912

(1) Mr. Halim serves as a member of the board of directors and also as one of our executive officers. Mr. Halim did not receive any compensation for serving as a member of the board of directors, but is compensated for serving as our chief executive officer.

(2) Represents the amount of cash compensation earned during fiscal year 2007 for service on the board of directors and committees of the board of directors, as applicable. For more information on how the directors were compensated, please see the explanation set forth below.

(3) These amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended September 30, 2007, in accordance with FAS 123R, of awards pursuant to our directors stock plan. Assumptions used in the calculation of these amounts are included in Note 10, "*Stock-Based Compensation*" to our audited financial statements for the fiscal year ended September 30, 2007 included in our annual report on Form 10-K filed with the SEC on November 30, 2007. However, as required, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. On March 5, 2007, we awarded each non-employee director 15,000 shares of restricted stock, with a value of $2.11 per share (the closing price on March 5, 2007). These awards were granted pursuant to our directors stock plan. The grant date fair value of each stock award, as computed in accordance with FAS 123R, is $31,650 for each director.

As of the end of fiscal year 2007, each of the following directors held awards of restricted stock in the aggregate amounts set forth in the table below, subject to the terms of their award agreements:

Name	Aggregate Number of Restricted Stock Shares (#)
Donald R. Beall	25,000
Dwight W. Decker	25,000
Donald H. Gips	25,000
Michael T. Hayashi	25,000
Ming Louie	25,000
Thomas A. Madden	25,000
Jerre L. Stead	25,000

(4) These amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended September 30, 2007, in accordance with FAS 123R, of awards pursuant to our directors stock plan. Assumptions used in the calculation of these amounts are included in

Note 10, *"Stock-Based Compensation"* to our audited financial statements for the fiscal year ended September 30, 2007 included in our annual report on Form 10-K filed with the SEC on November 30, 2007. However, as required, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The grant date fair value of each option award, as computed in accordance with FAS 123R, is $22,800 for each director.

As of the end of fiscal year 2007, each of the following directors held awards of stock options to purchase shares of our common stock in the aggregate amounts set forth in the table below, subject to the terms of their award agreements:

Name	Aggregate Number of Stock Options (#)
Donald R. Beall	152,180
Dwight W. Decker	1,294,106
Donald H. Gips	100,000
Michael T. Hayashi	80,000
Ming Louie	120,000
Thomas A. Madden	120,000
Jerre L. Stead	198,656

(5) Mr. Beall retired from the board of directors effective November 15, 2007. In connection with Mr. Beall's retirement, the board of directors and the compensation committee approved the acceleration of all unvested stock options and other equity awards held by Mr. Beall, in accordance with our directors stock plan and our 2003 stock option plan. All unexercised stock options held by Mr. Beall as of November 15, 2007 became fully vested and exercisable; provided that each such option will expire upon the earlier to occur of: (i) November 15, 2012; or (ii) the expiration date specified in such option. In addition, all shares of restricted stock held by Mr. Beall vested ten days after his retirement in accordance with the terms of our directors stock plan.

(6) Mr. Gips' director fees have been deferred pursuant to our deferred compensation plan.

How are directors compensated?

For board participation during fiscal year 2007, our non-employee directors each received annual base compensation of $30,000. They each also received committee participation compensation equal to $2,500 annually for service on the compensation committee and/or the governance committee ($7,500 if serving as chairman of such committee) and $5,000 annually for service on the audit committee ($10,000 if serving as chairman of such committee). In addition, each non-employee director received $1,250 per meeting for each board and committee meeting attended in person or by telephone. Mr. Decker, our non-employee chairman of the board, received an additional $20,000 for his services. Beginning in fiscal year 2008, the additional compensation to be paid to Mr. Decker for his service as chairman of the board will be increased to $50,000 annually.

Our directors stock plan provides that upon initial election to the board, each non-employee director is granted an option to purchase 40,000 shares of our common stock at an exercise price per share equal to its fair market value on the date of grant. The options become exercisable in four equal installments on each of the first, second, third and fourth anniversaries of the date the options are granted. In addition, each non-employee director is granted an option to purchase 20,000 shares of our common stock following each annual meeting of stockholders. Following the annual meeting of stockholders in March 2007, each non-employee director also received a grant of 15,000 shares of restricted stock pursuant to the terms of our directors stock plan. The vesting of these shares is in the same manner as the settlement of the restricted stock units described below. Our directors stock plan provides that following the 2008 annual meeting of stockholders and each annual meeting of

stockholders thereafter, each non-employee director will be granted restricted stock units in an amount equal to the lesser of: (i) 15,000 restricted stock units; or (ii) the number of restricted stock units (rounded to the nearest whole unit) equaling $45,000 divided by the closing price of our common stock on the date of grant. The recipient of the restricted stock units does not have rights of a stockholder until the shares underlying the restricted stock units are settled. The units are not settled until ten days after: (i) the recipient retires from the board after attaining age fifty-five and completing at least five years of service as a director; or (ii) the recipient resigns from the board or ceases to be a director by reason of antitrust laws, compliance with our conflict of interest policies, death, disability or other circumstances, and the board has not determined (prior to the expiration of such ten day period) that such resignation or cessation of service as a director is adverse to our best interests.

Under the terms of our deferred compensation plan, a director may elect to defer all or part of his cash compensation and certain equity awards as described under the caption "Executive Officer and Director Compensation—Nonqualified Deferred Compensation" above. Each director also has the option each year to receive all or a portion of cash compensation due via shares of our common stock or restricted stock units valued at the closing price of our common stock on the date each payment would otherwise be made.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of the end of fiscal year 2007 about shares of our common stock that may be issued upon the exercise of options, warrants and rights granted under all of our existing equity compensation plans, including our 2003 long-term incentives plan, 2003 stock option plan and directors stock plan.

	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by stockholders			
Stock plans	19,128,790	$2.28	3,666,834
Directors stock plan	780,000	3.56	451,853
Equity compensation plans not approved by stockholders	—	—	—
Total	19,908,790	2.33	4,118,687

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Change of Control Agreements

We have entered into change of control agreements with each of our current executive officers. The change of control agreements provide for certain payments upon a qualified termination in connection with a change of control. Additional information regarding the change of control agreements is discussed above under the caption "Executive Officer and Director Compensation—Compensation Discussion and Analysis—Other Compensation Policies—Change of Control Agreements."

Indemnification Agreements

We have entered into indemnification agreements with each of the directors and Mr. Biddiscombe. Each indemnification agreement provides that we will indemnify the director or executive from and against any expenses incurred by them as provided in Article III, Section 14 of our bylaws (subject to the procedural provisions specified in our bylaws) and, to the extent the laws of Delaware are amended to increase the scope of permissible indemnification, to the fullest extent of Delaware law.

Severance Agreements

On November 19, 2007, we entered into a severance and general release agreement with Jay E. Cormier in connection with his resignation as our senior vice president and general manager, high-performance analog. The material terms of the agreement provide that we will: (i) pay Mr. Cormier severance at a rate equal to his then existing salary rate of $5,000 per week beginning December 1, 2007 and ending August 29, 2008; (ii) continue paying Mr. Cormier's medical, dental, vision, life insurance, executive physical, health club and financial counseling benefits until November 28, 2008; and (iii) provide Mr. Cormier with outplacement assistance at our expense. The agreement also provides that Mr. Cormier will be placed on unpaid leave from August 30, 2008 through November 28, 2008, during which time all unvested stock options and restricted stock awards will continue to vest and after which time all unvested stock options and restricted stock awards will expire. Any vested stock options as of November 28, 2008, will be exercisable for a period of three months thereafter. The agreement also contains: (i) a limited non-competition provision (through the period of unpaid leave); (ii) Mr. Cormier's release of all claims against us; and (iii) a promise not to solicit our employees for a period ending November 28, 2009. The total approximate dollar value of Mr. Cormier's interest in the agreement is $358,000.

On July 19, 2007, we entered into an agreement with Bradley W. Yates in connection with his resignation as our senior vice president and chief administrative officer. The material terms of the agreement provide that we would continue to pay Mr. Yates' health benefits and financial counseling through December 31, 2007, including tax preparation and filing in early 2008 for the 2007 tax year. The agreement further provides that Mr. Yates will be placed on unpaid leave through June 30, 2008, during which time all unvested stock options and restricted stock awards will continue to vest and after which time all unvested stock options and restricted stock awards will expire. Any vested stock options as of June 30, 2008, will be exercisable for a period of three months thereafter. Mr. Yates also remained eligible for his award under the fiscal year 2007 MAP plan, which vested in November 2007 and was prorated to reflect the length of his employment during fiscal year 2007. The terms of the agreement provide that Mr. Yates will: (i) repay a portion of the cash bonus awarded to him in January 2007 in accordance with the terms of the cash bonus award; (ii) provide us with up to eight hours per week of consulting services; (iii) forfeit his February 2007 grant of restricted stock; (iv) not solicit or hire our employees for a period of one year; and (v) release all claims against us. The total approximate dollar value of Mr. Yates' interest in the agreement is $142,000.

Spin-off from Conexant

Warrant

In June 2003, Conexant completed the distribution to Conexant stockholders of all outstanding shares of our common stock. In connection with the spin-off, we issued to Conexant a warrant to purchase 30 million shares of our common stock at a price of $3.408 per share, exercisable for a period beginning one year and ending 10 years after the spin-off. Pursuant to a registration rights agreement between us and Conexant, we registered with the SEC the sale or resale of the warrants and the underlying shares of our common stock.

Common Directors

Mr. Decker is the chairman of the board of Conexant and Mr. Stead is a director of Conexant. Mr. Beall served as a director of Conexant until November 2007.

Sublease

In connection with the spin-off, we entered into a sublease with Conexant for our headquarters. In March 2005, we entered into an amended and restated sublease with Conexant. Rent payable under the amended and restated sublease is approximately $3.9 million annually, subject to annual increases of 3%, plus a prorated portion of operating expenses associated with the leased property. In addition, each year we may elect to purchase certain services from Conexant based on a prorated portion of Conexant's actual costs. We paid Conexant $6.5 million in rent and related operating expenses during fiscal year 2007.

Other Agreements

In connection with the spin-off, we entered into the following additional agreements with Conexant: (i) a transition services agreement relating to services to be provided by Conexant to us and by us to Conexant following the spin-off; (ii) a patent license agreement relating to the allocation of certain rights relating to certain patents distributed to us in connection with the spin-off; (iii) a distribution agreement regarding the transfer from Conexant to us of the assets and liabilities of Conexant's internet infrastructure business; (iv) a tax allocation agreement regarding the allocation of liabilities and obligations with respect to taxes; and (v) an employee matters agreement regarding employee benefit plans and compensation arrangements. During fiscal year 2007, no payments were made pursuant to these agreements.

Review, Approval or Ratification of Transactions with Related Persons

Pursuant to the audit committee charter, which can be found at *www.mindspeed.com*, the audit committee is responsible for the review and approval of related person transactions, unless the transaction is approved by another independent body of the board. A related person is a director, executive officer, nominee for director or certain stockholders of our company since the beginning of the last fiscal year and their respective immediate family members. A related person transaction is a transaction involving our company and any related person when the amount involved exceeds $120,000, and the related person has a material direct or indirect interest.

We identify transactions for review and approval through our code of business conduct and ethics which can be found at *www.mindspeed.com*. This code requires our employees to disclose any potential or actual conflicts of interest to our legal department or our human resources department. Directors must disclose potential or actual conflicts of interests to the chairman of the board, audit committee or compensation committee. This disclosure also covers potential conflicts involving immediate family members of the employees and directors. Each year we also require our directors and executive officers to complete a questionnaire intended to identify any transactions or potential transactions that must be reported according to SEC rules and regulations. This questionnaire also requires our directors and executive officers to promptly notify us of any changes during the course of the year.

Notwithstanding anything to the contrary set forth in any of the company's filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings, including this proxy statement, in whole or in part, the Compensation Committee Report and the Audit Committee Report which follow do not constitute soliciting material and shall not be deemed filed or incorporated by reference into any such filings, except to the extent that we specifically incorporate any such information into any such future filings.

COMPENSATION COMMITTEE REPORT

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis with management and has recommended to the board of directors that it be included in the company's annual report on Form 10-K for the year ended September 30, 2007 and in this proxy statement.

Compensation and Management Development Committee

Michael T. Hayashi
Thomas A. Madden
Jerre L. Stead

AUDIT COMMITTEE REPORT

The audit committee has furnished the following report on audit committee matters:

The audit committee assists the board in overseeing the accounting and financial reporting processes of the company and the audits of the financial statements of the company. The audit committee operates in accordance with a written charter which was adopted by the board; a copy of which is available on the company's website *(www.mindspeed.com)*. Management is responsible for the preparation, presentation and integrity of the company's financial statements. Management is also responsible for establishing and maintaining adequate internal control over financial reporting and evaluating the effectiveness of the company's internal control over financial reporting. The independent registered public accounting firm, Deloitte & Touche LLP, is responsible for performing an independent audit of the company's financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States. Deloitte & Touche is also responsible for expressing opinions on management's assessment of the effectiveness of the company's internal control over financial reporting and on the effectiveness of the company's internal control over financial reporting.

In this context, we met and held discussions throughout the year with management and Deloitte & Touche regarding the company's financial statements, management's assessment of the effectiveness of the company's internal control over financial reporting and Deloitte & Touche's evaluation of the company's internal control over financial reporting. Management and Deloitte & Touche represented to us that the company's consolidated financial statements were prepared in accordance with generally accepted accounting principles applied on a consistent basis. We also discussed with Deloitte & Touche matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended.

We discussed with Deloitte & Touche such firm's independence from the company and its management, including the matters, if any, in the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). We also considered whether Deloitte & Touche's provision of audit and non-audit services to the company is compatible with maintaining independence.

We discussed with the company's internal auditors and Deloitte & Touche the overall scope and plans for their respective audits. We met with the internal auditors and Deloitte & Touche to discuss the results of their examinations, the evaluations of the company's internal controls, disclosure controls and procedures and the overall quality and integrity of the company's financial reporting.

Based on the reviews and discussions referred to above, we have recommended to the board that the audited financial statements be included in the company's annual report on Form 10-K for the fiscal year ended September 30, 2007 and retained Deloitte & Touche as the independent registered public accounting firm for the fiscal year ending September 30, 2008.

Audit Committee

Thomas A. Madden, Chairman
Donald H. Gips
Ming Louie
Jerre L. Stead

PRINCIPAL ACCOUNTING FEES AND SERVICES

The table below sets forth the aggregate fees billed by Deloitte & Touche LLP for professional services for fiscal year 2007 and fiscal year 2006.

Type of Fees	2007	2006
Audit fees(1)	$861,975	$917,692
Audit-related fees	—	—
Tax fees(2)	13,873	19,796
All other fees	—	—
Total	$875,847	$937,488

(1) Audit fees consisted of fees for professional services rendered for the audit of our annual financial statements, review of our quarterly financial statements, services normally provided in connection with statutory and regulatory filings and audit of our internal control over financial reporting and attestation of management's report on the effectiveness of internal control over financial reporting.

(2) Tax fees consisted of fees for professional services rendered for tax compliance, tax advice and tax planning.

Audit Committee Pre-Approval of Audit and Non-Audit Services

The audit committee's audit and non-audit services pre-approval policy provides for pre-approval of audit, audit-related, tax and all other services specifically described by the committee and individual engagements anticipated to exceed pre-established thresholds must be separately approved. The policy delegates to the chairman of the audit committee the authority to pre-approve non-audit services permitted by the Sarbanes-Oxley Act of 2002 up to a maximum for any one non-audit service of $50,000, provided that the chairman shall report any decisions to pre-approve such non-audit services to the full audit committee at its next regular meeting.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Did all directors and executive officers comply with Section 16(a) reporting requirements?

Based upon a review of filings with the SEC and written representations that no other reports were required, we believe that all of our directors and executive officers complied during fiscal year 2007 with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended, except for one occasion in which Mr. Hamilton failed to file a complete Form 3 on a timely basis.

Stockholder Proposals

How may stockholders make proposals or director nominations for the 2009 annual meeting?

Stockholders interested in submitting a proposal for inclusion in the proxy statement for the 2009 annual meeting may do so by submitting the proposal in writing to Mindspeed Technologies, Inc., 4000 MacArthur Boulevard, East Tower, Newport Beach, California 92660, Attention: Secretary. To be eligible for inclusion in our proxy statement, stockholder proposals must be received no later than October 28, 2008 and must comply with all applicable SEC requirements. The submission of a stockholder proposal does not guarantee that it will be included in the proxy statement.

Our bylaws also establish an advance notice procedure with regard to nominations of persons for election to the board and stockholder proposals to be brought before an annual meeting. Stockholder proposals and nominations may not be brought before the 2009 annual meeting unless, among other things, the stockholder's submission contains certain information concerning the proposal or the nominee, as the case may be, and other information specified in our bylaws, and the stockholder's submission is received by us no earlier than the close of business on December 8, 2008, and no later than January 7, 2009. However, if the date of our 2009 annual meeting is more than 30 days before or more than 60 days after the anniversary of our 2008 annual meeting, this information must be delivered not earlier than the close of business on the 120th day prior to the 2009 annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which we first publicly announce the date of the 2009 annual meeting. Proposals or nominations not meeting these requirements will not be entertained at the 2009 annual meeting. Stockholders recommending candidates for consideration by the governance committee must provide the candidate's name, biographical data and qualifications. Any such recommendation should be accompanied by a written statement from the individual of his or her consent to be named as a candidate and, if nominated and elected, to serve as a director. These requirements are separate from, and in addition to, the SEC's requirements that a stockholder must meet in order to have a stockholder proposal included in the proxy statement. A copy of the full text of these bylaw provisions may be obtained on our website *(www.mindspeed.com)* or by writing to our secretary at the address above.

Proxy Solicitation Costs and Potential Savings

Who pays for the proxy solicitation costs?

We will bear the entire cost of proxy solicitation, including preparation, assembly, printing and mailing of this proxy statement, the proxy card and any additional materials furnished to stockholders. Copies of proxy solicitation material will be furnished to brokerage houses, fiduciaries and custodians holding shares in their names, which are beneficially owned by others to forward to such beneficial owners. In addition, we may reimburse such persons for their cost of forwarding the solicitation material to such beneficial owners. One or more of telephone, email, facsimile or personal solicitation by our directors, officers or regular employees may supplement solicitation of proxies by mail. No

additional compensation will be paid for such services. We may engage the services of a professional proxy solicitation firm to aid in the solicitation of proxies from certain brokers, bank nominees and other institutional owners. Our costs for such services, if retained, will not be material.

What is "householding" of proxy materials and can it save the company money?

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. We and some brokers household proxy materials, delivering a single proxy statement to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to our secretary at the address above or by calling (949) 579-6283.

Annual Report on Form 10-K and Financial Statements

How will I receive the annual report?

We have wrapped together the notice of the annual meeting, the chief executive officer's letter to stockholders, this proxy statement and our 2007 annual report on Form 10-K in one document. Additional exhibits to the Form 10-K not included in this mailing are available electronically at *www.sec.gov.* We will also furnish desired exhibits upon written request and payment of a fee of 10 cents per page covering our duplicating costs. Written requests should be directed to our secretary at the address above. Our 2007 annual report on Form 10-K (including exhibits thereto) and this proxy statement are also available on our website *(www.mindspeed.com).*

Code of Ethics

Does the company have a code of ethics and how may I obtain a copy?

We have adopted a code of ethics entitled "Code of Business Conduct and Ethics," that applies to all employees, including our executive officers and directors. A copy of the code of business conduct and ethics is posted on our website *(www.mindspeed.com).* In addition, we will provide to any person without charge a copy of the code upon written request to our secretary at the address above. In the event that we make any amendment to, or grant any waiver from, a provision of the code of business conduct and ethics that requires disclosure under applicable rules, we will disclose such amendment or waiver and the reasons therefor as required by the SEC and NASDAQ.

Other Business

Will there be any other business conducted at the annual meeting?

As of the date of this proxy statement, we know of no business that will be presented for consideration at the annual meeting other than the items referred to in this proxy statement. If any other matter is properly brought before the meeting for action by stockholders, proxies in the enclosed form returned to us will be voted in accordance with the recommendation of the board or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder.

PROPOSAL 1—ELECTION OF DIRECTORS

As discussed above under the caption "Board of Directors—Election of Directors," the board has nominated Messrs. Hayashi, Louie and Madden for election to the board, each for a three year term expiring at our annual meeting in 2011. Unless marked otherwise, proxies received will be voted "FOR" the election of these three nominees, who currently serve as directors. If any such nominee for the office of director is unwilling or unable to serve as a nominee for the office of director at the time of the annual meeting, the proxies may be voted either for a substitute nominee designated by the proxy holders or by the board to fill such vacancy, or for the other nominees only, leaving a vacancy. The board has no reason to believe that any nominee will be unwilling or unable to serve if elected as a director.

The board recommends that stockholders vote "FOR" approval of proposal 1—the election of Messrs. Hayashi, Louie and Madden as our directors for a term expiring at our annual meeting in 2011.

PROPOSAL 2—RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee has appointed Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2008. Services provided to our company and its subsidiaries by Deloitte & Touche LLP in fiscal year 2007 are described above under the caption "Principal Accounting Fees and Services" above. Additional information regarding our independent registered public accounting firm is provided in the report of the audit committee above. Representatives of Deloitte & Touche LLP will be present at the annual meeting to respond to appropriate questions and to make such statements as they may desire.

The board recommends that stockholders vote "FOR" approval of proposal 2—ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2008.

In the event stockholders do not ratify the appointment, the appointment will be reconsidered by the audit committee and the board, but not resubmitted for approval by the company's stockholders.

PROPOSAL 3—APPROVAL OF AMENDMENT TO CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT AND REDUCE AUTHORIZED SHARES OF COMMON STOCK

With the exception of the anticipated post-reverse stock split share numbers and stock prices set forth or described in this proposal 3, numbers set forth in this proxy statement do not reflect the effect of the proposed reverse stock split.

General

Our board of directors is seeking stockholder approval to amend our certificate of incorporation to effect a reverse stock split of our common stock at a ratio of between one-for-three and one-for-eight shares in the form set forth in Annex A to this proxy statement. A vote "FOR" proposal 3 will constitute approval of the amendment to our certificate of incorporation providing for the combination of any whole number of shares of our common stock between and including three and eight into one share of common stock and will grant the board of directors the authority to select which of the approved exchange ratios within that range will be implemented. If stockholders approve this proposal, the board of directors will have the authority, but not the obligation, in its sole discretion, and without further action on the part of our stockholders, to select one of the approved reverse stock split ratios and effect the approved reverse stock split by causing the amendment to our certificate of

incorporation to be filed with the Delaware Secretary of State at any time after the approval of the amendment. If the reverse stock split is implemented, the amendment to our certificate of incorporation would also reduce the number of our authorized shares of common stock from 500 million to between approximately 166.7 million and 62.5 million shares (depending on the reverse stock split ratio selected by the board), but would not change the par value per share of our common stock or the number of authorized shares of preferred stock. The number of authorized shares of common stock will be rounded down to the nearest whole number.

The board of directors believes that stockholder approval of an exchange ratio range (rather than an exact exchange ratio) provides the board with maximum flexibility to react to changing market conditions and achieve the purposes of the reverse stock split. If stockholders approve proposal 3, the reverse stock split will be effected, if at all, only upon a determination by the board that the reverse stock split is in the best interests of our company and our stockholders at that time. In connection with any determination to effect the reverse stock split, the board will set the time for such a split and select a specific ratio within the range, which ratio will be applicable both to the reverse stock split and the reduction in the number of authorized shares of common stock.

The reverse stock split will become effective at the time specified in the amendment to our certificate of incorporation filed with with the Delaware Secretary of State. Beginning at the effective time of the reverse stock split, each common stock certificate representing pre-reverse stock split shares will be deemed for all corporate purposes to evidence ownership of post-reverse stock split shares. The reverse stock split will not change the percentage of common stock outstanding that any stockholder holds, except for any changes as a result of the treatment of fractional share interests.

The board reserves the right to elect not to proceed, and abandon, the reverse stock split if it determines, in its sole discretion, that this proposal is no longer in the best interests of our company and our stockholders.

Purpose of the Reverse Stock Split

The primary purpose for effecting the proposed reverse stock split is to increase the per share trading price of our common stock and decrease the number of outstanding shares of our common stock so as to:

- bring the share price of our common stock, along with the number of shares of our common stock outstanding, to a range more appropriate for a NASDAQ-listed company and more in line with other semiconductor companies;
- broaden the potential pool of investors that may be interested in investing in our company by attracting new investors who would prefer not to invest in shares that trade at low share prices;
- make our common stock a more attractive investment to institutional investors;
- reduce the relatively high transaction costs and commissions incurred by our stockholders due to our currently low per share trading price and high number of shares outstanding; and
- illustrate more effectively the impact of our operational efforts and cost reductions by enhancing the visibility of any changes to our reported earnings per share.

In addition, in connection with the reverse stock split, we believe that the number of authorized shares of our common stock should be decreased from 500 million shares to reflect the reverse stock split. Provided that the reverse stock split is effectuated, we do not anticipate that for the foreseeable future we will need 500 million shares of common stock authorized.

Our common stock currently trades on the NASDAQ Global Market under the symbol "MSPD." NASDAQ has several continued listing criteria that companies must satisfy in order to remain listed on

the exchange. One of these criteria is that our common stock have a closing bid price that is at least $1.00 per share. As of the date of this proxy statement, our common stock has closed under the minimum bid price requirement. On February 19, 2008, the closing bid price of our common stock on the NASDAQ Global Market was $0.68. The board believes that the reverse stock split is likely to result in a significant increase in the trading price of our common stock that reduces the risk that our common stock fails to satisfy the NASDAQ minimum bid price requirement for continued listing.

Although the board of directors believes that the reverse stock split will produce a sufficiently high trading price for our common stock, many other factors, such as our financial results, market conditions and the state of our industry may adversely affect the market price of our common stock. As a result, the market price of our common stock may decline in the future, potentially jeopardizing our ability to meet NASDAQ listing requirements. Even if our stock price satisfies the applicable NASDAQ minimum bid price listing requirements, we may fail to meet other listing requirements. Any increase in the liquidity of our common stock due to a higher price per share may be partially or entirely offset by a reduction in liquidity due to the fewer number of shares issued and outstanding after the reverse stock split. Furthermore, the reverse stock split will likely increase the number of common stock holdings that are not divisible by 100, which may make these shares more difficult to sell and could result in higher selling costs.

In determining to authorize the proposed reverse stock split, and in light of the foregoing, the board of directors considered, among other things, that a sustained higher per share price of our common stock, which should result from the reverse stock split, might heighten the interest of the financial community and potentially broaden the pool of investors that may consider investing in our company, possibly increasing the trading volume and liquidity of our common stock. Our board of directors, with the advice of its financial advisor, has determined that investors who would otherwise be potential investors in our common stock would prefer to invest in shares that trade at a price range more appropriate for a company listed on the NASDAQ Global Market rather than shares that trade at low share prices. Our board of directors has approved the range of possible ratios with the expectation that the reverse split would result in a per-share price in a more appropriate range.

In addition, the board considered that, as a matter of policy, many institutional investors are prohibited from purchasing stocks below certain minimum price levels. For the same reason, brokers often discourage their customers from purchasing such stocks. The board believes that some of these concerns may be lessened to the extent that the price per share of our common stock remains at a higher per share price as a result of the reverse stock split.

The board also considered that the structure of trading commissions, which are often set at a fixed price per share, tend to have an adverse impact on holders of lower-priced securities because the brokerage commissions on a sale of lower-priced securities generally represent a higher percentage of the sales prices than the commissions on relatively higher-priced issues, which may discourage trading in such lower-priced securities. A reverse stock split could result in a price level for our common stock that may reduce the adverse effect trading commissions have on the tendencies of certain of our stockholders to trade in our common stock. Moreover, a reverse stock split would reduce the actual transaction costs imposed on those investors who pay commissions on trades of our common stock based on the number of shares actually traded.

In addition, the board believes that the total number of shares of our common stock currently outstanding is disproportionately large relative to our present market capitalization and that a reverse stock split would bring the number of outstanding shares to a level more in line with other semiconductor companies with comparable market capitalizations. Moreover, the board considered that when the number of outstanding shares of common stock is unreasonably large in relation to a company's earnings, a significant positive change in net earnings is required to create a noticeable improvement, in absolute terms, in such company's reported earnings per share levels. If we were to

effect a reverse stock split and decrease the number of shares outstanding, our investors could more easily understand the impact on earnings per share attributable to the operational efforts of our management.

In evaluating whether or not to authorize the proposed reverse stock split, in addition to the considerations described above, the board of directors also took into account various negative factors associated with a reverse stock split. These factors include: (i) the negative perception of reverse stock splits held by some investors, analysts and other stock market participants; (ii) the fact that the stock price of some companies that have effected reverse stock splits has subsequently declined back to pre-reverse stock split levels; (iii) the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and (iv) the costs associated with implementing a reverse stock split. Also, other factors such as our financial results, market conditions and the market perception of our business may adversely affect the market price of our common stock. As a result, there can be no assurance that the price of our common stock would be maintained at the per share price in effect immediately following the effective time of the reverse stock split.

Stockholders should recognize that if a reverse split is effected, they will own a fewer number of shares than they currently own (a number equal to the number of shares owned immediately prior to the reverse stock split divided by the applicable number within the approved range). While we expect that the reverse split will result in an increase in the per share price of our common stock, the reverse stock split may not increase the per share price of our common stock in proportion to the reduction in the number of shares of our common stock outstanding or result in a permanent increase in the per share price (which depends on many factors, including our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If a reverse stock split is effected and the per share price of our common stock declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of our common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split. In addition, the reverse split will likely increase the number of stockholders who own odd lots (less than 100 shares). Stockholders who hold odd lots typically will experience an increase in the cost of selling their shares, as well as possible greater difficulty in effecting such sales. Accordingly, a reverse stock split may not achieve the desired results that have been outlined above.

The board of directors considered all of the foregoing factors, and determined that submitting proposal 3 for approval by stockholders is in the best interests of our company and our stockholders. As noted above, even if stockholders approve the reverse stock split, the board of directors reserves the right not to effect the reverse stock split if the board does not deem it to be in the best interests of our company or in the best interests of our stockholders.

Impact of the Proposed Reverse Stock Split if Implemented

If approved and effected, the reverse stock split will be realized simultaneously for all of our common stock, and the ratio will be the same for all of our common stock. The reverse stock split will affect all holders of our common stock uniformly and will not affect any stockholder's percentage ownership interest in our company, except to the extent that the reverse stock split would result in any holder of our common stock receiving cash in lieu of fractional share interests. As described below, holders of our common stock otherwise entitled to fractional share interests as a result of the reverse stock split will receive a cash payment in lieu of such fractional share interests. These cash payments will reduce the number of post-reverse stock split holders of our common stock to the extent there are concurrently stockholders who would otherwise receive less than one share of common stock after the reverse stock split. In addition, the reverse stock split will not affect any stockholder's proportionate voting power (subject to the treatment of fractional share interests).

The principal effects of the reverse stock split will be that:

- depending on the ratio for the reverse stock split selected by the board, each three to eight shares of our common stock owned by a stockholder will be combined into one share of common stock;
- the number of shares of common stock issued and outstanding will be reduced from approximately 117.5 million shares to a range of approximately 39.2 million shares to 14.7 million shares, depending upon the reverse stock split ratio selected by the board;
- proportionate adjustments will be made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding warrants and options entitling the holders to purchase shares of our common stock, which will result in approximately the same aggregate price being required to be paid for such warrants and options upon exercise immediately preceding the reverse stock split, and proportionate adjustments will be made to the number of shares subject to restricted stock awards and restricted stock units;
- the number of shares reserved for issuance under our existing stock incentive plans will be reduced proportionately based upon the reverse stock split ratio selected by the board;
- the number of shares of common stock into which our outstanding convertible senior notes may be converted and the conversion price of the notes will be adjusted proportionately based upon the reverse stock split ratio selected by the board; and
- based upon the reverse stock split ratio selected by the board, proportionate adjustments will be made to the number of shares of Series A junior participating preferred stock that will be purchasable upon the exercise of the rights granted to holders of common stock pursuant to our stockholder rights agreement.

The following table summarizes the effect on our authorized and outstanding common stock following the proposed reverse stock split at the ratios that the board may determine in its discretion (based on shares of common stock outstanding at January 31, 2008):

Reverse Stock Split Ratio	Authorized Common Stock	Outstanding Common Stock (approximate)
Pre-Split	500,000,000	117.5 million
1-for-3	166,666,666	39.2 million
1-for-4	125,000,000	29.4 million
1-for-5	100,000,000	23.5 million
1-for-6	83,333,333	19.6 million
1-for-7	71,428,571	16.8 million
1-for-8	62,500,000	14.7 million

The reverse stock split will not affect the number of authorized shares of preferred stock. Immediately following the effective time of the reverse stock split, we will continue to have 25 million authorized shares of preferred stock, all of which are unissued at this time. Authorized but unissued shares will be available for issuance, and we may issue such shares in the future. If we issue additional shares, the ownership interest of holders of our common stock will be diluted.

In addition, if approved and implemented, the reverse stock split may result in some stockholders owning "odd lots" of less than 100 shares of our common stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in "round lots" of even multiples of 100 shares. The board believes, however, that these potential effects are substantially outweighed by the benefits of the reverse stock split.

If the proposed reverse stock split is implemented, our common stock will continue to be reported on the NASDAQ Global Market under the symbol "MSPD" (although the letter "D" will be added to the end of the trading symbol for a period of 20 trading days to indicate that the reverse stock split has occurred).

Fractional Share Interests

We will not issue fractional certificates for post-reverse stock split shares in connection with the reverse stock split. Instead, our transfer agent will aggregate all fractional share interests and sell them as soon as practicable after the effective time of the reverse stock split at the then-prevailing prices on the open market, on behalf of those holders who would otherwise be entitled to receive a fractional share interest. We expect that it may take several days for our transfer agent to sell all of the aggregated fractional share interests of common stock. After completing such sale, stockholders otherwise entitled to receive a fractional share interest will receive a cash payment from our transfer agent in an amount equal to their pro rata share of the total net proceeds of that sale. The proceeds of such sale will be subject to federal income tax, as described further below under the caption "Proposal 3—Approval of Amendment to Certificate of Incorporation to Effect a Reverse Stock Split and Reduce Authorized Shares of Common Stock—Federal Income Tax Consequences of the Reverse Stock Split." In addition, such stockholders will not be entitled to receive interest for the period of time between the effective time of the reverse stock split and the date they receive payment for the fractional share interest.

The ownership of a fractional share interest will not give the holder thereof any voting, dividend or other rights except to receive payment therefor as described herein.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, sums due for fractional share interests that are not timely claimed after the effective time of the reverse stock split may be required to be paid to the designated agent for each such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds may have to seek to obtain them directly from the state to which they were paid.

Effect on Registered and Beneficial Holders of our Common Stock

Upon the effectiveness of the reverse stock split, shares held by stockholders in "street name," through a bank, broker or other nominee, will be treated in the same manner as registered stockholders whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding our common stock in "street name." However, these banks, brokers or other nominees may have different procedures than registered stockholders for processing the reverse stock split and treatment of fractional share interests. If a stockholder holds shares of our common stock with a bank, broker or other nominee and has any questions in this regard, stockholders are encouraged to contact their bank, broker or other nominee.

Effect on Registered "Book-Entry" Holders of Common Stock

Registered holders of our common stock may hold some or all of their shares electronically in book-entry form under the direct registration system for securities. These stockholders will not have stock certificates evidencing their ownership of our common stock. They are, however, provided with a statement reflecting the number of shares registered in their accounts.

If a stockholder holds registered shares in book-entry form, no action needs to be taken to receive post-reverse stock split shares or cash payment in lieu of any fractional share interest, if applicable. If a stockholder is entitled to post-reverse stock split shares, a transaction statement will be sent to the stockholder's address of record indicating the number of shares of common stock held following the reverse stock split.

If a stockholder is entitled to a payment in lieu of any fractional share interest, a check will be mailed to the stockholder's registered address as soon as practicable after the effective time of the reverse stock split. By signing and cashing the check, stockholders will warrant that they owned the shares of common stock for which they received a cash payment. The cash payment is subject to applicable federal and state income tax and state abandoned property laws. In addition, stockholders will not be entitled to receive interest for the period of time between the effective time of the reverse stock split and the date payment is received.

Effect on Registered Certificated Shares

Our transfer agent, Mellon Investor Services, LLC, will act as exchange agent for purposes of implementing the exchange of registered certificated shares of common stock. Holders of pre-reverse stock split shares will be asked to surrender to the exchange agent certificates representing such shares in exchange for certificates representing post-reverse stock split shares in accordance with the procedures to be set forth in a letter of transmittal the exchange agent will send to stockholders. No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder's outstanding certificate(s), together with the properly completed and executed letter of transmittal, to the exchange agent. Any pre-reverse stock split shares submitted for transfer, whether pursuant to a sale, other disposition or otherwise, will automatically be exchanged for post-reverse stock split shares.

No stockholder will be required to pay a transfer or other fee to exchange his, her or its certificates.

STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY STOCK CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Accounting Matters

The reverse stock split will not affect the par value of our common stock. As a result, as of the effective time of the reverse stock split, the stated capital attributable to our common stock on our balance sheet will be reduced proportionately based on the reverse stock split ratio selected by the board of directors, and the additional paid-in capital account will be credited with the amount by which the stated capital is reduced. The per-share net income or loss and net book value of common stock will be restated because there will be fewer shares of common stock outstanding.

No Appraisal Rights

Under the Delaware General Corporation Law, stockholders are not entitled to appraisal rights with respect to the reverse stock split, and we will not independently provide stockholders with any such right.

Federal Income Tax Consequences of the Reverse Stock Split

The following is a summary of certain material United States federal income tax consequences of the reverse stock split and does not purport to be a complete discussion of all of the possible federal income tax consequences of the reverse stock split. This summary is included for general information only. Further, it does not address any state, local or foreign income or other tax consequences. Also, it does not address the tax consequences to holders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers and tax-exempt entities. The discussion is based on the provisions of the United States federal income tax law as of the date hereof, which is subject to change retroactively as well as prospectively. We have not sought any ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in the following summary, and there

can be no assurance that the Internal Revenue Service will agree with such statements and conclusions. This summary also assumes that the pre-reverse stock split shares were, and the post-reverse split shares will be, held as a "capital asset," as defined in the Internal Revenue Code of 1986, as amended (*i.e.*, generally, property held for investment). The tax treatment of a stockholder may vary depending upon the particular facts and circumstances of such stockholder. **Each stockholder is urged to consult with such stockholder's own tax advisor with respect to the tax consequences of the reverse stock split.** As used herein, the term United States holder means a stockholder that is, for federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation or other entity taxed as a corporation created or organized in or under the laws of the United States, any state of the United States or the District of Columbia; (iii) an estate the income of which is subject to federal income tax regardless of its source; or (iv) a trust if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decision of the trust.

Other than the cash payments for fractional share interests discussed below, no gain or loss should be recognized by a stockholder upon such stockholder's exchange of pre-reverse stock split shares for post-reverse stock split shares pursuant to the reverse stock split.

In the reverse stock split (including any fraction of a post-reverse stock split share deemed to have been received), the tax basis will be the same as the stockholder's aggregate tax basis in the pre-reverse stock split shares exchanged therefore. In general, stockholders who receive cash in exchange for their fractional share interests in the post-reverse stock split shares as a result of the reverse stock split will recognize gain or loss based on their adjusted basis in the fractional share interests redeemed. The stockholder's holding period for the post-reverse stock split shares will include the period during which the stockholder held the pre-reverse stock split shares surrendered in the reverse stock split. The receipt of cash instead of a fractional share interest in common stock by a United States holder of common stock will result in a taxable gain or loss to such holder for federal income tax purposes based upon the difference between the amount of cash received by such holder and the adjusted tax basis in the fractional share interests as set forth above. The gain or loss will constitute a capital gain or loss and will constitute long-term capital gain or loss if the holder's holding period is greater than one year as of the effective time of the reverse stock split. Each stockholder who is to receive cash in the reverse stock split will be required to furnish the stockholder's social security number or taxpayer identification number. Failure to provide this information may result in backup withholding.

The foregoing summary regarding the tax consequences of the reverse stock split is not binding on the Internal Revenue Service or the courts. Accordingly, each stockholder should consult with his or her own tax advisor with respect to all of the potential tax consequences to him or her of the reverse stock split.

Vote Required and Board Recommendation

The affirmative vote of the holders of a majority of the outstanding shares of common stock will be required to approve the authorization of the board of directors to effect the reverse stock split by amendment of our certificate of incorporation. As a result, an abstention or a broker non-vote will have the effect of a negative vote.

The board recommends that stockholders vote "FOR" approval of proposal 3—approval of an amendment to our certificate of incorporation to effect a reverse stock split at a ratio of between one-for-three and one-for-eight shares, at the discretion of the board of directors, and to reduce the number of authorized shares of common stock by the same ratio.

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ANNEX A

CERTIFICATE OF AMENDMENT
TO THE
RESTATED CERTIFICATE OF INCORPORATION
OF
MINDSPEED TECHNOLOGIES, INC.
(Pursuant to Section 242 of the Delaware General Corporation Law)

The undersigned, and , hereby certify that:

FIRST: They are the President and Secretary, respectively, of Mindspeed Technologies, Inc., a Delaware corporation (the "Corporation"), the original Certificate of Incorporation of which was filed with the Secretary of State of the State of Delaware on July 30, 2001.

SECOND: This Certificate of Amendment to the Restated Certificate of Incorporation amends Article FOURTH of the Restated Certificate of Incorporation of the Corporation by deleting the first paragraph of Article FOURTH and substituting in lieu thereof the following new first, second and third paragraphs of Article FOURTH, to read in their entirety as follows:

"The total number of shares of all classes of stock which the Corporation shall have authority to issue is [191,666,666] [150,000,000] [125,000,000] [108,333,333] [96,428,571] [87,500,000], of which 25,000,000 shares of the par value of $0.01 each are to be of a class designated Preferred Stock and [166,666,666] [125,000,000] [100,000,000] [83,333,333] [71,428,571] [62,500,000] shares of the par value of $0.01 each are to be of a class designated Common Stock.

Upon the filing and effectiveness of this amendment to the Restated Certificate of Incorporation (the "Effective Time"), every [three (3)] [four (4)] [five (5)] [six (6)] [seven (7)] [eight (8)] shares of the Corporation's common stock, par value $.01 per share (the "Old Common Stock"), issued and outstanding immediately prior to the Effective Time will be automatically and without any action on the part of the respective holders thereof, combined and reclassified into one (1) share of the Corporation's common stock, par value $.01 per share (the "New Common Stock") (and such combination and conversion, the "Reverse Stock Split").

Notwithstanding the immediately preceding sentence, no fractional shares of New Common Stock shall be issued to the holders of record of Old Common Stock in connection with the Reverse Stock Split and the Corporation shall not recognize on its stock record books any purported transfer of any fractional share of New Common Stock. In lieu thereof, the aggregate of all fractional shares otherwise issuable to the holders of record of Old Common Stock shall be issued to Mellon Shareholder Services, LLC, the transfer agent, as agent for the accounts of all holders of record of Old Common Stock and otherwise entitled to have a fraction of a share issued to them. The sale of all of the fractional share interests will be effected by the transfer agent as soon as practicable after the Effective Time on the basis of the prevailing market prices of the New Common Stock at the time of the sale. After such sale and upon the surrender of the stockholders' stock certificates, the transfer agent will pay to such holders of record their pro rata share of the total net proceeds derived from the sale of the fractional share interests. Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of any fractional share interests of New Common Stock as set forth above), provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Old

Common Stock represented by such certificate shall have been reclassified, as well as any cash in lieu of fractional share interests of New Common Stock to which such holder may be entitled as set forth above."

THIRD: This Certificate of Amendment to the Restated Certificate of Incorporation has been duly adopted by the Board of Directors and stockholders of the Corporation in accordance with Sections 242 and 228 of the General Corporation Law of the State of Delaware.

FOURTH: The effective time of this Certificate of Amendment to the Restated Certificate of Incorporation and the amendment effected hereby shall be 11:59 p.m. EDT/EST on , 20 .

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to the Restated Certificate of Incorporation on this day of , 20 .

MINDSPEED TECHNOLOGIES, INC.

By: ______________________________

Name:
Title:

By: ______________________________

Name:
Title:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2007

Commission file number: 000-50499

MINDSPEED TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation)	**01-0616769** (I.R.S. Employer Identification No.)
4000 MacArthur Boulevard, East Tower **Newport Beach, California** (Address of principal executive offices)	**92660-3095** (Zip code)

Registrant's telephone number, including area code:
(949) 579-3000

Securities registered pursuant to Section 12(b) of the Act:

Common Stock $0.01 par value per share **(including associated Preferred Share Purchase Rights)** (Title of Each Class)	**The NASDAQ Stock Market LLC** (Name of Each Exchange on Which Registered)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

Large Accelerated Filer ☐ Accelerated Filer ☒ Non-accelerated Filer ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the Registrant's voting and non-voting stock held by non-affiliates of the Registrant as of the end of its most recently completed second fiscal quarter was approximately $245 million. Shares held by each officer and director and each person owning more than 10% of the outstanding voting and non-voting stock have been excluded from this calculation because such persons may be deemed to be affiliates of the Registrant. This determination of potential affiliate status is not necessarily a conclusive determination for other purposes. Shares held include shares of which certain of such persons disclaim beneficial ownership.

The number of outstanding shares of the Registrant's Common Stock as of November 23, 2007 was 116,455,372.

Documents Incorporated by Reference

Portions of the Registrant's Proxy Statement for the 2008 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A within 120 days after the end of the 2007 fiscal year, are incorporated by reference into Part III of this Form 10-K.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains statements relating to Mindspeed Technologies, Inc. (including certain projections and business trends) that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), and are subject to the "safe harbor" created by those sections. All statements included in this Annual Report on Form 10-K, other than those that are purely historical, are forward-looking statements. Words such as "expect," "believe," "anticipate," "outlook," "could," "target," "project," "intend," "plan," "seek," "estimate," "should," "may," "assume" and "continue," as well as variations of such words and similar expressions, also identify forward-looking statements. Forward-looking statements in this Annual Report on Form 10-K include, without limitation, statements regarding:

- our competitive advantages;
- the ability of our relationships with network infrastructure original equipment manufacturers to facilitate early adoption of our products, enhance our ability to obtain design wins and encourage adoption of our technology in the industry;
- the growth prospects for the network infrastructure equipment and communications semiconductors markets, including increased demand for network capacity, the upgrade and expansion of legacy networks, and the build-out of networks in developing countries;
- our investment in research and development and participation in the formulation of industry standards;
- the growth rate for products in the enterprise, network access and metro service areas and our position to increase market share;
- the focus of our research and development efforts on certain products, including voice over Internet protocol and high performance analog applications, and our expectation of the growth prospects for those products;
- our ability to achieve design wins and convert wins into revenue;
- the availability of raw materials, parts and supplies;
- competition and the principal competitive factors for semiconductor suppliers, including time to market, product quality, reliability and performance, customer support, price and total system cost, new product innovation and compliance with industry standards;
- the continuation of intense price and product competition, and the resulting declining average selling prices for our products;
- the value of our intellectual property;
- the impact of changes in customer purchasing activities, inventory levels and inventory management practices;
- the importance of attracting and retaining highly skilled, dedicated personnel;
- the challenges of shifting any operations or labor offshore, including the likelihood of competition in offshore markets for qualified personnel;
- our ability to achieve revenue growth and profitability, or to achieve positive cash flows from operations, and the expected period through which we will continue to incur losses and negative cash flows;

- our plans to reduce operating expenses, and the amount and timing of any such expense reductions;
- the importance of providing comprehensive product service and support;
- the dependence of our operating results on our ability to introduce products on a timely basis;
- the continuation of a trend toward industry consolidation and the effect it could have on our operating results;
- our expected amortization of certain assets;
- our belief that we are benefiting from the increasing deployment of IP-based networks both in new network buildouts (particularly in Asia) and the replacement of circuit-switched networks;
- the sufficiency of our existing sources of liquidity and expected sources of cash to fund our operations, research and development efforts, anticipated capital expenditures, working capital and other financing requirements for the next twelve months;
- our expectation of paying our obligations relating to our restructuring plans and other obligations over their respective terms, our intention to fund those payments from available cash balances and funds from product sales, and the impact of such payments on our liquidity;
- the circumstances under which we may need to seek additional financing, our ability to obtain any such financing and any consideration of acquisition opportunities;
- our expectation that our provision for income taxes for fiscal 2008 will principally consist of income taxes related to our foreign operations;
- our expectations with respect to our recognition of income tax benefits in the future;
- our restructuring plans, including expected workforce reductions and facilities closures, the expected cost savings under our restructuring plans and the uses of those savings, the timing and amount of payments to complete the actions, the source of funds for such payments, the impact on our liquidity and the resulting decreases in our research and development and selling, general and administrative expenses, and the amounts of future charges to complete our restructuring plans;
- our intentions with respect to inventories that were previously written down;
- our beliefs regarding the effect of the disposition of pending or asserted legal matters;
- our acquisition strategy and the impact of any past or future acquisitions, including the impact on revenue, margin and profitability;
- our intentions to market, sell and support acquired Ethernet aggregation products and to develop and further extend the Ethernet MAC product line;
- our plans relating to our use of stock-based compensation, the effectiveness of our incentive compensation programs and the expected amounts of stock-based compensation expense in future periods;
- our belief that the financial stability of suppliers is an important consideration in our customers' purchasing decisions;
- the amount and timing of future payments under contractual obligations; and
- the impact of recent accounting pronouncements and the adoption of new accounting standards.

Our expectations, beliefs, anticipations, objectives, intentions, plans and strategies regarding the future are not guarantees of future performance and are subject to risks and uncertainties that could

cause actual results, and actual events that occur, to differ materially from results contemplated by the forward-looking statement. These risks and uncertainties include, but are not limited to:

- market demand for our new and existing products and our ability to increase our revenues;
- our ability to maintain operating expenses within anticipated levels;
- our ability to reduce our cash consumption;
- availability and terms of capital needed for our business;
- constraints in the supply of wafers and other product components from our third-party manufacturers;
- our ability to successfully and cost effectively establish and manage operations in foreign jurisdictions;
- the ability to attract and retain qualified personnel;
- successful development and introduction of new products;
- our ability to successfully integrate acquired businesses and realize the anticipated benefits from such acquisitions;
- our ability to obtain design wins and develop revenues from them;
- pricing pressures and other competitive factors;
- industry consolidation;
- order and shipment uncertainty;
- changes in our customers' inventory levels and inventory management practices;
- fluctuations in manufacturing yields;
- product defects; and
- intellectual property infringement claims by others and the ability to protect our intellectual property.

The forward-looking statements in this report are subject to additional risks and uncertainties, including those set forth in Item 1A—"Risk Factors" and those detailed from time to time in our other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof and, except as required by law, we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Mindspeed®, Mindspeed Technologies® and Comcerto® are registered trademarks of Mindspeed Technologies, Inc. Other brands, names and trademarks contained in this report are the property of their respective owners.

For presentation purposes of this Annual Report on Form 10-K, references made to the years ended September 30, 2007, 2006 and 2005 relate to the actual fiscal years ended September 28, 2007, September 29, 2006 and September 30, 2005, respectively.

PART I

Item 1. *Business*

Mindspeed Technologies, Inc. (we or Mindspeed) designs, develops and sells semiconductor networking solutions for communications applications in enterprise, access, metropolitan and wide-area networks. Our products, ranging from optical network transceiver solutions to voice and Internet protocol (IP) processors, are sold to original equipment manufacturers (OEMs) for use in a variety of network infrastructure equipment, including mixed media gateways, high-speed routers, switches, access multiplexers, cross-connect systems, digital loop carrier equipment, IP private branch exchanges (PBXs) and optical modules. Service providers and enterprises use this equipment for the processing, transmission and switching of high-speed voice, data and video traffic, including advanced services such as voice over Internet protocol (VoIP), within different segments of the communications network. Our customers include Alcatel-Lucent, Cisco Systems, Inc., Huawei Technologies Co., LM Ericsson Telephone Company, Neophotonics Corporation, Nortel Networks, Inc., Nokia'Siemens Networks, and Zhongxing Telecom Equipment Corp. (ZTE).

We believe the breadth of our product portfolio, combined with more than three decades of experience in semiconductor hardware, software and communications systems engineering, provide us with a competitive advantage. We have proven expertise in signal, packet and transmission processing technologies, which are critical core competencies for successfully defining, designing and implementing advanced semiconductor products for next-generation network infrastructure equipment. We seek to cultivate close relationships with leading network infrastructure OEMs to understand emerging markets, technologies and standards. We focus our research and development efforts on applications in the segments of the telecommunications network which we believe offer the most attractive growth prospects. Our business is fabless, which means we outsource all of our manufacturing needs, and we do not own or operate any semiconductor manufacturing facilities. We believe being fabless allows us to minimize operating infrastructure and capital expenditures, maintain operational flexibility and focus our resources on the design, development and marketing of our products—the highest value-creation elements of our business model.

Spin-off from Conexant Systems, Inc.

Mindspeed was originally incorporated in Delaware in 2001 as a wholly owned subsidiary of Conexant Systems, Inc. On June 27, 2003, Conexant completed the distribution to Conexant stockholders of all outstanding shares of common stock of Mindspeed (the distribution). In the distribution, each Conexant stockholder received one share of our common stock (including an associated preferred share purchase right) for every three shares of Conexant common stock held and cash for any fractional share of our common stock. Following the distribution, we began operations as an independent, publicly held company. Our common stock trades on the Nasdaq Global Market under the ticker symbol "MSPD."

Prior to the distribution, Conexant transferred to us the assets and liabilities of its Mindspeed business, including the stock of certain subsidiaries, and certain other assets and liabilities which were allocated to us under the Distribution Agreement entered into between us and Conexant. Also prior to the distribution, Conexant contributed to us cash in an amount such that at the time of the distribution our cash balance was $100 million. We issued to Conexant a warrant to purchase 30 million shares of our common stock at a price of $3.408 per share, exercisable for a period of ten years after the distribution. In connection with the Distribution, we and Conexant also entered into a Credit Agreement (terminated December 2004), an Employee Matters Agreement, a Tax Allocation Agreement, a Transition Services Agreement and a Sublease.

Industry Overview

Communications semiconductor products are a critical part of network infrastructure equipment. Network infrastructure OEMs require advanced communications semiconductor products—such as digital signal processors, transceivers, framers, packet and cell processors and switching solutions—that are highly optimized for the equipment employed by their customers. We seek to provide semiconductor products that enable network infrastructure OEMs to meet the needs of their service provider and enterprise customers in terms of system performance, functionality and time-to-market.

Addressed Markets

Our semiconductor products are primarily focused on network infrastructure equipment applications in three segments of the broadly defined communications network: enterprise networks, network access service areas, and metropolitan area networks. The type and complexity of network infrastructure equipment used in these network segments continues to expand, driven by the need for the processing, transmission and switching of digital voice, data and video traffic over multiple communication media, at numerous transmission data rates and employing different protocols. We also offer a limited number of products used in wide-area or long-haul networks.

Enterprise networks include equipment that is deployed primarily in the offices of commercial enterprises for voice and data communications and access to outside networks. An enterprise network may be comprised of many local area networks, as well as client workstations, centralized database management systems, storage area networks and other components. In enterprise networks, communications semiconductors facilitate the processing and transmission of voice, data and video traffic in converged IP networks that are replacing the traditional separate telephone, data and video conferencing networks. Typical network infrastructure equipment found in enterprise networks that use our products include voice gateways, IP PBXs, storage area network (SAN) routers and director class switches. In addition, a major trend in the broadcast video market is the switch from analog to digital television transmission and the conversion from standard-definition television services to high-definition television (HDTV) services featuring more detailed images and digital surround sound. We offer a family of broadcast-video products optimized for high-speed HDTV routing and production switcher applications.

Network Access service areas of the telecommunications network refer to the "last mile" of a telecommunications or cable service provider's physical network (including copper, fiber optic or wireless transmission) and the network infrastructure equipment that connects end-users, typically located at a business or residence, with metropolitan area and wide-area networks. For this portion of the network, infrastructure equipment requires semiconductors that enable reliable, high-speed connectivity capable of aggregating or disaggregating and transporting multiple forms of voice, data and video traffic. In addition, communications semiconductors must accommodate multiple transmission standards and communications protocols to provide a bridge between dissimilar access networks, for example, connecting wireless base station equipment to a wireline network. Typical network infrastructure equipment found at the edge of the network access service area that use our products include optical note units (ONU), optical line terminals (OLT), remote access concentrators, digital subscriber line (DSL) access multiplexers, mixed-media gateways, wireless base stations, digital loop carrier equipment and media converters.

Metropolitan Area Networks, or metro, service areas of the telecommunications network refer to the portion of a service provider's physical network that enables high-speed communications within a city or a larger regional area. In addition, it provides the communications link between network access service areas and the fiber optic-based, wide-area network. For metro equipment applications, communications semiconductors provide transmission and processing capabilities, as well as information segmentation and classification, and routing and switching functionality, to support high-speed traffic

from multiple sources employing different transmission standards and communications protocols. These functions require signal conversion, signal processing and packet processing expertise to support the design and development of highly integrated mixed-signal devices combining analog and digital functions with communications protocols and application software. Typical network infrastructure equipment found in metro service areas that use our products include add-drop multiplexers, switches, high-speed routers, digital cross-connect systems, optical edge devices and multiservice provisioning platforms.

The telecommunications network, including the Internet, has evolved into a complex, hybrid series of digital and optical networks that connect individuals and businesses globally. These new larger bandwidth, data-centric networks integrate voice, data and video traffic, operate over both wired and wireless media, link existing voice and data networks and cross traditional enterprise, network access, metro and long haul service area boundaries. Network infrastructure OEMs are designing faster, more intelligent and more complex equipment to satisfy the needs of the service providers as they continue to expand their network coverage and service offerings while upgrading and connecting or integrating existing networks of disparate types. In this demanding environment, we believe network infrastructure OEMs select as their strategic partners communications semiconductor suppliers who can deliver advanced products that provide increased functionality, lower total system cost and support for a variety of communications media, operating speeds and protocols.

The Mindspeed Approach

We believe the breadth of our product portfolio, combined with our expertise in semiconductor hardware, software and communications systems engineering, provide us with a competitive advantage in designing and selling our products to leading network infrastructure OEMs.

We have proven expertise in signal, packet and transmission processing technologies. Signal processing involves both signal conversion and digital signal processing techniques that convert and compress voice, data and video between analog and digital representations. Packet processing involves bundling or segmenting information traffic using standard protocols such as IP or asynchronous transfer mode (ATM) and enables sharing of transmission bandwidth across a given communication medium. Transmission processing involves the transport and receipt of voice, data and video traffic across copper wire and optical fiber communications media.

These core technology competencies are critical for developing semiconductor networking solutions that enable the processing, transmission and switching of high-speed voice, data and video traffic, employing multiple communications protocols, across disparate communications networks. Our core technology competencies are the foundation for developing our:

- semiconductor device architectures, including digital signal processors, mixed signal devices and programmable protocol engines, as well as analog signal processing capabilities;
- highly optimized signal processing algorithms and communications protocols, which we implement in semiconductor devices; and
- critical software drivers and application software to perform signal, packet and transmission processing tasks.

We believe the software drivers and application software are an increasingly important part of the semiconductor networking solutions we offer to OEMs.

Increasing Demand for Communications Semiconductors

We believe the market for network infrastructure equipment in general, and for communications semiconductors in particular, offers attractive long-term growth prospects for several reasons:

- We anticipate that demand for network capacity will continue to increase, driven by:
  - Internet user growth;
  - higher network utilization rates; and
  - the popularity of VoIP and other bandwidth-intensive applications, such as wireless data transfer and video/multimedia applications.
- We believe that incumbent telecommunications carriers, integrated communication service providers and cable multiple service operators worldwide will continue to upgrade and expand legacy portions of their networks to accommodate new service offerings and to reduce operating costs.
- In developing countries, we expect that service providers will continue the build-out of telecommunication networks, many of which were previously government owned.

Moreover, we expect that network infrastructure OEMs will outsource more of their semiconductor component requirements to semiconductor suppliers, allowing the OEMs to reduce their operating cost structure by shifting their focus and investment from internal application specific integrated circuit (ASIC) semiconductor design and development to more strategic systems development.

Strategy

Our objective is to grow our business and to become the leading supplier of semiconductor networking solutions to leading global network infrastructure OEMs in key enterprise, network access and metro service area market segments. To achieve this objective, we are pursuing the following strategies:

Focus on Increasing Share in High-Growth, High-Margin Applications

We have established strong market positions for our products in the enterprise, network access and metro service areas of the telecommunications network. We believe the markets for semiconductor products that address these applications will grow at faster rates than the markets for network infrastructure equipment in general. In addition, products which address applications in the enterprise, network access and metro service areas and perform packet processing, transmission processing and/or signal processing functions typically command higher average selling prices and higher margins, primarily due to their functional complexity and their software content. These two key attributes are expected to make the enterprise, network access and metro service areas the most attractive market segments for the foreseeable future. We believe that our three core technology competencies, coupled with focused investments in product development, will position us to increase our share in those target areas.

Expand Strategic Relationships with Industry-Leading Global Network Infrastructure OEMs and Maximize Design Win Share

We identify and selectively establish strategic relationships with market leaders in the network infrastructure equipment industry to develop next-generation products and, in some cases, customized solutions for their specific needs. We have an extensive history of working closely with our customers' research and development and marketing teams to understand emerging markets, technologies and

standards, and we invest our product development resources in those areas. We believe our close relationships with leading network infrastructure OEMs facilitate early adoption of our semiconductor products during development of their system-level products, enhance our ability to obtain design wins from those customers and encourage adoption of our technology throughout the industry.

In North America, we have cultivated close relationships with leading network infrastructure OEMs, including Cisco Systems, Inc. and Nortel Networks, Inc. Abroad, we have established close relationships with market leaders such as Huawei Technologies Co., Ltd., TrueLight Corporation and Zhongxing Telecom Equipment Corp. in the Asia-Pacific region and Alcatel-Lucent, Nokia Siemens Networks, and LM Ericsson Telephone Company in Europe.

Capitalize on the Breadth of Our Product Portfolio

We build on the breadth of our product portfolio of physical-layer devices, together with our signal and packet processing devices and communications software expertise, to increase our share of the silicon content in our customers' products. We offer a range of complementary products that are optimized to work with each other and provide our customers with complete information receipt, processing and transmission functions. These complementary products allow infrastructure OEMs to source components that provide proven interoperability from a single semiconductor supplier, rather than requiring OEMs to combine and coordinate individual components from multiple vendors. In addition, we offer highly integrated products such as our family of Comcerto packet processors that provide our customers with a complete hardware and software solution in a single device. These integrated products perform functions typically requiring multiple discrete components and software. We believe that this strategy of offering both complementary and integrated products increases product performance, speeds time-to-market and lowers the total system cost for our customers.

The breadth of our product portfolio also provides a competitive advantage for serving network convergence applications such as multiprotocol wireless-to-wireline connectivity. These applications generally require a combination of processing, transmission or switching functionality to move high-speed voice and data traffic using multiple communications protocols across disparate communications networks.

Provide Outstanding Technical Support and Customer Service

We provide broad-based technical and product design support to our customers through three dedicated teams: field application engineers, product application engineers, and technical marketing personnel. We believe that comprehensive service and support are critical to shortening our customers' design cycles and maintaining a long-term competitive position within the network infrastructure equipment market. Outstanding customer service and support are important competitive factors for semiconductor component suppliers like us seeking to be the preferred suppliers to leading network infrastructure OEMs.

Products

We provide network infrastructure OEMs with a broad portfolio of advanced semiconductor networking solutions, ranging from physical-layer transceivers and framers to higher-layer network processors. Our products can be classified into three focused product families: high-performance analog products, multiservice access digital signal processor (DSP) products, and wide-area networking (WAN) communications products. These three product families are found in a variety of networking equipment designed to process, transmit and switch voice, data and video traffic between, and within, the different segments of the communications network.

High-Performance Analog Products

Our high-performance analog transmission devices and switching products support storage area networking, fiber-to-the-premise and broadcast video, as well as mainstream synchronous optical networking (SONET)/synchronous digital hierarchy (SDH) and packet-over-SONET applications, typically operating at data transmission rates between 155 megabits per second (Mbps) and 10 gigabits per second (Gbps). Our transmission products include laser drivers, transimpedance amplifiers, post amplifiers, clock and data recovery circuits, serializers/deserializers, video reclockers, cable drivers and line equalizers. These products serve as the connection between a fiber optic or coaxial cable component interface and the remainder of the electrical subsystem in various network equipment and perform a variety of functions, including:

- converting incoming optical signals from fiber optic cables to electrical signals for processing and transport over a wireline medium and vice-versa;
- conditioning the signal to remove unwanted noise or errors;
- combining lower speed signals from multiple parallel paths into higher speed serial paths, and vice-versa, for bandwidth economy; and
- amplifying and equalizing weaker signals as they pass through a particular system's equipment, media or network.

Our switching products include a family of high-speed crosspoint switches capable of switching traffic up to 4.25 Gpbs within various types of network switching equipment. These crosspoint switches direct, or transfer, a large number of high-speed data input streams, regardless of traffic type, to different connection trunks for rerouting the information to new destination points in the network. Crosspoint switches are often used to provide redundant traffic paths in networking equipment to protect against the loss of critical data from spurious network outages or failures that may occur from time-to-time. Target equipment applications for our switching products include add-drop multiplexers, high-density IP switches, storage-area routers and optical cross-connect systems. In addition, we offer crosspoint switches optimized for standard and high-definition broadcast video routing and production switching applications at rates up to 3 Gbps.

Multiservice Access Processor Products

Our software-configurable multiservice access DSP products serve as bridges for transporting voice, fax and modem transmissions between circuit-switched networks and packet-based networks. Our multiservice access DSP device architecture combines the performance of a digital-signal processor core with the flexibility of a microcontroller core to support our extensive suite of voice compression techniques, echo cancellers and communications protocols. These products process and translate voice and data and perform various management and reporting functions. They compress the signals to minimize bandwidth consumption and modify or add communications protocols to accommodate transport of the signals across a variety of different networks. Supported services include VoIP, voice-over-ATM (VoATM) and voice-over-DSL services, as well as wireline-to-wireless connectivity.

Our Comcerto family of packet processors includes a full range of software-compatible solutions that enable OEMs to provide scalable systems with customized features for carrier, enterprise and customer premise applications. The high-density members of this family, the Comcerto 600, Comcerto 700 and Comcerto 900 series processors and related software, provide a complete "system-on-a-chip" solution for carrier-class VoIP and VoATM applications. The Comcerto 600 is capable of handling more than 256 channels of both VoIP and VoATM traffic, while the Comcerto 700 supports more than 400 channels, and the Comcerto 900 supports more than 600 channels. All are targeted for use in media gateways designed to bridge wireless, wireline and enterprise networks.

The Comcerto 500 and 800 series solutions are designed for enterprise voice and data processing applications. The Comcerto 500 series is a silicon "PBX-on-a-chip" which supports all required voice processing functionality for up to 64 channels, including encryption. The Comcerto 800 series enables a new class of "office-in-a-box" systems by combining a high-quality VoP subsystem with a high-performance routing and virtual private network (VPN) engine. The Comcerto 800 series integrates voice processing, packet processing and encryption functionality into a single device for the rapidly growing market for VoP enterprise networks. This product is targeted for use in enterprise voice gateways, IP PBXs and integrated access devices (IADs).

The newest member of the Comcerto family, the Comcerto 100 series broadband services processor, is designed to support secure "triple-play" voice, video and data networks for residential and small office/home office markets. The Comcerto 100 series processor integrates high-performance security processing, packet processing and quality of service (QoS) capabilities for next-generation broadband customer premise equipment (CPE) enabling service providers to deliver sophisticated multimedia content to their subscribers.

Wide-Area Networking Communications Products

Our WAN communications products include transmission solutions and high-performance ATM/ multi-protocol label switching (MPLS) network processors that facilitate the aggregation, processing and transport of voice and data traffic over copper wire or fiber optic cable to access metropolitan and long-haul networks.

Our T1/E1, T3/E3 and SONET carrier devices incorporate high-speed analog, digital and mixed-signal circuit technologies and include multi-port framers and line interface units (LIUs) or transceivers for 1.5 Mbps to 155 Mbps data transmission. Framers format data for transmission and extract data at reception, while LIUs condition signals for transmission and reception over multiple media. Our link-layer products include multi-channel, high-level data link channel (HDLC) communications controllers and multi-channel, inverse multiplexing over ATM (IMA) traffic controllers. The IMA protocol enables the aggregation of multiple T1 or DSL lines to deliver higher data rates using existing ATM infrastructure while the HDLC protocol is used for the packetization of data and the transfer of messaging and signaling information across the network. We also offer a family of symmetric DSL (SDSL) transceivers which enable service providers to deliver Internet access at data transmission rates of 1.5 Mbps to 5.7 Mbps in both directions over copper wire, supporting telecommuting and branch office functions worldwide.

Our high-performance ATM/MPLS network processors are designed to offer advanced protocol translation and traffic management capabilities. Protocol translation occurs where different types of networks and protocols interconnect. Traffic management describes a collection of functions which are used to optimally allocate network bandwidth and allow service providers to provide differentiated services over their networks. Our software-programmable devices operate at data transmission rates from 1.5 Mbps to 2.5 Gbps. Our network processor devices address internetworking applications, including ATM segmentation and reassembly, and a variety of traffic management functions, including traffic shaping, traffic policing and queue management, required by these applications.

Our wide-area networking communications products are designed for use in a variety of equipment including digital loop carriers, DSL access multiplexers, add-drop multiplexers, switches, high-speed routers, digital cross-connect systems, optical edge devices, multiservice provisioning platforms, voice gateways and wireless base station controllers.

Through the recent acquisition of certain assets of Ample Communications, Inc.,, we have entered the carrier Ethernet market. Our products in this area include Ethernet media access controllers and oversubscription aggregators which have applications in both enterprise switches and telecom edge switches. These carrier Ethernet products add traffic shaping and quality of service prioritization

mechanisms in order to provide the higher degree of traffic control needed in wide area networks that base their data transmission on the Ethernet protocol prevalent in local area networks.

Customers

We market and sell our semiconductor networking solutions directly to leading network infrastructure OEMs. We also sell our products indirectly through electronic component distributors and third-party electronic manufacturing service providers, which manufacture products incorporating our semiconductor networking solutions for OEMs. Sales to distributors accounted for approximately 54% of our revenues for fiscal 2007. For fiscal 2007, distributors Avnet, Inc. and Alltek Technology Corporation accounted for 16% and 15%, respectively, of our net revenues.

Our top five direct OEM customers for fiscal year 2007 were ADC DSL Systems, Inc., Alcatel-Lucent, Huawei Technologies Co., Nortel Networks, Inc. and Zhongxing Telecom Equipment Corp. While our direct sales to these customers accounted for a total of approximately 14% of our fiscal 2007 net revenues, we believe indirect sales to these same customers represent a significant additional portion of our net revenues. Including indirect sales, we believe that Cisco Systems, Inc. accounted for approximately 12% of our fiscal 2007 net revenues and that no other OEM customer accounted for 10% or more of our net revenues. We believe that our significant indirect network infrastructure OEM customers for fiscal year 2007 also included Mitsubishi Electric Corporation, Nokia Siemens Networks and TrueLight Corporation.

Our customer base is widely dispersed geographically. Revenues derived from customers located in the Americas, Europe, and the Asia-Pacific region were 36%, 11% and 53%, respectively, of our total revenues for fiscal 2007. We believe a substantial portion of the products we sell to OEMs and third-party manufacturing service providers in the Asia-Pacific region is ultimately shipped to end-markets in the Americas and Europe. See Item 8. "Financial Statements and Supplementary Data," including Note 2 and Note 14 of Notes to Consolidated Financial Statements for additional information on customers and geographic areas.

Sales, Marketing and Technical Support

We have a worldwide sales, marketing and technical support organization comprised of 108 employees as of October 26, 2007, located in 3 domestic and 7 international sales locations. Our marketing, sales and field applications engineering teams, augmented by 16 electronic component distributors and 12 sales representative organizations, focus on marketing and selling semiconductor networking solutions to worldwide network infrastructure OEMs.

We maintain close working relationships with our customers throughout their lengthy product development cycle. Our customers may need six months or longer to test and evaluate our products and an additional six months or longer to begin volume production of network infrastructure equipment that incorporates our products. During this process, we provide broad-based technical and product design support to our customers through our field application engineers, product application engineers and technical marketing personnel. We believe that providing comprehensive product service and support is critical to shortening our customers' design cycles and maintaining a competitive position in the network infrastructure equipment market.

Operations and Manufacturing

We are a fabless company, which means we do not own or operate foundries for wafer fabrication or facilities for device assembly and final test of our products. Instead, we outsource wafer fabrication, assembly and testing of our semiconductor products to independent, third-party contractors. We use mainstream digital complementary metal-oxide semiconductor (CMOS) process technology for the majority of our products; we rely on specialty processes for the remainder of products. Taiwan

Semiconductor Manufacturing Co., Ltd. (TSMC) is our principal foundry supplier of CMOS wafers and die. Our primary foundry supplier for specialty process requirements is Jazz Semiconductor, Inc. We use several other suppliers for wafers used in older products. We believe that the raw materials, parts and supplies required by our foundry suppliers are generally available at present and will be available in the foreseeable future.

Semiconductor wafers are usually shipped to third-party contractors for device assembly and packaging where the wafers are cut into individual die, packaged and tested before final shipment to customers. We use Amkor Technology, Inc. and other third-party contractors, located in the Asia-Pacific region, Europe and California, to satisfy a variety of assembly and packaging technology and product testing requirements associated with the back-end portion of the manufacturing process.

We qualify each of our foundry and back-end process providers. This qualification process consists of a detailed technical review of process performance, design rules, process models, tools and support, as well as analysis of the subcontractor's quality system and manufacturing capability. We also participate in quality and reliability monitoring through each stage of the production cycle by reviewing electrical and parametric data from our wafer foundry and back-end providers. We closely monitor wafer foundry production for overall quality, reliability and yield levels.

Competition

The communications semiconductor industry in general, and the markets in which we compete in particular, are intensely competitive. We compete worldwide with a number of U.S. and international suppliers that are both larger and smaller than us in terms of resources and market share. We expect intense competition to continue.

Our principal competitors are Applied Micro Circuits Corporation, Centillium Communications, Inc., Conexant Systems, Inc., Exar Corporation, Freescale Semiconductor, Inc., Gennum Corporation, Infineon Technologies A.G., Maxim Integrated Products, Inc., PMC-Sierra, Inc., Texas Instruments Incorporated, Transwitch Corporation and Vitesse Semiconductor Corporation.

We believe that the principal competitive factors for semiconductor suppliers in each of our served markets are:

- time-to-market;
- product quality, reliability and performance;
- customer support;
- price and total system cost;
- new product innovation; and
- compliance with industry standards.

While we believe that we compete favorably with respect to each of these factors, many of our current and potential competitors have certain advantages over us, including:

- stronger financial position and liquidity;
- longer presence in key markets;
- greater name recognition;
- more secure supply chain;
- access to larger customer bases; and

- significantly greater sales and marketing, manufacturing, distribution, technical and other resources.

As a result, these competitors may be able to devote greater resources to the development, promotion and sale of their products than we can. Our competitors may also be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be more able to respond to the cyclical fluctuations or downturns that affect the semiconductor industry from time to time. Moreover, we have incurred substantial operating losses and we anticipate future losses. If we are not successful in assuring our customers of our financial stability, our OEM customers may choose semiconductor suppliers whom they believe have a stronger financial position or liquidity, which may materially adversely affect our business.

Backlog

Our sales are made primarily pursuant to standard purchase orders for delivery of products. Because industry practice allows customers to cancel orders with limited advance notice to us prior to shipment, we believe that backlog as of any particular date is not a reliable indicator of our future revenue levels.

Research and Development

We have significant research, development, engineering and product design capabilities. As of October 26, 2007, we had 304 employees engaged in research and development activities. We perform research and product development activities at our headquarters in Newport Beach, California and at 8 design centers. In order to enhance the cost-effectiveness of our operations, we have increasing sought to shift portions of our research and development operations to jurisdictions with lower cost structures than that available in the United States. Our design centers are strategically located to take advantage of key technical and engineering talent. Our success depends to a substantial degree upon our ability to develop and introduce in a timely fashion new products and enhancements to our existing products that meet changing customer requirements and emerging industry standards. We have made and plan to make substantial investments in research and development and to participate in the formulation of industry standards. In addition, we actively collaborate with technology leaders to define and develop next-generation technologies.

We spent approximately $57.4 million, $64.1 million, and $71.4 million on research and development activities in fiscal years 2007, 2006 and 2005, respectively. The decreases in our research and development expenses reflect the workforce reductions and other cost reduction actions we implemented in fiscal years 2002 through 2007.

Intellectual Property

Our success and future revenue growth depend, in part, on the intellectual property that we own and develop, including patents, licenses, trade secrets, know-how, trademarks and copyrights, and on our ability to protect our intellectual property. We continuously review our patent portfolio to maximize its value to us, abandoning or selling inapplicable or less useful patents and filing new patents important to our product roadmap. Our patent portfolio may be used to avoid, defend or settle any potential litigation with respect to various technologies contained in our products. The portfolio may also provide negotiating leverage in attempts to cross-license patents or technologies with third parties. We may also seek to leverage our patent portfolio by licensing or selling our patents or other intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws, as well as employee and third-party nondisclosure and confidentiality agreements and other methods to protect our proprietary technologies and processes. In connection with our participation in the development of various industry standards, we may be required to reasonably license certain of our patents to other

parties, including competitors that develop products based upon the adopted industry standards. We have also entered into agreements with certain of our customers and granted these customers the right to use our proprietary technology in the event that we file for bankruptcy protection or take other equivalent actions. While in the aggregate our intellectual property is considered important to our operations, no single patent, license, trade secret, know-how, trademark or copyright is considered of such importance that its loss or termination would materially affect our business or financial condition.

Employees

As of October 26, 2007, we had 527 full-time employees, of whom approximately 361 were engineers. Our employees are not covered by any collective bargaining agreements and we have not experienced a work stoppage in the past five years. We believe our future success will depend in large part on our ability to continue to attract, motivate, develop and retain highly skilled and dedicated technical, marketing and management personnel.

Cyclicality

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving technical standards, short product life cycles and wide fluctuations in product supply and demand. From time to time, these and other factors, together with changes in general economic conditions, cause significant upturns and downturns in the industry, and in our business in particular.

In addition, our operating results are subject to substantial quarterly and annual fluctuations due to a number of factors, such as demand for network infrastructure equipment, the timing of receipt, reduction or cancellation of significant orders, fluctuations in the levels of component inventories held by our customers, the gain or loss of significant customers, market acceptance of our products and our customers' products, our ability to develop, introduce and market new products and technologies on a timely basis, the availability and cost of products from our suppliers, new product and technology introductions by competitors, intellectual property disputes, and the timing and extent of product development costs.

Available Information

We maintain an Internet website at http://www.mindspeed.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, and other information related to our company, are available free of charge on this site as soon as reasonably practicable after such reports are filed with or furnished to the Securities and Exchange Commission (SEC). Our Code of Business Conduct and Ethics, Guidelines on Corporate Governance and Board Committee Charters are also available on our website. We will provide reasonable quantities of paper copies of filings free of charge upon request. In addition, we will provide a copy of the Board Committee Charters to stockholders upon request. No portion of our Internet website or the information contained in or connected to the website is incorporated into this Annual Report on Form 10-K.

Item 1A. *Risk Factors*

Our business, financial condition and operating results can be affected by a number of factors, including those listed below, any one of which could cause our actual results to vary materially from recent results or from our anticipated future results. Any of these risks could also materially and adversely affect our business, financial condition or the price of our common stock or other securities.

We are incurring substantial operating losses, and we anticipate additional future losses.

We incurred a net loss of $21.9 million for fiscal 2007 compared to net losses of $24.5 million in fiscal 2006 and $62.6 million in fiscal 2005. We expect that we will continue to incur losses at least through the first half of fiscal 2008, and we may incur additional losses and negative cash flows in subsequent periods.

In order to become profitable, or to generate positive cash flows from operations, we must reduce operating expenses or increase our revenues. Through fiscal 2007, we have completed a series of cost reduction actions which have improved our operating cost structure. These expense reductions alone may not make us profitable or allow us to sustain profitability if it is achieved. Our ability to achieve the necessary revenue growth will depend on increased demand for network infrastructure equipment that incorporates our products, which in turn depends primarily on the level of capital spending by communications service providers and enterprises. We may not be successful in achieving the necessary revenue growth or the expected expense reductions. Moreover, we may be unable to sustain past or expected future expense reductions in subsequent periods. We may not achieve profitability or sustain such profitability, if achieved.

We have substantial cash requirements to fund our operations, research and development efforts and capital expenditures. Our capital resources are limited and capital needed for our business may not be available when we need it.

For fiscal 2007, our net cash used in operating activities was $10.0 million compared to net cash used in operating activities of $15.9 million for fiscal 2006 and $30.2 million for fiscal 2005. Our principal sources of liquidity are our existing cash balances, marketable securities and cash generated from product sales. As of September 30, 2007, our cash and cash equivalents totaled $25.8 million. We believe that our existing sources of liquidity will be sufficient to fund our operations, research and development efforts, anticipated capital expenditures, working capital and other financing requirements for at least the next twelve months. However, this may not be the case, and if we continue to incur operating losses and negative cash flows in the future, we may need to reduce further our operating costs or obtain alternate sources of financing, or both. We may not have access to additional sources of capital on favorable terms or at all. If we raise additional funds through the issuance of equity, equity-based or debt securities, such securities may have rights, preferences or privileges senior to those of our common stock and our stockholders may experience dilution of their ownership interests.

We operate in the highly cyclical semiconductor industry, which is subject to significant downturns.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving technical standards, short product life cycles and wide fluctuations in product supply and demand. From time to time these and other factors, together with changes in general economic conditions, cause significant upturns and downturns in the industry in general, and in our business in particular. Periods of industry downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. These factors have caused substantial fluctuations in our revenues and our results of operations in the past and we may experience similar fluctuations in our business in the future.

Our operating results are subject to substantial quarterly and annual fluctuations.

Our revenues and operating results have fluctuated in the past and may fluctuate in the future. These fluctuations are due to a number of factors, many of which are beyond our control. These factors include, among others:

- changes in end-user demand for the products manufactured and sold by our customers;
- the timing of receipt, reduction or cancellation of significant orders by customers;
- fluctuations in the levels of component inventories held by our customers and changes in our customers' inventory management practices;
- shifts in our product mix and the effect of maturing products;
- availability and cost of products from our suppliers;
- the gain or loss of significant customers;
- market acceptance of our products and our customers' products;
- our ability to develop, introduce, market and support new products and technologies on a timely basis;
- the timing and extent of product development costs;
- new product and technology introductions by us or our competitors;
- fluctuations in manufacturing yields;
- significant warranty claims, including those not covered by our suppliers;
- intellectual property disputes; and
- the effects of competitive pricing pressures, including decreases in average selling prices of our products.

The foregoing factors are difficult to forecast, and these, as well as other factors, could materially and adversely affect our quarterly or annual operating results.

The increasing significance of our foreign operations exposes us to risks that are beyond our control and could affect our ability to operate successfully.

In order to enhance the cost-effectiveness of our operations, we have increasingly sought to shift portions of our research and development and customer support operations to jurisdictions with lower cost structures than that available in the United States. The transition of even a portion of our business operations to new facilities in a foreign country involves a number of logistical and technical challenges that could result in product development delays and operational interruptions, which could reduce our revenues and adversely affect our business. We may encounter complications associated with the set-up, migration and operation of business systems and equipment in a new facility. This could result in delays in our research and development efforts and otherwise disrupt our operations. If such delays or disruptions occur, they could damage our reputation and otherwise adversely affect our business and results of operations.

To the extent that we shift any operations or labor offshore to jurisdictions with lower cost structures, we may experience challenges in effectively managing those operations as a result of several factors, including time zone differences and regulatory, legal, cultural and logistical issues. Additionally, the relocation of labor resources may have a negative impact on our existing employees, which could negatively impact our operations. If we are unable to effectively manage our offshore research and

development staff and any other offshore operations, our business and results of operations could be adversely affected.

We cannot be certain that any shifts in our operations to offshore jurisdictions will ultimately produce the expected cost savings. We cannot predict the extent of government support, availability of qualified workers, future labor rates or monetary and economic conditions in any offshore locations where we may operate. Although some of these factors may influence our decision to establish or increase our offshore operations, there are inherent risks beyond our control, including:

- political uncertainties;
- wage inflation;
- exposure to foreign currency fluctuations;
- tariffs and other trade barriers; and
- foreign regulatory restrictions and unexpected changes in regulatory environments.

We will likely be faced with competition in these offshore markets for qualified personnel, including skilled design and technical personnel, and we expect this competition to increase as companies expand their operations offshore. If the supply of such qualified personnel becomes limited due to increased competition or otherwise, it could increase our costs and employee turnover rates. One or more of these factors or other factors relating to foreign operations could result in increased operating expenses and make it more difficult for us to manage our costs and operations, which could cause our operating results to decline and result in reduced revenues.

We are entirely dependent upon third parties for the manufacture of our products and are vulnerable to their capacity constraints during times of increasing demand for semiconductor products.

We are entirely dependent upon outside wafer fabrication facilities, known as foundries, for wafer fabrication services. Our principal suppliers of wafer fabrication services are TSMC and Jazz. We are also dependent upon third parties, including Amkor, for the assembly and testing of all of our products. Under our fabless business model, our long-term revenue growth is dependent on our ability to obtain sufficient external manufacturing capacity, including wafer production capacity. Periods of upturns in the semiconductor industry may be characterized by rapid increases in demand and a shortage of capacity for wafer fabrication and assembly and test services.

The risks associated with our reliance on third parties for manufacturing services include:

- the lack of assured supply, potential shortages and higher prices;
- increased lead times;
- limited control over delivery schedules, manufacturing yields, production costs and product quality; and
- the unavailability of, or delays in obtaining, products or access to key process technologies.

Our standard lead time, or the time required to manufacture our products (including wafer fabrication, assembly and testing) is typically 12 to 16 weeks. During periods of manufacturing capacity shortages, the foundries and other suppliers on whom we rely may devote their limited capacity to fulfill the production requirements of other clients that are larger or better financed than we are, or who have superior contractual rights to enforce manufacture of their products, including to the exclusion of producing our products.

Additionally, if we are required to seek alternative foundries or assembly and test service providers, we would be subject to longer lead times, indeterminate delivery schedules and increased

manufacturing costs, including costs to find and qualify acceptable suppliers. For example, if we choose to use a new foundry, the qualification process may take as long as six months over the standard lead time before we can begin shipping products from the new foundry.

Wafer fabrication processes are subject to obsolescence, and foundries may discontinue a wafer fabrication process used for certain of our products. In such event, we generally offer our customers a "last-time buy" program to satisfy their anticipated requirements for our products. The unanticipated discontinuation of a wafer fabrication process on which we rely may adversely affect our revenues and our customer relationships.

The foundries and other suppliers on whom we rely may experience financial difficulties or suffer disruptions in their operations due to causes beyond our control, including labor strikes, work stoppages, electrical power outages, fire, earthquake, flooding or other natural disasters. Certain of our suppliers' manufacturing facilities are located near major earthquake fault lines in the Asia-Pacific region and in California. In the event of a disruption of the operations of one or more of our suppliers, we may not have an alternate source immediately available. Such an event could cause significant delays in shipments until we are able to shift the products from an affected facility or supplier to another facility or supplier. The manufacturing processes we rely on are specialized and are available from a limited number of suppliers. Alternate sources of manufacturing capacity, particularly wafer production capacity, may not be available to us on a timely basis. Even if alternate manufacturing capacity is available, we may not be able to obtain it on favorable terms, or at all. Difficulties or delays in securing an adequate supply of our products on favorable terms, or at all, could impair our ability to meet our customers' requirements and have a material adverse effect on our operating results.

In addition, the highly complex and technologically demanding nature of semiconductor manufacturing has caused foundries to experience, from time to time, lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start-up of new process technologies. Lower than anticipated manufacturing yields may affect our ability to fulfill our customers' demands for our products on a timely basis. Moreover, lower than anticipated manufacturing yields may adversely affect our cost of goods sold and our results of operations.

We are subject to intense competition.

The communications semiconductor industry in general, and the markets in which we compete in particular, are intensely competitive. We compete worldwide with a number of U.S. and international semiconductor manufacturers that are both larger and smaller than we are in terms of resources and market share. We currently face significant competition in our markets and expect that intense price and product competition will continue. This competition has resulted, and is expected to continue to result, in declining average selling prices for our products.

Many of our current and potential competitors have certain advantages over us, including:

- stronger financial position and liquidity;
- longer presence in key markets;
- greater name recognition;
- more secure supply chain;
- access to larger customer bases; and
- significantly greater sales and marketing, manufacturing, distribution, technical and other resources.

As a result, these competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be able to devote greater resources to the development, promotion and sale of their products than we can. Moreover, we have incurred substantial operating losses and we anticipate future losses. We believe that financial stability of suppliers is an important consideration in our customers' purchasing decisions. If our OEM customers perceive that we lack adequate financial stability, they may choose semiconductor suppliers that they believe have a stronger financial position or liquidity.

Current and potential competitors also have established or may establish financial or strategic relationships among themselves or with our existing or potential customers, resellers or other third parties. These relationships may affect customers' purchasing decisions. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. We may not be able to compete successfully against current and potential competitors.

Industry consolidation may harm our operating results.

There has been an increasing trend toward industry consolidation in our markets in recent years, particularly among major network equipment and telecommunications companies. We expect this trend to continue as companies attempt to strengthen or hold their market positions in an evolving industry and as companies are acquired or are unable to continue operations. While we cannot predict how consolidation in our industry will affect our customers or competitors, rapid consolidation will lead to fewer customers, with the effect that loss of a major customer could have a material impact on results not anticipated in a customer marketplace composed of more numerous participants. Increased consolidation and competition for fewer customers may result in pricing pressures or a loss in market share, each of which could materially impact our business.

Our success depends on our ability to develop competitive new products in a timely manner.

Our operating results will depend largely on our ability to continue to introduce new and enhanced semiconductor products on a timely basis. Successful product development and introduction depends on numerous factors, including, among others:

- our ability to anticipate customer and market requirements and changes in technology and industry standards;
- our ability to accurately define new products;
- our ability to complete development of new products, and bring our products to market, on a timely basis;
- our ability to differentiate our products from offerings of our competitors; and
- overall market acceptance of our products.

We may not have sufficient resources to make the substantial investment in research and development in order to develop and bring to market new and enhanced products, particularly if we are required to take further cost reduction actions. Furthermore, we are required to evaluate expenditures for planned product development continually and to choose among alternative technologies based on our expectations of future market growth. We may be unable to develop and introduce new or enhanced products in a timely manner, our products may not satisfy customer requirements or achieve market acceptance, or we may be unable to anticipate new industry standards and technological changes. We also may not be able to respond successfully to new product announcements and introductions by competitors.

Research and development projects may experience unanticipated delays related to our internal design efforts. New product development also requires the production of photomask sets and the

production and testing of sample devices. In the event we experience delays in obtaining these services from the wafer fabrication and assembly and test vendors on whom we rely, our product introductions may be delayed and our revenues and results of operations may be adversely affected.

If we are not able to keep abreast of the rapid technological changes in our markets, our products could become obsolete.

The demand for our products can change quickly and in ways we may not anticipate because our markets generally exhibit the following characteristics:

- rapid technological developments;
- rapid changes in customer requirements;
- frequent new product introductions and enhancements;
- declining prices over the life cycle of products; and
- evolving industry standards.

Our products could become obsolete sooner than we expect because of faster than anticipated, or unanticipated, changes in one or more of the technologies related to our products. The introduction of new technology representing a substantial advance over current technology could adversely affect demand for our existing products. Currently accepted industry standards are also subject to change, which may also contribute to the obsolescence of our products. If we are unable to develop and introduce new or enhanced products in a timely manner, our business may be adversely affected.

Uncertainties involving the ordering and shipment of our products could adversely affect our business.

Our sales are typically made pursuant to individual purchase orders and we generally do not have long-term supply arrangements with our customers. Generally, our customers may cancel orders until 30 days prior to shipment. In addition, we sell a substantial portion of our products through distributors, some of whom have a right to return unsold products to us. Sales to distributors accounted for approximately 54% of our net revenues for fiscal 2007.

Because of the significant lead times for wafer fabrication and assembly and test services, we routinely purchase inventory based on estimates of end-market demand for our customers' products, which may be subject to dramatic changes and is difficult to predict. This difficulty may be compounded when we sell to OEMs indirectly through distributors or contract manufacturers, or both, as our forecasts of demand are then based on estimates provided by multiple parties. In addition, our customers may change their inventory practices on short notice for any reason. The cancellation or deferral of product orders, the return of previously sold products or overproduction due to the failure of anticipated orders to materialize could result in our holding excess or obsolete inventory, which could result in write-downs of inventory. Conversely, if we fail to anticipate inventory needs we may be unable to fulfill demand for our products, resulting in a loss of potential revenue.

If network infrastructure OEMs do not design our products into their equipment, we will be unable to sell those products. Moreover, a design win from a customer does not guarantee future sales to that customer.

Our products are not sold directly to the end-user but are components of other products. As a result, we rely on network infrastructure OEMs to select our products from among alternative offerings to be designed into their equipment. We may be unable to achieve these "design wins." Without design wins from OEMs, we would be unable to sell our products. Once an OEM designs another supplier's semiconductors into one of its product platforms, it is more difficult for us to achieve future design wins with that OEM's product platform because changing suppliers involves significant cost, time, effort and risk. Achieving a design win with a customer does not ensure that we will receive significant

revenues from that customer and we may be unable to convert design wins into actual sales. Even after a design win, the customer is not obligated to purchase our products and can choose at any time to stop using our products if, for example, its own products are not commercially successful.

Because of the lengthy sales cycles of many of our products, we may incur significant expenses before we generate any revenues related to those products.

Our customers generally need six months or longer to test and evaluate our products and an additional six months or more to begin volume production of equipment that incorporates our products. These lengthy periods also increase the possibility that a customer may decide to cancel or change product plans, which could reduce or eliminate sales to that customer. As a result of this lengthy sales cycle, we may incur significant research and development and selling, general and administrative expenses before we generate any revenues from new products. We may never generate the anticipated revenues if our customers cancel or change their product plans.

We may be subject to claims, or we may be required to defend and indemnify customers against claims, of infringement of third-party intellectual property rights or demands that we, or our customers, license third-party technology, which could result in significant expense.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, third parties have asserted and may in the future assert patent, copyright, trademark and other intellectual property rights against technologies that are important to our business. The resolution or compromise of any litigation or other legal process to enforce such alleged third party rights, including claims arising through our contractual indemnification of our customers, or claims challenging the validity of our patents, regardless of its merit or resolution, could be costly and divert the efforts and attention of our management and technical personnel.

We may not prevail in any such litigation or other legal process or we may compromise or settle such claims because of the complex technical issues and inherent uncertainties in intellectual property disputes and the significant expense in defending such claims. If litigation or other legal process results in adverse rulings, we may be required to:

- pay substantial damages for past, present and future use of the infringing technology;
- cease the manufacture, use or sale of infringing products;
- discontinue the use of infringing technology;
- expend significant resources to develop non-infringing technology;
- pay substantial damages to our customers or end users to discontinue use or replace infringing technology with non-infringing technology;
- license technology from the third party claiming infringement, which license may not be available on commercially reasonable terms, or at all; or
- relinquish intellectual property rights associated with one or more of our patent claims, if such claims are held invalid or otherwise unenforceable.

In connection with the distribution, we generally assumed responsibility for all contingent liabilities and litigation against Conexant or its subsidiaries related to our business.

If we are not successful in protecting our intellectual property rights, it may harm our ability to compete.

We rely primarily on patent, copyright, trademark and trade secret laws, as well as employee and third-party nondisclosure and confidentiality agreements and other methods, to protect our proprietary technologies and processes. We may be required to engage in litigation to enforce or protect our

intellectual property rights, which may require us to expend significant resources and to divert the efforts and attention of our management from our business operations. In particular:

- the steps we take to prevent misappropriation or infringement of our intellectual property may not be successful;
- any existing or future patents may be challenged, invalidated or circumvented; or
- the measures described above may not provide meaningful protection.

Despite the preventive measures and precautions that we take, a third party could copy or otherwise obtain and use our technology without authorization, develop similar technology independently or design around our patents. We generally enter into confidentiality agreements with our employees, consultants and strategic partners. We also try to control access to and distribution of our technologies, documentation and other proprietary information. Despite these efforts, internal or external parties may attempt to copy, disclose, obtain or use our products, services or technology without our authorization. Also, former employees may seek employment with our business partners, customers or competitors, and the confidential nature of our proprietary information may not be maintained in the course of such future employment. Further, in some countries outside the United States, patent protection is not available or not reliably enforced. Some countries that do allow registration of patents do not provide meaningful redress for patent violations. As a result, protecting intellectual property in those countries is difficult and competitors may sell products in those countries that have functions and features that infringe on our intellectual property.

The complexity of our products may lead to errors, defects and bugs, which could subject us to significant costs or damages and adversely affect market acceptance of our products.

Although we, our customers and our suppliers rigorously test our products, our products are complex and may contain errors, defects or bugs when first introduced or as new versions are released. We have in the past experienced, and may in the future experience, errors, defects and bugs. If any of our products contain production defects or reliability, safety, quality or compatibility problems that are significant to our customers, our reputation may be damaged and customers may be reluctant to buy our products, which could adversely affect our ability to retain existing customers and attract new customers. In addition, these defects or bugs could interrupt or delay sales of affected products to our customers, which could adversely affect our results of operations.

If defects or bugs are discovered after commencement of commercial production of a new product, we may be required to make significant expenditures of capital and other resources to resolve the problems. This could result in significant additional development costs and the diversion of technical and other resources from our other development efforts. We could also incur significant costs to repair or replace defective products and we could be subject to claims for damages by our customers or others against us. We could also be exposed to product liability claims of indemnification claims by our customers. These costs or damages could have a material adverse effect on our financial condition and results of operations.

We may not be able to attract and retain qualified personnel necessary for the design, development, sale and support of our products. Our success could be negatively affected if key personnel leave.

Our future success depends on our ability to attract, retain and motivate qualified personnel, including executive officers and other key management, technical and support personnel. As the source of our technological and product innovations, our key technical personnel represent a significant asset. The competition for such personnel can be intense in the semiconductor industry. We may not be able to attract and retain qualified management and other personnel necessary for the design, development, sale and support of our products.

In periods of poor operating performance, we have experienced, and may experience in the future, particular difficulty attracting and retaining key personnel. If we are not successful in assuring our employees of our financial stability and our prospects for success, our employees may seek other employment, which may materially and adversely affect our business. Moreover, our recent expense reduction and restructuring initiatives, including a series of worldwide workforce reductions, have significantly reduced the number of our technical employees. We intend to continue to expand our international business activities including expansion of design and operational centers abroad and may have difficulty attracting and maintaining international employees. The loss of the services of one or more of our key employees, including Raouf Y. Halim, our chief executive officer, or certain key design and technical personnel, or our inability to attract, retain and motivate qualified personnel could have a material adverse effect on our ability to operate our business.

Approximately 7% of our engineers are foreign nationals working in the United States under visas. The visas held by many of our employees permit qualified foreign nationals working in specialty occupations, such as certain categories of engineers, to reside in the United States during their employment. The number of new visas approved each year may be limited and may restrict our ability to hire additional qualified technical employees. In addition, immigration policies are subject to change, and these policies have generally become more stringent since the events of September 11, 2001. Any additional significant changes in immigration laws, rules or regulations may further restrict our ability to retain or hire technical personnel.

We are subject to the risks of doing business internationally.

A significant part of our strategy involves our continued pursuit of growth opportunities in a number of international markets. We market, sell, design and service our products internationally. Sales to customers located outside the United States, primarily in the Asia-Pacific region and Europe, were approximately 69% of our net revenues for fiscal 2007. In addition, we have design centers, customer support centers, and rely on suppliers, located outside the United States, including foundries and assembly and test service providers located in the Asia-Pacific region. Our international sales and operations are subject to a number of risks inherent in selling and operating abroad which could adversely affect our ability to increase or maintain our foreign sales. These include, but are not limited to, risks regarding:

- currency exchange rate fluctuations;
- local economic and political conditions;
- disruptions of capital and trading markets;
- accounts receivable collection and longer payment cycles;
- difficulties in staffing and managing foreign operations;
- potential hostilities and changes in diplomatic and trade relationships;
- restrictive governmental actions (such as restrictions on the transfer or repatriation of funds and trade protection measures, including export duties and quotas and customs duties and tariffs);
- changes in legal or regulatory requirements;
- difficulty in obtaining distribution and support;
- the laws and policies of the United States and other countries affecting trade, foreign investment and loans and import or export licensing requirements;
- tax laws;
- limitations on our ability under local laws to protect our intellectual property;

• cultural differences in the conduct of business; and

• natural disasters, acts of terrorism and war.

Because most of our international sales, other than sales to Japan (which are denominated principally in Japanese yen), are currently denominated in U.S. dollars, our products could become less competitive in international markets if the value of the U.S. dollar increases relative to foreign currencies. As we continue to shift a portion of our operations offshore, more of our expenses are incurred in currencies other than those in which we bill for the related services. An increase in the value of certain currencies, such as the Euro, Ukrainian hryvnia and Indian rupee, against the U.S. dollar could increase costs of our offshore operations by increasing labor and other costs that are denominated in local currencies.

From time to time we may enter into foreign currency forward exchange contracts to mitigate the risk of loss from currency exchange rate fluctuations for foreign currency commitments entered into in the ordinary course of business. We have not entered into foreign currency forward exchange contracts for other purposes. Our financial condition and results of operations could be adversely affected by currency fluctuations.

We may make business acquisitions or investments, which involve significant risk.

We may from time to time make acquisitions, enter into alliances or make investments in other businesses to complement our existing product offerings, augment our market coverage or enhance our technological capabilities. However, any such transactions could result in:

• issuances of equity securities dilutive to our existing stockholders;

• substantial cash payments;

• the incurrence of substantial debt and assumption of unknown liabilities;

• large one-time write-offs;

• amortization expenses related to intangible assets;

• the diversion of management's attention from other business concerns; and

• the potential loss of key employees, customers and suppliers of the acquired business.

Integrating acquired organizations and their products and services may be expensive, time-consuming and a strain on our resources and our relationships with employees, customers and suppliers, and ultimately may not be successful. The benefits or synergies we may expect from the acquisition of complementary or supplementary businesses may not be realized to the extent or in the time frame we initially anticipate.

Additionally, in periods subsequent to an acquisition, we must evaluate goodwill and acquisition-related intangible assets for impairment. When such assets are found to be impaired, they will be written down to estimated fair value, with a charge against earnings.

The price of our common stock may fluctuate significantly.

The price of our common stock is volatile and may fluctuate significantly. There can be no assurance as to the prices at which our common stock will trade or that an active trading market in our common stock will be sustained in the future. The market price at which our common stock trades may be influenced by many factors, including:

• our operating and financial performance and prospects, including our ability to achieve or sustain profitability, if achieved, within the forecasted time period;

- the depth and liquidity of the market for our common stock;
- investor perception of us and the industry in which we operate;
- the level of research coverage of our common stock;
- changes in earnings estimates or buy/sell recommendations by analysts;
- general financial and other market conditions; and
- domestic and international economic conditions.

In addition, public stock markets have experienced, and may in the future experience, extreme price and trading volume volatility, particularly in the technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to or disproportionately impacted by the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock. If our common stock trades below $1.00 for 30 consecutive trading days, or if we otherwise do not meet the requirements for continued quotation on the Nasdaq Global Market, our common stock could be delisted, which would adversely affect the ability of investors to sell shares of our common stock and could otherwise adversely affect our business.

Our results of operations could vary as a result of the methods, estimates and judgments we use in applying our accounting policies.

The methods, estimates and judgments we use in applying our accounting policies have a significant impact on our results of operations (see "Critical Accounting Policies" in Part II, Item 7 of this Form 10-K). Such methods, estimates and judgments are, by their nature, subject to substantial risks, uncertainties and assumptions, and changes in rulemaking by the regulatory bodies. Factors may arise over time that lead us to change our methods, estimates and judgments. Changes in those methods, estimates and judgments could significantly affect our results of operations.

Substantial sales of the shares of our common stock issuable upon conversion of our convertible senior notes or exercise of the warrant issued to Conexant could adversely affect our stock price or our ability to raise additional financing in the public capital markets.

Conexant holds a warrant to acquire 30 million shares of our common stock at a price of $3.408 per share, exercisable through June 27, 2013, representing approximately 16% of our outstanding common stock on a fully diluted basis. The warrant may be transferred or sold in whole or part at any time. If Conexant sells the warrant or if Conexant or a transferee of the warrant exercises the warrant and sells a substantial number of shares of our common stock in the future, or if investors perceive that these sales may occur, the market price of our common stock could decline or market demand for our common stock could be sharply reduced. As of September 30, 2007, we have $46.0 million principal amount of convertible senior notes outstanding. These notes are convertible at any time, at the option of the holder, into approximately 432.9004 shares of common stock per $1,000 principal amount of notes or an aggregate of approximately 19.9 million shares of our common stock. The conversion of the notes and subsequent sale of a substantial number of shares of our common stock could also adversely affect demand for, and the market price of, our common stock. Each of these transactions could adversely affect our ability to raise additional financing by issuing equity or equity-based securities in the public capital markets.

Antidilution and other provisions in the warrant issued to Conexant may also adversely affect our stock price or our ability to raise additional financing.

The warrant issued to Conexant contains antidilution provisions that provide for adjustment of the warrant's exercise price, and the number of shares issuable under the warrant, upon the occurrence of certain events. If we issue, or are deemed to have issued, shares of our common stock, or securities convertible into our common stock, at prices below the current market price of our common stock (as defined in the warrant) at the time of the issuance of such securities, the warrant's exercise price will be reduced and the number of shares issuable under the warrant will be increased. The amount of such adjustment if any, will be determined pursuant to a formula specified in the warrant and will depend on the number of shares issued, the offering price and the current market price of our common stock at the time of the issuance of such securities. Adjustments to the warrant pursuant to these antidilution provisions may result in significant dilution to the interests of our existing stockholders and may adversely affect the market price of our common stock. The antidilution provisions may also limit our ability to obtain additional financing on terms favorable to us.

Moreover, we may not realize any cash proceeds from the exercise of the warrant held by Conexant. A holder of the warrant may opt for a cashless exercise of all or part of the warrant. In a cashless exercise, the holder of the warrant would make no cash payment to us, and would receive a number of shares of our common stock having an aggregate value equal to the excess of the then-current market price of the shares of our common stock issuable upon exercise of the warrant over the exercise price of the warrant. Such an issuance of common stock would be immediately dilutive to the interests of other stockholders.

Some of our directors and executive officers may have potential conflicts of interest because of their positions with Conexant or their ownership of Conexant common stock.

Some of our directors are Conexant directors, and our non-executive chairman of the board is chairman of the board of Conexant. Several of our directors and executive officers own Conexant common stock and hold options to purchase Conexant common stock. Service on our board of directors and as a director or officer of Conexant, or ownership of Conexant common stock by our directors and executive officers, could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for us and Conexant. For example, potential conflicts could arise in connection with decisions involving the warrant to purchase our common stock issued to Conexant, or other agreements entered into between us and Conexant in connection with the distribution.

Our restated certificate of incorporation includes provisions relating to the allocation of business opportunities that may be suitable for both us and Conexant based on the relationship to the companies of the individual to whom the opportunity is presented and the method by which it was presented and also includes provisions limiting challenges to the enforceability of contracts between us and Conexant.

We may have difficulty resolving any potential conflicts of interest with Conexant, and even if we do, the resolution may be less favorable than if we were dealing with an entirely unrelated third party.

Provisions in our organizational documents and rights plan and Delaware law will make it more difficult for someone to acquire control of us.

Our restated certificate of incorporation, our amended and restated bylaws, our amended rights agreement and the Delaware General Corporation Law contain several provisions that would make

more difficult an acquisition of control of us in a transaction not approved by our board of directors. Our restated certificate of incorporation and amended and restated bylaws include provisions such as:

- the division of our board of directors into three classes to be elected on a staggered basis, one class each year;
- the ability of our board of directors to issue shares of our preferred stock in one or more series without further authorization of our stockholders;
- a prohibition on stockholder action by written consent;
- a requirement that stockholders provide advance notice of any stockholder nominations of directors or any proposal of new business to be considered at any meeting of stockholders;
- a requirement that a supermajority vote be obtained to remove a director for cause or to amend or repeal certain provisions of our restated certificate of incorporation or amended and restated bylaws;
- elimination of the right of stockholders to call a special meeting of stockholders; and
- a fair price provision.

Our rights agreement gives our stockholders certain rights that would substantially increase the cost of acquiring us in a transaction not approved by our board of directors.

In addition to the rights agreement and the provisions in our restated certificate of incorporation and amended and restated bylaws, Section 203 of the Delaware General Corporation Law generally provides that a corporation shall not engage in any business combination with any interested stockholder during the three-year period following the time that such stockholder becomes an interested stockholder, unless a majority of the directors then in office approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder or specified stockholder approval requirements are met.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

At October 26, 2007, we occupied our headquarters located in Newport Beach, California (which includes design and sales offices), 8 design centers and 10 sales locations. These facilities had an aggregate floor space of approximately 270,000 square feet, all of which is leased, consisting of approximately 193,000 square feet at our headquarters, 58,000 square feet at our design centers and 19,000 square feet at our sales locations. In June 2008, we plan to reduce the space we rent at our headquarters by approximately 50,000 square feet. This space has been unoccupied since early 2007 when we recorded an impairment charge for the remaining rent to be paid on this space. We believe our properties are well maintained, are in sound operating condition and contain all the equipment and facilities to operate at present levels.

Through our design centers, we provide design engineering and product application support and after-sales service to our OEM customers. The design centers are strategically located to take advantage of key technical and engineering talent worldwide.

Item 3. ***Legal Proceedings***

We are currently not engaged in legal proceedings that require disclosure under this Item.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to a vote of our stockholders during the quarter ended September 30, 2007.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information

Our common stock is traded on the Nasdaq Global Market under the symbol "MSPD." The following table lists the high and low sales price of our common stock as reported by the Nasdaq Global Market for the periods indicated.

	High	Low
Fiscal 2006		
Quarter ended December 31, 2005	$2.38	$1.70
Quarter ended March 31, 2006	$4.05	$2.41
Quarter ended June 30, 2006	$4.25	$2.30
Quarter ended September 30, 2006	$2.62	$1.39
Fiscal 2007		
Quarter ended December 31, 2006	$2.05	$1.62
Quarter ended March 31, 2007	$2.53	$1.75
Quarter ended June 30, 2007	$2.38	$1.95
Quarter ended September 30, 2007	$2.25	$1.59

Recent Share Prices and Holders

The last reported sale price of our common stock on November 27, 2007 was $1.29 and there were approximately 37,826 holders of record of our common stock. However, many holders' shares are listed under their brokerage firms' names.

Dividend Policy

We have never paid cash dividends on our capital stock. We currently intend to retain any earnings for use in our business and do not anticipate paying cash dividends in the foreseeable future.

Issuer Purchases of Equity Securities

	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May yet be Purchased Under the Plans or Programs
June 30, 2007 to July 27, 2007	639(a)	$2.21	—	—
July 28, 2007 to August 24, 2007	—	$ —	—	—
August 25, 2007 to September 28, 2007	—	$ —	—	—
	639	$2.21	—	—

(a) Represents shares of our common stock withheld from, or delivered by, employees in order to satisfy applicable tax withholding obligations in connection with the vesting of restricted stock. These repurchases were not made pursuant to any publicly announced plan or program.

Notwithstanding anything to the contrary set forth in any of our filings under the Securities Act or the Exchange Act that might incorporate future filings, including this Annual Report on Form 10-K, in whole or in part, the Stock Performance Graph which follows shall not be deemed to be incorporated by reference in

to any such filings except to the extent that we specifically incorporate any such information into any such future filings. The Stock Performance Graph is not, and shall not be deemed to be, "soliciting material" or "filed" with the Securities and Exchange Commission.

Stock Performance Graph

Set forth below is a line graph comparing the cumulative total stockholder return on our common stock against the cumulative total return of the Nasdaq U.S. Index and the Nasdaq Electronic Components Index. The graph assumes that $100 was invested on June 30, 2003, the first day of public trading of our common stock, in each of our common stock, the Nasdaq U.S. Index and the Nasdaq Electronic Components Index and that all dividends were reinvested. No cash dividends have been paid or declared on our common stock. Total return is based on historical results and is not intended to indicate future performance.

COMPARISON OF CUMULATIVE TOTAL RETURN*

AMONG MINDSPEED TECHNOLOGIES, INC., THE NASDAQ U.S. INDEX AND THE NASDAQ ELECTRONIC COMPONENTS INDEX



$250
$200
$150
$100
$50
$0
DOLLARS
June 30, 2003
September 30, 2003
September 30, 2004
September 30, 2005
September 30, 2006
September 30, 2007
MINDSPEED TECHNOLOGIES, INC.
NASDAQ U.S. INDEX
NASDAQ ELECTRONIC COMPONENTS INDEX

* $100 INVESTED ON JUNE 30, 2003 IN STOCK OR INDEX—INCLUDING REINVESTMENT OF DIVIDENDS. FISCAL YEARS ENDING SEPTEMBER 30.

	Cumulative Total Return					
	June 30, 2003	September 30, 2003	September 30, 2004	September 30, 2005	September 30, 2006	September 30, 2007
	(Dollars)					
MINDSPEED TECHNOLOGIES, INC.	$100.00	$199.63	$ 74.07	$ 89.26	$ 64.07	$ 64.07
NASDAQ U.S. INDEX	100.00	110.10	116.97	133.50	140.79	166.63
NASDAQ ELECTRONIC COMPONENTS INDEX	100.00	121.52	102.53	114.28	116.92	151.56

Item 6. *Selected Financial Data*

The selected consolidated financial data presented below should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto appearing elsewhere in this Annual Report on Form 10-K. Our consolidated selected financial data have been derived from our audited consolidated financial statements. The selected financial data include our results of operations and financial position while we were part of Conexant prior to June 27, 2003. The financial data for periods prior to June 27, 2003 do not reflect what our results of operations and financial position would have been if we had operated as an independent public company during those periods.

	Year Ended September 30,				
	2007	2006	2005	2004	2003
	(In thousands, except per share amounts)				
Statement of Operations Data					
Net revenues	$127,805	$135,919	$111,777	$119,435	$ 81,906
Cost of goods sold	42,334	43,592	33,704	35,149	25,127
Gross margin	85,471	92,327	78,073	84,286	56,779
Operating expenses:					
Research and development	57,447	64,104	71,355	79,582	106,289
Selling, general and administrative	43,385	46,970	41,871	46,845	49,656
Amortization of intangible assets	—	—	20,481	50,318	51,223
Special charges(1)	4,724	2,550	5,999	387	27,170
Total operating expenses	105,556	113,624	139,706	177,132	234,338
Operating loss	(20,085)	(21,297)	(61,633)	(92,846)	(177,559)
Interest expense	(2,240)	(2,231)	(1,788)	—	—
Other income, net	522	863	1,162	320	1,078
Loss before income taxes	(21,803)	(22,665)	(62,259)	(92,526)	(176,481)
Provision for income taxes	111	1,849	370	721	780
Loss before cumulative effect of accounting change	(21,914)	(24,514)	(62,629)	(93,247)	(177,261)
Cumulative effect of change in accounting for goodwill(2)	—	—	—	—	(573,184)
Net loss	$(21,914)	$(24,514)	$(62,629)	$(93,247)	$(750,445)
Loss per share, basic and diluted:					
Loss before cumulative effect of accounting change	$ (0.20)	$ (0.23)	$ (0.61)	$ (0.95)	$ (1.98)
Cumulative effect of change in accounting for goodwill(2)	—	—	—	—	(6.39)
Net loss	$ (0.20)	$ (0.23)	$ (0.61)	$ (0.95)	$ (8.37)

	As of September 30,				
	2007	2006	2005	2004	2003
Balance Sheet Data					
Cash and cash equivalents	$25,796	29,976	15,335	43,638	80,121
Marketable Securities	—	11,260	40,094	—	—
Working capital	35,814	50,880	59,332	49,082	71,783
Total assets	82,079	96,542	105,504	126,300	203,889
Long-term debt	45,037	44,618	44,219	—	—
Stockholders' equity	14,246	23,476	33,826	90,927	167,134

(1) Special charges consist of asset impairments, restructuring charges, separation costs and gains and losses on the sale of certain assets.

(2) Effective October 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," and recorded an impairment charge of $573.2 million to write down the carrying value of goodwill to estimated fair value.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

We design, develop and sell semiconductor networking solutions for communications applications in enterprise, access, metropolitan and wide-area networks. Our products, ranging from optical network transceiver solutions to voice and Internet protocol (IP) processors, are classified into three focused product families: high-performance analog products, multiservice access digital signal processor (DSP) products and wide area networking (WAN) communications products. Our products are sold to original equipment manufacturers (OEMs) for use in a variety of network infrastructure equipment, including mixed media gateways, high-speed routers, switches, access multiplexers, cross-connect systems, add-drop multiplexers, digital loop carrier equipment, IP private branch exchanges (PBXs) and optical modules. Service providers use this equipment for the processing, transmission and switching of high-speed voice, data and video traffic, including advanced services such as voice-over-IP (VoIP), within different segments of the communications network. Our OEM customers include Alcatel-Lucent, Cisco Systems, Inc., Huawei Technologies Co., Ltd., LM Ericsson Telephone Company, Nortel Networks, Inc., Nokia Siemens Networks and Zhongxing Telecom Equipment Corp. (ZTE).

Trends and Factors Affecting Our Business

Our products are components of network infrastructure equipment. As a result, we rely on network infrastructure OEMs to select our products from among alternative offerings to be designed into their equipment. These "design wins" are an integral part of the long sales cycle for our products. Our customers may need six months or longer to test and evaluate our products and an additional six months or more to begin volume production of equipment that incorporates our products. We believe our close relationships with leading network infrastructure OEMs facilitate early adoption of our products during development of their products, enhance our ability to obtain design wins and encourage adoption of our technology by the industry.

We market and sell our semiconductor products directly to network infrastructure OEMs. We also sell our products indirectly through electronic component distributors and third-party electronic manufacturing service providers, who manufacture products incorporating our semiconductor networking solutions for OEMs. Sales to distributors accounted for approximately 54% of our revenues for fiscal 2007. Sales to customers located outside the United States, primarily in the Asia-Pacific region and Europe, were approximately 69% of our net revenues for fiscal 2007. We believe a substantial portion of the products we sell to OEMs and third-party manufacturing service providers in the Asia-Pacific region is ultimately shipped to end markets in the Americas and Europe.

We have significant research, development, engineering and product design capabilities. Our success depends to a substantial degree upon our ability to develop and introduce in a timely fashion new products and enhancements to our existing products that meet changing customer requirements and emerging industry standards. We have made, and plan to make, substantial investments in research and development and to participate in the formulation of industry standards. We spent approximately $57.4 million on research and development for fiscal 2007. We seek to maximize our return on our research and development spending by focusing our research and development investment in what we believe are key high-growth markets, including VoIP and high-performance analog applications. We have developed and maintain a broad intellectual property portfolio, and we intend to periodically enter into strategic arrangements to leverage our portfolio by licensing or selling our patents or other intellectual property that are no longer core to our business. We recognized our first revenues from the sale of patents during the fourth quarter of fiscal 2007.

We are dependent upon third parties for the manufacture, assembly and testing of our products. Our ability to bring new products to market, to fulfill orders and to achieve long-term revenue growth is dependent on our ability to obtain sufficient external manufacturing capacity, including wafer

fabrication capacity. Periods of upturn in the semiconductor industry may be characterized by rapid increases in demand and a shortage of capacity for wafer fabrication and assembly and test services. In such periods, we may experience longer lead times or indeterminate delivery schedules, which may adversely affect our ability to fulfill orders for our products. During periods of capacity shortages for manufacturing, assembly and testing services, our primary foundries and other suppliers may devote their limited capacity to fulfill the requirements of other clients that are larger than we are, or who have superior contractual rights to enforce manufacture of their products, including to the exclusion of producing our products. We may also incur increased manufacturing costs, including costs of finding acceptable alternative foundries or assembly and test service providers.

In order to achieve profitability, we must reduce operating expenses or achieve substantial revenue growth. Through fiscal 2007, we have completed a series of cost reduction actions which have improved our operating cost structure.

Our ability to achieve the necessary revenue growth will depend on increased demand for network infrastructure equipment that incorporates our products, which in turn depends primarily on the level of capital spending by communications service providers. We believe the market for network infrastructure equipment in general, and for communications semiconductors in particular, offers attractive long-term growth prospects due to increasing demand for network capacity, the continued upgrading and expansion of existing networks and the build-out of telecommunication networks in developing countries. However, the semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving technical standards, short product life cycles and wide fluctuations in product supply and demand. In addition, there has been an increasing trend toward industry consolidation, particularly among major network equipment and telecommunications companies. Consolidation in the industry may lead to pricing pressure and loss of market share. These factors have caused substantial fluctuations in our revenues and our results of operations in the past, and we may experience cyclical fluctuations in our business in the future.

On September 25, 2007, we acquired the product portfolio and intellectual property assets of Ample Communications, Inc., an innovative developer of Ethernet media access controller (MAC) products for carrier Ethernet aggregation applications. We paid approximately $4.6 million in cash to acquire the assets in a private foreclosure sale from Ample's senior creditor.

Ample's products ship to major OEM equipment customers for installation in Ethernet metropolitan, access, and enterprise networks, including wireless/cellular backhaul and Ethernet-over-SONET applications. We intend to market, sell and support these Ethernet aggregation products with densities ranging from two to 24 ports and Ethernet transmission speeds from 10 Mbps to 10 Gbps. We also expect to develop and further extend the Ethernet MAC product line.

Stock-Based Compensation Programs

We use stock-based compensation to attract and retain employees and to provide long-term incentive compensation that aligns the interests of our employees with those of our stockholders. Prior to fiscal 2006, our stock-based compensation consisted principally of stock options. Eligible employees received grants of stock options at the time of hire; we also made broad-based stock option grants covering substantially all of our employees annually. Stock option awards have exercise prices not less than the market price of our common stock at the grant date and a contractual term of eight or ten years, and are subject to time-based vesting (generally over four years). From time to time we have also used restricted stock awards with time-based vesting for incentive or retention purposes.

Beginning in fiscal 2006, we revised our stock-based compensation arrangements to provide current and long-term incentive compensation, principally through restricted stock awards. During fiscal 2007 and fiscal 2006, we granted an aggregate of 2.8 million shares and 4.2 million shares, respectively, of

restricted stock to our employees. These awards principally consisted of broad-based grants, covering substantially all of our employees. One broad-based grant was intended to provide performance emphasis and incentive compensation through vesting tied to each employee's performance against individual goals for each of the fiscal years. Another broad-based grant of restricted stock was intended to provide long-term incentive compensation; these awards vest ratably over a period of four years, and require continued service. In fiscal 2006, certain senior management personnel also received additional restricted stock awards having vesting tied to our achievement of an operating profit.

From time to time, we also grant stock options or other stock-based awards for incentive or retention purposes. We periodically review, and may further revise, our compensation arrangements based on our assessment of the effectiveness of our compensation arrangements and to keep our overall compensation package at market levels.

Effective October 1, 2005, we adopted Financial Accounting Standards (SFAS) 123R, "Share-Based Payment" using the "modified prospective application." SFAS 123R requires that we account for all stock-based compensation transactions using a fair-value method and recognize the fair value of each award as an expense over the service period. As required by SFAS 123R, our stock-based compensation expense for fiscal 2006 and fiscal 2007 includes the fair value of new awards, modified awards and any unvested awards outstanding at October 1, 2005. However, the consolidated financial statements for periods prior to the adoption of SFAS 123R have not been restated to reflect the fair value method of accounting for stock-based compensation. The fair value of restricted stock awards is based upon the market price of our common stock at the grant date. We estimate the fair value of stock option awards, as of the grant date, using the Black-Scholes option-pricing model. The fair value of each award is recognized on a straight-line basis over the vesting or service period.

Stock-based compensation expense totaling $7.3 million, $7.5 million and $400,000 for fiscal 2007, fiscal 2006 and fiscal 2005, respectively, is included in cost of goods sold, research and development expenses, selling, general and administrative expenses and special charges. The increase principally reflects the cost of restricted stock and other awards made during fiscal 2007 and fiscal 2006, as well as the cost of awards outstanding at October 1, 2005 but vesting after that date. As of September 30, 2007, there was unrecognized compensation expense of $2.5 million related to unvested stock options, which we expect to recognize over a weighted-average period of 2.4 years and unrecognized compensation expense of $3.5 million related to unvested restricted stock awards, which we expect to recognize over a weighted-average period of 1.7 years.

Critical Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Among the significant estimates affecting our consolidated financial statements are those relating to inventories, revenue recognition, allowances for doubtful accounts, stock-based compensation, income taxes and impairment of long-lived assets. We regularly evaluate our estimates and assumptions based upon historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent actual results differ from those estimates; our future results of operations may be affected.

Inventories—We write down our inventory for estimated obsolete or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than our estimates, additional inventory write-downs may be required. In the event we

experience unanticipated demand and are able to sell a portion of the inventories we have previously written down, our gross margins will be favorably affected.

Stock-Based Compensation—We account for stock-based compensation in accordance with SFAS No. 123R, "Share-Based Payment." SFAS 123R requires that we account for all stock-based compensation transactions using a fair-value method and recognize the fair value of each award as an expense over the service period. The fair value of restricted stock awards is based upon the market price of our common stock at the grant date. We estimate the fair value of stock option awards, as of the grant date, using the Black-Scholes option-pricing model. The use of the Black-Scholes model requires that we make a number of estimates, including the expected option term, the expected volatility in the price of our common stock, the risk-free rate of interest and the dividend yield on our common stock. If our expected option term and stock-price volatility assumptions were different, the resulting determination of the fair value of stock option awards could be materially different. In addition, judgment is also required in estimating the number of share-based awards that we expect will ultimately vest upon the fulfillment of service conditions (such as time-based vesting) or the achievement of specific performance conditions. If the actual number of awards that ultimately vest differs significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

Revenue Recognition—We recognize revenues when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) our price to the customer is fixed or determinable; and (iv) collection of the sales price is reasonably assured. Delivery occurs when goods are shipped and title and risk of loss transfer to the customer, in accordance with the terms specified in the arrangement with the customer. Revenue recognition is deferred in all instances where the earnings process is incomplete. We make certain product sales to electronic component distributors under agreements allowing for a right to return unsold products. We defer the recognition of revenue on all sales to these distributors until the products are sold by the distributors to a third party. We record a reserve for estimated sales returns and allowances in the same period as the related revenues are recognized. We base these estimates on our historical experience or the specific identification of an event necessitating a reserve. To the extent actual sales returns differ from our estimates, our future results of operations may be affected. Development revenue is recognized when services are performed and was not significant for any of the periods presented. Revenues from the sale of intellectual property is recognized when the above mentioned four criteria are met and was not significant for any of the periods presented.

Deferred Income Taxes—We have provided a full valuation allowance against our U.S federal and state deferred tax assets. If sufficient evidence of our ability to generate future U.S federal and/or state taxable income becomes apparent, we may be required to reduce our valuation allowance, resulting in income tax benefits in our statement of operations. We evaluate the realizability of our deferred tax assets and assess the need for a valuation allowance quarterly.

Impairment of Long-Lived Assets—We continually monitor and review long-lived assets, including fixed assets, goodwill and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The determination of recoverability is based on an estimate of the undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Our estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to our business model or changes in our operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." This pronouncement recommends a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in the Company's tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN 48 will be effective for our first fiscal quarter of fiscal 2008. We are in the process of evaluating the effect, if any, the adoption of FIN 48 will have on our financial statements.

In September 2006, the FASB issued Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurement",, which defines fair value, establishes a framework for measuring fair value and expands disclosures regarding assets and liabilities measured at fair value. We will be required to adopt SFAS 157 in the first quarter of fiscal 2009 and do not expect that the adoption will have a material impact on our financial condition or results of operations.

In February 2007, the FASB issued Financial Accounting Standards (SFAS) No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." The statement permits entities to choose to measure many financial instruments and certain other items at fair value that are currently not required to be measured at fair value. We will be required to adopt SFAS 159 in the first quarter of fiscal 2009 and do not expect that the adoption will have a material impact on our financial condition or results of operations.

In June 2007, the FASB ratified Emerging Issues Task Force consensus on EITF Issue No. 07-3, "Accounting for Non-refundable Advanced Payments for Goods or Services to be Used in Future Research and Development Activities." EITF Issue No. 07-3 requires that these payments be deferred and capitalized and expensed as goods are delivered or as the related services are performed. We will be required to adopt EITF 07-3 in the first quarter of fiscal 2009 and do not expect that the adoption will have a material impact on our financial condition or results of operations.

Results of Operations

Fourth Quarter Fiscal 2007 Compared to Fourth Quarter Fiscal 2006

In the fourth quarter of fiscal 2007, our net revenues grew 5% year over year, reaching $33.7 million. Our fiscal 2007 fourth quarter net revenues increased approximately 1% from fiscal 2007 third quarter net revenues of $33.2 million. Over the past year we have been reviewing our portfolio of intellectual property with a view to license some of our key patents. In addition, we have been considering the sale of certain patents that are no longer core to our business. In the fourth quarter of 2007, we recognized our first revenues from these efforts. Our operating loss for the fiscal 2007 fourth quarter was $375,000 compared to $7.0 million in the fourth quarter of fiscal 2006. The decrease in our operating loss reflects a higher gross margin of $2.8 million and decreased operating expenses of $3.7 million mainly due to cost cutting measures implemented beginning in the first quarter of fiscal 2007.

Net Revenues

Fiscal 2007 Compared to Fiscal 2006; Fiscal 2006 Compared to Fiscal 2005

The following table summarizes our net revenues:

	2007	Change	2006	Change	2005
	(Dollars in millions)				
Multiservice access DSP products	$ 36.3	(3)%	$ 37.4	13%	$ 33.1
High-performance analog products	37.5	(12)%	42.7	58%	27.1
WAN communications products	54.0	(3)%	55.8	8%	51.6
Net revenues	$127.8	(6)%	$135.9	22%	$111.8

The 6% decrease in our net revenues for fiscal 2007 compared to fiscal 2006 reflects lower sales volumes across each of our product families. Net revenues from our multiservice access DSP products decreased $1.1 million, or 3%, reflecting a decrease in sales in our legacy products mostly offset by increased sales volumes across our newer VoIP product families as well as revenues recorded on the sale of intellectual property. We are experiencing increased sales volumes of our newer VoIP product families as telecommunication service providers install equipment to transmit their voice traffic over IP data networks. We believe we are benefiting from the increasing deployment of IP-based networks both in new network buildouts (particularly in Asia) and the replacement of circuit-switched networks. Net revenues from our high-performance analog products decreased by $5.2 million, or 12%, mostly due to decreased shipments of our physical media dependent devices serving fiber optic markets somewhat offset by increased shipments of video infrastructure products serving standard and high definition broadcast video markets. Sales of our WAN communications products decreased by $1.8 million, or 3%, primarily resulting from a slowdown in consumption of our products in access and metropolitan area network applications such as T/E carrier transmission products. These decreases were partially offset by an increase in demand for our ATM/MPLS network processor products for use in wireless, enterprise and broadband infrastructure applications.

For fiscal 2006, the 22% increase in our net revenues compared to fiscal 2005 reflects higher sales volumes across each of our product families. Net revenues from our multiservice access DSP products increased $4.3 million, or 13%, reflecting increased sales volumes across the majority of our VoIP product families. Net revenues from our high-performance analog products increased by $15.6 million, or 58%, benefiting from increased shipments of our crosspoint switches, physical media dependent devices serving fiber optic markets and video infrastructure products serving standard and high definition broadcast video markets. Sales of our WAN communications products increased by $4.2 million, or 8%, reflecting increased shipments of our T/E carrier transmission products serving metro access and aggregation as well as wireless markets, partially offset by lower demand for our ATM/MPLS network processor products serving router markets.

Gross Margin

	2007	Change	2006	Change	2005
	(Dollars in millions)				
Gross margin	$85.5	(7)%	$92.3	18%	$78.1
Percent of net revenues	67%		68%		70%

Gross margin represents net revenues less cost of goods sold. As a fabless semiconductor company, we use third parties (including TSMC, Jazz and Amkor) for wafer fabrication and assembly and test services. Our cost of goods sold consists predominantly of: purchased finished wafers; assembly and test services; royalty and other intellectual property costs; labor and overhead costs associated with product procurement; and sustaining engineering expenses pertaining to products sold.

Our gross margin for fiscal 2007 decreased $6.8 million over fiscal 2006, principally reflecting the 6% decrease in our net revenues. Our gross margin as a percent of net revenues for fiscal 2007 decreased 1% from fiscal 2006 primarily as a result of a $1.5 million reduction in the benefit related to the sale of inventory previously written down to a zero cost basis in 2001. In addition, the change in provision for excess and obsolete inventories was an increase in the provision of $1.8 million in fiscal 2007 compared to a net decrease of $586,000 for fiscal 2006. Our gross margin for fiscal 2006 increased $14.2 million over fiscal 2005, principally reflecting the 22% increase in our net revenues in fiscal 2006 and the favorable effect of increased manufacturing volumes, net favorable impact of higher than anticipated manufacturing yields, a net decrease in the provision for excess and obsolete inventories, partially offset by a greater level of depreciation on photomask production tooling and a higher level of variable manufacturing overhead. Our gross margin as a percent of net revenues for fiscal 2006 declined from fiscal 2005 primarily as a result of a reduction in the benefit related to the sale of inventory previously written down to a zero cost basis in 2001. The change in provision for excess and obsolete inventories was a decrease of $586,000 for fiscal 2006, compared to an increase in the provision of $489,000 for fiscal 2005.

Our gross margins also benefited from the sale of inventories with an original cost of $4.0 million (2007), $5.5 million (2006) and $8.7 million (2005) that we had written down to a zero cost basis during fiscal 2001. These sales resulted from renewed demand for certain products that was not anticipated at the time of the write-downs. The previously written-down inventories were generally sold at prices which exceeded their original cost.

In fiscal 2001, we recorded an aggregate of $83.5 million of inventory write-downs, reducing the cost basis of the affected inventories to zero. The fiscal 2001 inventory write-downs resulted from the sharply reduced end-customer demand for network infrastructure equipment during that period. As a result of these market conditions, we experienced a significant number of order cancellations and a decline in the volume of new orders beginning in the fiscal 2001 first quarter. The inventories written down in fiscal 2001 principally consisted of multiservice access processors and DSL transceivers.

We assess the recoverability of our inventories at least quarterly through a review of inventory levels in relation to foreseeable demand (generally over twelve months). Foreseeable demand is based upon all available information, including sales backlog and forecasts, product marketing plans and product life cycles. When the inventory on hand exceeds the foreseeable demand, we write down the value of those inventories which, at the time of our review, we expect to be unable to sell. The amount of the inventory write-down is the excess of historical cost over estimated realizable value. Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory.

Our products are used by OEMs that have designed our products into network infrastructure equipment. For many of our products, we gain these design wins through a lengthy sales cycle, which often includes providing technical support to the OEM customer. In the event of the loss of business from existing OEM customers, we may be unable to secure new customers for our existing products without first achieving new design wins. When the quantities of inventory on hand exceed foreseeable demand from existing OEM customers into whose products our products have been designed, we generally will be unable to sell our excess inventories to others, and the estimated realizable value of such inventories to us is generally zero.

From the time of the fiscal 2001 inventory write-downs through September 30, 2007, we scrapped a portion of these inventories having an original cost of $39.8 million and sold a portion of these inventories with an original cost of $36.0 million. The sales resulted from increased demand beginning in the first quarter of fiscal 2002 which was not anticipated at the time of the write-downs. As of September 30, 2007, we continued to hold inventories with an original cost of $7.7 million which were previously written down to a zero cost basis. We currently intend to hold these remaining inventories and will sell these inventories if we continue to experience a renewed demand for these products.

While there can be no assurance that we will be able to do so, if we are able to sell a portion of the inventories which are carried at zero cost basis, our gross margins will be favorably affected by an amount equal to the original cost of the zero-cost basis inventory sold. To the extent that we do not experience renewed demand for the remaining inventories, they will be scrapped as they become obsolete.

We base our assessment of the recoverability of our inventories, and the amounts of any write-downs, on currently available information and assumptions about future demand and market conditions. Demand for our products may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than those projected by management. In the event that actual demand is lower than originally projected, additional inventory write-downs may be required.

Research and Development

	2007	Change	2006	Change	2005
		(Dollars in millions)			
Research and development expenses	$57.4	(10)%	$64.1	(10)%	$71.4
Percent of net revenues	45%		47%		64%

Our research and development (R&D) expenses consist principally of direct personnel costs, photomasks, electronic design automation tools and pre-production evaluation and test costs. The $6.7 million decrease in R&D expenses from fiscal 2007 to fiscal 2006 principally reflects a $4.0 million decrease in compensation and personnel-related costs and a $0.5 million decrease in the cost of our facilities resulting from our expense reduction actions. The decrease in R&D expenses also reflects a $1.4 million decrease in depreciation expense, principally resulting from certain assets reaching the end of their depreciable lives, and a $0.6 million decrease in the cost of materials, photomasks and preproduction devices.

The decrease in R&D expenses fiscal 2006 compared to fiscal 2005 includes a $4.3 million decrease in compensation and personnel-related costs, partly attributable to a one-time vacation requirement, a $2.7 million decrease in depreciation expense and a $2.2 million decrease in materials, supplies and mask sets, principally resulting from the expense reduction actions we completed in fiscal 2005. During fiscal 2005, we reduced our workforce and closed design centers in Herzlia, Israel and Lisle, Illinois. The affected research and development programs were principally our asynchronous transfer mode (ATM)/multi-protocol label switching (MPLS) network processor products and, to a lesser extent, our T/E carrier transmission products. These personnel-related cost savings were partly offset by increased headcount and spending directed toward VoIP products and our high-performance analog products, and by a $2.5 million increase in stock based compensation expense. The decrease in R&D expenses in fiscal 2006 also reflects lower costs for materials, photomasks and preproduction devices resulting from the aforementioned expense reduction actions and the reduction in new product development activities in the ATM/MPLS and T/E carrier transmission product lines.

Selling, General and Administrative

	2007	Change	2006	Change	2005
		(Dollars in millions)			
Selling, general and administrative expenses	$43.4	(8)%	$47.0	12%	$41.9
Percent of net revenues	34%		35%		37%

Our selling, general and administrative (SG&A) expenses include personnel costs, independent sales representative commissions and product marketing, applications engineering and other marketing costs. Our SG&A expenses also include costs of corporate functions including accounting, finance, legal, human resources, information systems and communications. The $3.6 million decrease in our

SG&A expenses for fiscal 2007 compared to fiscal 2006 reflects a $1.3 million decrease in personnel-related costs and a $0.6 million decrease in the cost of our facilities, all of which are a result of our expense reduction actions. In addition, insurance costs decreased $0.4 million and commissions expense decreased $0.8 million as a result of a reduction in the usage of outside sales representatives.

The increase in our SG&A expenses for fiscal 2006 compared to fiscal 2005 principally reflects a $3.9 million increase in stock-based compensation expense, partially offset by the benefit of a one-time vacation requirement. The increase also reflects increased compensation and personnel-related costs and higher sales commissions associated with the 22% increase in sales for fiscal 2006 compared to fiscal 2005.

Amortization of Intangible Assets and Change in Accounting for Goodwill

	2007	2006	2005
	(Dollars in millions)		
Amortization of intangible assets	$—	$—	$20.5

Amortization of intangible assets decreased to zero beginning in fiscal 2006 because the remainder of our intangible assets became fully amortized during fiscal 2005, reducing their carrying value to zero. Intangible assets were amortized over periods averaging approximately five years for each major asset class and extending to various dates through June 2005. In conjunction with the acquisition of certain assets of Ample Communications, Inc. which occurred at the end of the fourth quarter of fiscal 2007, we have recorded intangible assets over periods ranging from three months to ten years that will be amortized beginning in fiscal 2008.

Special Charges

Special charges consist of the following:

	2007	2006	2005
	(In millions)		
Asset impairments	$ —	$ —	$0.8
Restructuring charges	4.7	2.6	5.2
	$4.7	$2.6	$6.0

Asset Impairments

During fiscal 2005, we recorded asset impairment charges totaling $810,000 related to property and equipment that we determined to abandon or scrap, including assets associated with the closure of our former design centers in Herzlia, Israel and Lisle, Illinois.

We continually monitor and review long-lived assets, including fixed assets and intangible assets, for possible impairment. Future impairment tests may result in significant write-downs of the value of our assets.

Restructuring Charges

Mindspeed 2007 Restructuring Plan—During the first and second quarters of fiscal 2007, we implemented a restructuring plan under which we reduced our workforce by approximately 49 employees. The affected employees included approximately 38 persons in research and development, 8 in sales and marketing and 3 in general and administrative functions. In connection with this reduction in workforce, we recorded a charge of $2.4 million for severance benefits payable to the affected employees and $75,000 for the value of stock-based compensation awards that will vest without future service to us. On December 1, 2006, we vacated approximately 50,000 square feet of excess space at our Newport Beach headquarters and recorded a charge related to contractual obligations on this space

of approximately $1.9 million. This charge was increased by $0.6 million during the second fiscal quarter of 2007 and an additional $0.2 million in the fourth fiscal quarter of 2007 as a result of a change in sub-lease income estimates. We expect to incur a total of $0.2 million of additional restructuring costs in future periods related to this plan.

Activity and liability balances related to the Mindspeed 2007 restructuring plan through September 30, 2007 are as follows (in thousands):

	Workforce Reductions	Facility and Other	Total
Charged to costs and expenses	$ 2,418	$ 2,834	$ 5,252
Cash payments	(2,119)	(1,582)	(3,701)
Reversal of non-cash charges	(75)	—	(75)
Restructuring balance, September 30, 2007	$ 224	$ 1,252	$ 1,476

Mindspeed 2006 Restructuring Plan—In March 2006, we implemented a restructuring plan under which we reduced our workforce by approximately 21 employees. The affected employees included approximately 9 persons in research and development, 6 in sales and marketing and 6 in general and administrative functions. In July 2006, we continued this restructuring plan and reduced our workforce by an additional 19 employees. The affected employees included approximately 17 persons in research and development and 2 in sales and marketing. In connection with the 2006 restructuring plan, we recorded $2.4 million of restructuring charges for fiscal 2006. These restructuring charges included $2.1 million of severance benefits payable to 40 employees and $294,000 for the value of stock-based compensation awards that vest without future service to us. Activity and liability balances related to the Mindspeed 2006 restructuring plan through September 30, 2007 are as follows (in thousands):

	Workforce Reductions
Charged to costs and expenses	$ 2,406
Cash payments	(1,215)
Reversal of non-cash charges	(294)
Restructuring balance, September 30, 2006	897
Reversal of previously accrued costs and expenses	(197)
Cash payments	(706)
Non-cash charges	14
Restructuring balance, September 30, 2007	$ 8

Other Restructuring Plans—In fiscal 2002, 2003 and 2005, we implemented a number of cost reduction initiatives to improve our operating cost structure. The cost reduction initiatives included workforce reductions, significant reductions in capital spending, the consolidation of certain facilities and salary reductions for the senior management team. During the year ended September 30, 2007, we made cash payments of $439,000 under these restructuring plans and reversed $331,000 of previously accrued costs and expenses related to a facility closure. As of September 30, 2007, there were no remaining liabilities under these restructuring plans.

As of September 30, 2007, we have a remaining accrued restructuring balance for all restructuring plans totaling $1.5 million principally representing obligations under non-cancelable leases, employee severance benefits and other contractual commitments. We expect to pay these obligations over their respective terms, which expire at various dates through fiscal 2009. The payments will be funded from available cash balances and funds from product sales and are not expected to significantly impact liquidity.

Interest Expense

	2007	2006	2005
	(In millions)		
Interest expense	$(2.2)	$(2.2)	$(1.8)

Interest expense for fiscal 2007, 2006 and 2005 represents interest on the $46 million convertible senior notes we issued in December 2004. Interest expense increased for fiscal 2006, as compared to fiscal 2005, because the notes were outstanding during the entire fiscal 2006 year.

Other Income, Net

	2007	2006	2005
	(In millions)		
Other income, net	$0.5	$0.9	$1.2

Other income principally consists of interest income, foreign exchange gains and losses, franchise taxes and other non-operating gains and losses. The decrease in other income in fiscal 2007 as compared to fiscal 2006 principally reflects lower interest income resulting from the lower cash, cash equivalent and marketable security balances. The decrease in other income in fiscal 2006 as compared to fiscal 2005 principally reflects lower interest income resulting from the lower cash, cash equivalent and marketable security balances partially offset by higher interest rates that prevailed during fiscal 2006.

Provision for Income Taxes

	2007	2006	2005
	(In millions)		
Provision for income taxes	$0.1	$1.8	$0.4

Our provision for income taxes for fiscal years 2007, 2006 and 2005 principally consisted of income taxes incurred by our foreign subsidiaries. As a result of our recent operating losses and our expectation of future operating results, we determined that it is more likely than not that the U.S. federal and state income tax benefits (principally net operating losses we can carry forward to future years) which arose during fiscal 2007, 2006, and 2005 will not be realized. Accordingly, we have not recognized any income tax benefits relating to our U.S. federal and state operating losses for those periods and we do not expect to recognize any income tax benefits relating to future operating losses until we believe that such tax benefits are more likely than not to be realized. We expect that our provision for income taxes for fiscal 2008 will principally consist of income taxes related to our foreign operations.

As of September 30, 2007, we had a valuation allowance of $282 million against our U.S. federal and state deferred tax assets (which reduces their carrying value to zero) because we do not expect to realize these deferred tax assets through the reduction of future income tax payments. As of September 30, 2007, we had U.S. federal net operating loss carryforwards of approximately $633 million, including the net operating loss carryforwards we retained in the distribution.

Quarterly Results of Operations

The following table presents our operating results for each of the eight fiscal quarters in the period ended September 30, 2007. The information for each of these quarters is derived from our unaudited interim financial statements which have been prepared on the same basis as the audited consolidated financial statements included in this Annual Report on Form 10-K. In our opinion, all necessary adjustments, which consist only of normal and recurring accruals as well as the inventory

write-downs and special charges, have been included to fairly present our unaudited quarterly results. This data should be read together with our consolidated financial statements and the notes thereto included in this report.

	Three Months Ended							
	Dec. 31, 2005	Mar. 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006	Mar. 31, 2007	June 30, 2007	Sept. 30, 2007
Statements of Operations Data								
Net revenues	$ 33,203	$ 34,610	$ 35,894	$ 32,212	$ 30,157	$ 30,758	$ 33,207	$ 33,683
Cost of goods sold	10,482	10,221	11,195	11,694	10,677	10,817	10,522	10,318
Gross margin	22,721	24,389	24,699	20,518	19,480	19,941	22,685	23,365
Research and development	16,512	17,035	15,049	15,508	15,600	14,710	13,871	13,266
Selling, general and administrative	11,036	12,462	11,807	11,665	10,793	11,279	10,835	10,478
Special charges	25	1,156	1,053	316	3,595	1,237	(104)	(4)
Total operating expenses	27,573	30,653	27,909	27,489	29,988	27,226	24,602	23,740
Operating loss	(4,852)	(6,264)	(3,210)	(6,971)	(10,508)	(7,285)	(1,917)	(375)
Interest expense	(552)	(552)	(569)	(558)	(559)	(559)	(560)	(562)
Other income (expense), net	374	354	178	(43)	(53)	320	121	134
Loss before income taxes	(5,030)	(6,462)	(3,601)	(7,572)	(11,120)	(7,524)	(2,356)	(803)
Provision (benefit) for income taxes	474	652	943	(220)	197	95	163	(344)
Net loss	$ (5,504)	$ (7,114)	$ (4,544)	$ (7,352)	$(11,317)	$ (7,619)	$ (2,519)	$ (459)
Net loss per share, basic and diluted	$ (0.05)	$ (0.07)	$ (0.04)	$ (0.07)	$ (0.10)	$ (0.07)	$ (0.02)	$ (0.00)
Shares used in computing basic and diluted loss per share	103,698	105,000	106,510	106,938	108,380	110,429	111,826	112,483

The changes in our quarterly net revenues for fiscal 2006 and 2007 generally reflect increased shipments throughout most of 2006 which slowed down in the fourth quarter of fiscal 2006 and into the first two quarters of fiscal 2007 as a result of consolidations at some of our larger OEM customers. In addition, in the second and third quarters of fiscal 2006 we believe we experienced a build up of inventory at our customers that resulted in lower shipments in the fourth quarter of fiscal 2006 and into fiscal 2007. By the third quarter of fiscal 2007, both the consolidations at our customers and build-up of inventory in the channel were substantially remedied. In the fourth quarter of fiscal 2007, we recognized our first revenues from the sale of a patent.

The changes in our quarterly gross margin for fiscal 2006 and 2007 generally reflect the changes in sales volume experienced in each respective quarter.

Our quarterly R&D expenses generally decreased through fiscal 2006 and 2007 as a result of the workforce reductions and other cost reduction initiatives we have implemented.

In fiscal 2006 and fiscal 2007, we recorded special charges for our restructuring plans.

Interest expense for fiscal 2006 and fiscal 2007 represents interest on the $46 million convertible senior notes we issued in December 2004. Other income decreased during fiscal 2007 as a result of lower invested cash balances.

In the past, our quarterly operating results have fluctuated due to a number of factors, many of which are outside our control. These include changes in the overall demand for network infrastructure equipment, the timing of new product introductions, the timing of receipt, reduction or cancellation of significant orders by customers, supply availability and other factors that have had a significant impact on our revenues and gross margins. Significant quarterly fluctuations in results of operations have also caused significant fluctuations in our liquidity and working capital, including our cash and cash equivalents, accounts receivable and payable and inventories.

Liquidity and Capital Resources

Cash used in operating activities was $10.0 million for fiscal 2007 compared to $15.9 million for fiscal 2006 and $30.2 million for fiscal 2005. Operating cash flows for fiscal 2007 reflect our net loss of $21.9 million, partially offset by non-cash charges (depreciation, stock compensation, inventory provisions and other) of $14.8 million, and net working capital increases of approximately $2.9 million.

The net working capital increases for fiscal 2007 included a $5.1 million decrease in accounts payable and a $1.4 million decrease in accrued expenses and other current liabilities mainly due to the timing of vendor payments. These amounts were partially offset by a $2.6 million decrease in net inventories resulting from our efforts to reduce inventory on hand and a $1.4 million decrease in accounts receivable resulting from a decrease in our average collection period.

Cash provided by investing activities of $2.3 million for fiscal 2007 consisted of net sales of marketable securities (net of purchases) of $11.3 million, partially offset by capital expenditures of $4.1 million and the acquisition of assets from Ample Communications of $4.9 million. Cash provided by investing activities of $25.2 million for fiscal 2006 principally consisted of net sales of marketable securities (net of purchases) of $29.7 million, partially offset by capital expenditures of $4.5 million. Cash used in investing activities of $44.7 million for fiscal 2005 principally consisted of net purchases of marketable securities of $40.9 million and capital expenditures of $4.0 million, partly offset by proceeds from asset sales of $151,000.

Cash provided by financing activities of $3.4 million for fiscal 2007 consisted of proceeds from the exercise of stock options. Cash provided by financing activities of $5.3 million for fiscal 2006 consisted of proceeds from the exercise of stock options. Cash provided by financing activities of $46.6 million for fiscal 2005 consisted of net proceeds of $43.9 million from the sale of $46 million principal amount of convertible senior notes and proceeds of $3.1 million from the exercise of stock options and warrants, partially offset by debt issuance costs of $433,000.

Convertible Senior Notes Offering

In December 2004, we sold $46.0 million aggregate principal amount of Convertible Senior Notes due 2009 for net proceeds (after discounts and commissions) of approximately $43.9 million. The notes are senior unsecured obligations, ranking equal in right of payment with all future unsecured indebtedness. The notes bear interest at a rate of 3.75%, payable semiannually in arrears each May 18 and November 18. We used approximately $3.3 million of the proceeds to purchase U.S. government securities that were pledged to the trustee for the payment of the first four scheduled interest payments on the notes when due.

The notes are convertible, at the option of the holder, at any time prior to maturity into shares of our common stock. Upon conversion, we may, at our option, elect to deliver cash in lieu of shares of our common stock or a combination of cash and shares of common stock. Effective May 13, 2005, the conversion price of the notes was adjusted to $2.31 per share of common stock, which is equal to a conversion rate of approximately 432.9004 shares of common stock per $1,000 principal amount of notes. Prior to this adjustment, the conversion price applicable to the notes was $2.81 per share of common stock, which was equal to approximately 355.8719 shares of common stock per $1,000 principal amount of notes. The adjustment was made pursuant to the terms of the indenture governing the notes. The conversion price is subject to further adjustment under the terms of the indenture to reflect stock dividends, stock splits, issuances of rights to purchase shares of common stock and certain other events.

If we undergo certain fundamental changes (as defined in the indenture), holders of notes may require us to repurchase some or all of their notes at 100% of the principal amount plus accrued and unpaid interest. If, upon notice of certain events constituting a fundamental change, holders of the

notes elect to convert the notes, we will be required to increase the number of shares issuable upon conversion by up to 65.13 shares per $1,000 principal amount of notes. The number of additional shares, if any, will be determined by the table set forth in the indenture governing the notes. In the event of a non-stock change of control constituting a "public acquirer change of control" (as defined in the indenture), we may, in lieu of issuing additional shares or making an additional cash payment upon conversion as required by the indenture, elect to adjust the conversion price and the related conversion obligation such that the noteholders will be entitled to convert their notes into a number of shares of public acquirer common stock.

For financial accounting purposes, our contingent obligation to issue additional shares or make additional cash payment upon conversion following a fundamental change is an "embedded derivative." As of September 30, 2007, the estimated fair value of our liability under the fundamental change adjustment was not significant.

Conexant Warrant

In the distribution, we issued to Conexant a warrant to purchase 30 million shares of our common stock at a price of $3.408 per share, exercisable for a period of ten years after the distribution. The warrant contains antidilution provisions that provide for adjustment of the exercise price, and the number of shares issuable under the warrant, upon the occurrence of certain events. If we issue, or are deemed to have issued, shares of our common stock, or securities convertible into our common stock, at prices below the current market price of our common stock (as defined in the warrants) at the time of the issuance of such securities, the warrant's exercise price will be reduced and the number of shares issuable under the warrant will be increased. The amount of such adjustment, if any, will be determined pursuant to a formula specified in the warrant and will depend on the number of shares issued, the offering price and the current market price of our common stock at the time of the issuance of such securities. Adjustments to the warrant pursuant to these antidilution provisions may result in significant dilution to the interests of our existing stockholders and may adversely affect the market price of our common stock. The antidilution provisions may also limit our ability to obtain additional financing on terms favorable to us.

Moreover, we may not realize any cash proceeds from the exercise of the warrant held by Conexant. A holder of the warrant may opt for a cashless exercise of all or part of the warrant. In a cashless exercise, the holder of the warrant would make no cash payment to us and would receive a number of shares of our common stock having an aggregate value equal to the excess of the then-current market price of the shares of our common stock issuable upon exercise of the warrant over the exercise price of the warrant. Such an issuance of common stock would be immediately dilutive to the interests of other stockholders.

Liquidity

Our principal sources of liquidity are our existing cash balances, marketable securities and cash generated from product sales. As of September 30, 2007, our cash and cash equivalents totaled $25.8 million. Our working capital at September 30, 2007 was $35.8 million.

In order to become profitable, or to generate positive cash flows from operations, we must further reduce operating expenses and/or increase revenues. Through fiscal 2007, we have completed a series of cost reduction actions which have improved our operating cost structure. These expense reductions alone may not make us profitable or allow us to sustain profitability if it is achieved. Our ability to achieve the necessary revenue growth will depend on increased demand for network infrastructure equipment that incorporates our products, which in turn depends primarily on the level of capital spending by communications service providers and enterprises. We may not be successful in achieving

the necessary revenue growth or we may be unable to sustain past and future expense reductions in subsequent periods. We may not achieve profitability or sustain such profitability, if achieved.

We believe that our existing sources of liquidity, along with cash expected to be generated from product sales, will be sufficient to fund our operations, research and development efforts, anticipated capital expenditures, working capital and other financing requirements for at least the next twelve months. We will need to continue a focused program of capital expenditures to meet our research and development and corporate requirements. We may also consider acquisition opportunities to extend our technology portfolio and design expertise and to expand our product offerings. In order to fund capital expenditures, increase our working capital or complete any acquisitions, we may seek to obtain additional debt or equity financing. We may also need to seek to obtain additional debt or equity financing if we experience downturns or cyclical fluctuations in our business that are more severe or longer than anticipated or if we fail to achieve anticipated revenue and expense levels. However, we cannot assure you that such financing will be available to us on favorable terms, or at all.

Contractual Obligations

The following table summarizes the future payments we are required to make under contractual obligations as of September 30, 2007:

	Payments Due by Period				
Contractual Obligations	**Total**	**<1 Year**	**1 - 3 Years**	**3 - 5 Years**	**>5 Years**
			(In millions)		
Long-term debt	$46.0	$ —	$46.0	$ —	$ —
Interest expense on long-term debt	4.3	1.7	2.6	—	—
Operating leases	20.9	8.6	11.3	0.6	0.4
Purchase obligations	6.8	1.8	2.6	2.4	—
Total	$78.0	$12.1	$62.5	$3.0	$0.4

Long-term debt consists of $46.0 million aggregate principal amount of our Convertible Senior Notes. The notes bear interest at a rate of 3.75%, payable semiannually in arrears each May 18 and November 18, and mature on November 18, 2009.

In June 2007, we extended our Sublease with Conexant pursuant to which we lease our headquarters in Newport Beach, California. The Sublease, which had been amended and restated in March 2005, had an initial term through June 2008. The Sublease was extended for an additional two year term (through June 2010) for a reduced amount of space. Rent payable under the Sublease for the next 12 months is approximately $3.9 million and will be reduced to approximately $3.1 million annually thereafter resulting from the space reduction. Rent payable is subject to annual increases of 3%, plus a prorated portion of operating expenses associated with the leased property. We estimate our minimum future obligation under the Sublease at approximately $15.8 million over the remainder of the lease term, but actual costs under the Sublease will vary based upon Conexant's actual costs. In addition, each year we may elect to purchase certain services from Conexant based on a prorated portion of Conexant's actual costs.

We lease our other facilities and certain equipment under non-cancelable operating leases. The leases expire at various dates through 2014 and contain various provisions for rental adjustments, including, in certain cases, adjustments based on increases in the Consumer Price Index. The leases generally contain renewal provisions for varying periods of time. Although we have entered into non-cancelable subleases with anticipated rental income totaling $1.1 million and extending to various dates through fiscal 2010, we have not reduced the amount of our contractual obligations under the related operating leases to take into account the anticipated rental income.

Off-Balance Sheet Arrangements

We have made guarantees and indemnities, under which we may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. In connection with the distribution, we generally assumed responsibility for all contingent liabilities and then-current and future litigation against Conexant or its subsidiaries related to the Mindspeed business. We may also be responsible for certain federal income tax liabilities under the Tax Allocation Agreement between us and Conexant, which provides that we will be responsible for certain taxes imposed on us, Conexant or Conexant stockholders. In connection with certain facility leases, we have indemnified our lessors for certain claims arising from the facility or the lease. We indemnify our directors, officers, employees and agents to the maximum extent permitted under the laws of the State of Delaware. The duration of the guarantees and indemnities varies, and in many cases is indefinite. The majority of our guarantees and indemnities do not provide for any limitation of the maximum potential future payments we could be obligated to make. We have not recorded any liability for these guarantees and indemnities in the accompanying consolidated balance sheets.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

Our cash and cash equivalents consist of demand deposits and highly-liquid money market funds. Our marketable securities consist of auction rate securities whose interest rates reset periodically (generally every seven or twenty-eight days) and U.S. Treasury securities having maturities of less than eighteen months. Our main investment objectives are the preservation of investment capital and the maximization of after-tax returns on our investment portfolio. Consequently, we invest in the securities that meet high credit quality standards and we limit the amount of our credit exposure to any one issuer. We do not use derivative instruments for speculative or investment purposes.

Interest Rate Risk

Our cash and cash equivalents and marketable securities are not subject to significant interest rate risk due to the short maturities or variable interest rate characteristics of these instruments. As of September 30, 2007, the carrying value of our cash and cash equivalents approximates fair value.

Our long-term debt consists of convertible senior notes which bear interest at a fixed rate of 3.75%. Consequently, our results of operations and cash flows are not subject to any significant interest rate risk relating to our long-term debt.

Foreign Exchange Risk

We transact business in various foreign currencies and we face foreign exchange risk on assets and liabilities that are denominated in foreign currencies. The majority of our foreign exchange risks are not hedged; however, from time to time, we may utilize foreign currency forward exchange contracts to hedge a portion of our exposure to foreign exchange risk. These hedging transactions are intended to offset the gains and losses we experience on foreign currency transactions with gains and losses on the forward contracts, so as to mitigate our overall risk of foreign exchange gains and losses. We do not enter into forward contracts for speculative or trading purposes. At September 30, 2007, we held no foreign currency forward exchange contracts. Based on our overall currency rate exposure at September 30, 2007, a 10% change in currency rates would not have a material effect on our consolidated financial position, results of operations or cash flows.

Item 8. ***Financial Statements and Supplementary Data***

MINDSPEED TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS

	September 30, 2007	September 30, 2006
	(In thousands, except per share amounts)	
ASSETS		
Current Assets		
Cash and cash equivalents	$ 25,796	$ 29,976
Marketable securities	—	11,260
Receivables, net of allowances for doubtful accounts of $353 (2007) and $447 (2006)	13,584	14,786
Inventories	15,023	19,008
Other current assets	3,763	3,690
Total current assets	58,166	78,720
Property, plant and equipment, net	13,147	12,961
Intangible assets, net	3,200	—
Goodwill	2,324	—
License agreements, net	1,798	2,082
Other assets	3,444	2,779
Total assets	$ 82,079	$ 96,542
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 7,117	$ 10,639
Deferred revenue	4,852	5,047
Accrued compensation and benefits	5,286	5,038
Accrued income tax	752	2,761
Restructuring	1,478	1,667
Other current liabilities	2,867	2,688
Total current liabilities	22,352	27,840
Convertible senior notes	45,037	44,618
Other liabilities	444	608
Total liabilities	67,833	73,066
Commitments and contingencies (Notes 6 and 7)	—	—
Stockholders' Equity		
Preferred stock, $0.01 par value: 25,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value, 500,000 shares authorized; 115,759 (2007) and 110,702 (2006) issued shares	1,158	1,107
Additional paid-in capital	262,501	250,602
Accumulated deficit	(234,480)	(212,566)
Accumulated other comprehensive loss	(14,933)	(15,667)
Total stockholders' equity	14,246	23,476
Total liabilities and stockholders' equity	$ 82,079	$ 96,542

See accompanying notes to consolidated financial statements.

MINDSPEED TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended September 30,		
	2007	2006	2005
	(In thousands, except per share amounts)		
Net revenues	$127,805	$135,919	$111,777
Cost of goods sold	42,334	43,592	33,704
Gross margin	85,471	92,327	78,073
Operating expenses:			
Research and development	57,447	64,104	71,355
Selling, general and administrative	43,385	46,970	41,871
Amortization of intangible assets	—	—	20,481
Special charges	4,724	2,550	5,999
Total operating expenses	105,556	113,624	139,706
Operating loss	(20,085)	(21,297)	(61,633)
Interest expense	(2,240)	(2,231)	(1,788)
Other income, net	522	863	1,162
Loss before income taxes	(21,803)	(22,665)	(62,259)
Provision for income taxes	111	1,849	370
Net loss	$(21,914)	$(24,514)	$(62,629)
Net loss per share, basic and diluted	$ (0.20)	$ (0.23)	$ (0.61)
Number of shares used in per share computation	110,779	105,537	102,190

See accompanying notes to consolidated financial statements.

MINDSPEED TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended September 30,		
	2007	2006	2005
		(In thousands)	
Cash Flows From Operating Activities			
Net loss	$(21,914)	$(24,514)	$(62,629)
Adjustments required to reconcile net loss to net cash used in operating activities:			
Depreciation	5,175	6,490	9,140
Amortization of intangible assets	—	—	20,481
Asset impairments	—	—	810
Provision for bad debts	(131)	(15)	(160)
Inventory provisions	1,790	(586)	489
Stock compensation	7,301	7,516	588
Other noncash items, net	682	436	520
Changes in assets and liabilities, net of effects of acquisitions:			
Receivables	1,361	1,585	3,422
Inventories	2,554	(7,692)	767
Accounts payable	(5,096)	863	(3,336)
Deferred revenue	(194)	1,595	(19)
Accrued expenses and other current liabilities	(1,381)	(335)	(376)
Other	(189)	(1,223)	94
Net cash used in operating activities	(10,042)	(15,880)	(30,209)
Cash Flows From Investing Activities			
Sales of assets	—	—	151
Capital expenditures	(4,074)	(4,488)	(3,980)
Acquisition of assets, net of cash acquired	(4,875)	—	—
Purchases of available-for-sale marketable securities	(15,682)	(37,597)	(76,635)
Sales of available-for-sale marketable securities	26,100	65,585	38,250
Purchases of held-to-maturity marketable securities	—	—	(3,253)
Maturities of held-to-maturity marketable securities	863	1,725	767
Net cash provided by (used in) investing activities	2,332	25,225	(44,700)
Cash Flows From Financing Activities			
Sale of convertible senior notes	—	—	43,930
Exercise of stock options and warrants	3,412	5,296	3,109
Deferred financing costs	—	—	(433)
Net cash provided by financing activities	3,412	5,296	46,606
Effect of foreign currency exchange rates on cash	118	—	—
Net (decrease) /increase in cash and cash equivalents	(4,180)	14,641	(28,303)
Cash and cash equivalents at beginning of period	29,976	15,335	43,638
Cash and cash equivalents at end of period	$ 25,796	$ 29,976	$ 15,335

See accompanying notes to consolidated financial statements.

MINDSPEED TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Shares	Amount				
				(In thousands)		
Balance at September 30, 2004	100,619	1,006	231,368	(125,423)	(16,024)	90,927
Net loss	—	—	—	(62,629)	—	(62,629)
Currency translation adjustments	—	—	—	—	(140)	(140)
Comprehensive loss						(62,769)
Issuance of common stock	3,233	33	5,209	—	—	5,242
Compensation expense related to employee stock plans	—	—	426	—	—	426
Balance at September 30, 2005	103,852	1,039	237,003	(188,052)	(16,164)	33,826
Net loss	—	—	—	(24,514)	—	(24,514)
Currency translation adjustments	—	—	—	—	497	497
Comprehensive loss						(24,017)
Issuance of common stock	6,850	68	6,342	—	—	6,410
Common stock repurchased and retired	(115)	(1)	(258)			(259)
Compensation expense related to employee stock plans	115	1	7,515	—	—	7,516
Balance at September 30, 2006	110,702	$1,107	$250,602	$(212,566)	$(15,667)	$ 23,476
Net loss	—	—	—	(21,914)	—	(21,914)
Currency translation adjustments	—	—	—	—	734	734
Comprehensive loss						(21,180)
Issuance of common stock	5,088	51	4,661	—	—	4,712
Common stock repurchased and retired	(31)	—	(63)			(63)
Compensation expense related to employee stock plans	—	—	7,301	—	—	7,301
Balance at September 30, 2007	115,759	$1,158	$262,501	$(234,480)	$(14,933)	$ 14,246

See accompanying notes to consolidated financial statements.

1. Description of Business

Mindspeed Technologies, Inc. (Mindspeed or the Company) designs, develops and sells semiconductor networking solutions for communications applications in enterprise, access, metropolitan and wide-area networks. On June 27, 2003, Conexant Systems, Inc. (Conexant) completed the distribution (the Distribution) to Conexant stockholders of all 90,333,445 outstanding shares of common stock of its wholly owned subsidiary, Mindspeed. In the Distribution, each Conexant stockholder received one share of Mindspeed common stock (including an associated preferred share purchase right) for every three shares of Conexant common stock held and cash for any fractional share of Mindspeed common stock. Following the Distribution, Mindspeed began operations as an independent, publicly held company.

Prior to the Distribution, Conexant transferred to Mindspeed the assets and liabilities of the Mindspeed business, including the stock of certain subsidiaries, and certain other assets and liabilities which were allocated to Mindspeed under the Distribution Agreement entered into between Conexant and Mindspeed. Also prior to the Distribution, Conexant contributed to Mindspeed cash in an amount such that at the time of the Distribution Mindspeed's cash balance was $100 million. Mindspeed issued to Conexant a warrant to purchase 30 million shares of Mindspeed common stock at a price of $3.408 per share, exercisable for a period beginning one year and ending ten years after the Distribution. In connection with the Distribution, Mindspeed and Conexant also entered into a Credit Agreement (terminated December 2004), an Employee Matters Agreement, a Tax Allocation Agreement, a Transition Services Agreement and a Sublease.

Basis of Presentation

The consolidated financial statements, prepared in accordance with accounting principles generally accepted in the United States of America, include the accounts of Mindspeed and each of its subsidiaries. All accounts and transactions among Mindspeed and its subsidiaries have been eliminated in consolidation. In the opinion of management, the accompanying consolidated condensed financial statements contain all adjustments, consisting of adjustments of a normal recurring nature and the special charges (Note 12), necessary to present fairly the Company's financial position, results of operations and cash flows.

Liquidity

In order to become profitable, or to generate positive cash flows from operations, the Company must further reduce operating expenses and/or increase revenues. Through fiscal 2007, it has completed a series of cost reduction actions which have improved its operating cost structure. These expense reductions alone may not make the Company profitable or allow it to sustain profitability if it is achieved. The Company's ability to achieve the necessary revenue growth will depend on increased demand for network infrastructure equipment that incorporates its products, which in turn depends primarily on the level of capital spending by communications service providers and enterprises. The Company may not be successful in achieving the necessary revenue growth or may be unable to sustain past and future expense reductions in subsequent periods. The Company may not achieve profitability or sustain such profitability, if achieved.

The Company believes that its existing sources of liquidity, along with cash expected to be generated from product sales, will be sufficient to fund its operations, research and development efforts, anticipated capital expenditures, working capital and other financing requirements for at least

1. Description of Business (Continued)

the next twelve months. The Company will need to continue a focused program of capital expenditures to meet its research and development and corporate requirements. The Company may also consider acquisition opportunities to extend its technology portfolio and design expertise and to expand its product offerings. In order to fund capital expenditures, increase its working capital or complete any acquisitions, the Company may seek to obtain additional debt or equity financing. The Company may also need to seek to obtain additional debt or equity financing if it experiences downturns or cyclical fluctuations in its business that are more severe or longer than anticipated or if it fails to achieve anticipated revenue and expense levels. However, the Company cannot assure you that such financing will be available to it on favorable terms, or at all.

2. Summary of Significant Accounting Policies

Fiscal Periods—The Company maintains a fifty-two/fifty-three week fiscal year ending on the Friday closest to September 30. Fiscal years 2007, 2006, and 2005 comprised 52 weeks and ended on September 28, September 29, and September 30, respectively. For convenience, the accompanying consolidated financial statements have been shown as ending on the last day of the calendar month.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Among the significant estimates affecting the financial statements are those related to the allowance for doubtful accounts, inventories, long-lived assets, stock compensation, income taxes, restructuring costs and litigation. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ materially from those estimates.

Revenue Recognition—Revenues are recognized when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) the price to the customer is fixed or determinable; and (iv) collection of the sales price is reasonably assured. Delivery occurs when goods are shipped and title and risk of loss transfer to the customer, in accordance with the terms specified in the arrangement with the customer. Revenue recognition is deferred in all instances where the earnings process is incomplete. Certain product sales are made to electronic component distributors under agreements allowing for a right to return unsold products. Recognition of revenue on all sales to these distributors is deferred until the products are sold by the distributors to a third party. A provision for estimated sales returns and allowances from other customers is made in the same period as the related revenues are recognized, based on historical experience or the specific identification of an event necessitating a reserve. Development revenue is recognized when services are performed and was not significant for any of the periods presented. Revenue from the sale of intellectual property is recognized when the above mentioned four criteria are met and was not significant for any of the periods presented.

Cash and Cash Equivalents—The Company considers all highly liquid investments with insignificant interest rate risk and original maturities of three months or less from the date of purchase to be cash equivalents. The carrying amounts of cash and cash equivalents approximate their fair values.

Inventories—Inventories are stated at the lower of cost or market. Cost is computed using the average cost method on a currently adjusted standard basis (which approximates actual cost); market is based upon estimated net realizable value. The valuation of inventories at the lower of cost or market requires the use of estimates as to the amounts of current inventories that will be sold. These estimates

2. Summary of Significant Accounting Policies (Continued)

are dependent on the Company's assessment of current and expected orders from its customers, and orders generally are subject to cancellation with limited advance notice prior to shipment.

Property, Plant and Equipment—Property, plant and equipment is stated at cost. Depreciation is based on estimated useful lives (principally 10 years for furniture and fixtures; 3 to 5 years for machinery and equipment and photomasks; 3 years for computer software; and the shorter of the remaining terms of the leases or the estimated economic useful lives of the improvements for land and leasehold improvements). Significant renewals and betterments are capitalized and replaced units are written off. Maintenance and repairs are charged to expense.

Goodwill—Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. The Company performs a two-step process on an annual basis, or more frequently if necessary, to determine 1) whether the fair value of the relevant reporting unit exceeds carrying value and 2) to measure the amount of an impairment loss, if any. The Company completed this process in September 2007 and determined that there was no impairment to goodwill.

Intangible Assets, net—Intangible assets, net, consist of backlog, customer relationships and developed technology and are amortized on a straight-line basis over estimated useful lives of 3 months to 10 years.

License Agreements—License agreements consist mainly of licenses of intellectual property that the Company uses in certain of its products. These licensed assets are amortized on a straight-line basis over the estimated production life cycle of each respective product, usually ranging from 3 to 5 years. The Company expects to record amortization of its license agreements of $645,000 (2008), $543,000 (2009), $309,000 (2010), $141,000 (2011) and $118,000 (2012), and the weighted average remaining life was 29 months.

Impairment of Long-Lived Assets—The Company continually monitors events or changes in circumstances that could indicate that the carrying amount of long-lived assets to be held and used, including intangible assets, may not be recoverable. The determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. When impairment is indicated for a long-lived asset, the amount of impairment loss is the excess of net book value over fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. During fiscal 2005, the Company recorded impairment charges as discussed in Note 12. As of September 30, 2007, the Company identified no circumstances that indicated a potential impairment of any of its long-lived assets.

Foreign Currency Translation and Remeasurement—The Company's foreign operations are subject to exchange rate fluctuations and foreign currency transaction costs. The functional currency of the Company's principal foreign subsidiaries is the local currency. Assets and liabilities denominated in foreign functional currencies are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates and income and expense items are translated at the average exchange rates prevailing during the period. The resulting foreign currency translation adjustments are accumulated as a component of other comprehensive income. For the remainder of the Company's foreign subsidiaries, the functional currency is the U.S. dollar. Inventories, property, plant and equipment, cost of goods sold and depreciation for those operations are remeasured from foreign currencies into U.S. dollars at historical exchange rates; other accounts are translated at current exchange rates. Gains and losses

2. Summary of Significant Accounting Policies (Continued)

resulting from those remeasurements are included in earnings. Gains and losses resulting from foreign currency transactions are recognized currently in earnings.

Research and Development—Research and development costs, other than software development costs, are expensed as incurred. Development costs for software to be sold or marketed are capitalized following attainment of technological feasibility. No development costs that qualify for capitalization were incurred during any of the periods presented.

Product Warranties—The Company's products typically carry a warranty for periods of up to five years. The Company establishes reserves for estimated product warranty costs in the period the related revenue is recognized, based on historical experience and any known product warranty issues.

Recent Accounting Standards—In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." This pronouncement recommends a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in the Company's tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN 48 will be effective for the Company's first fiscal quarter ended December 31, 2007 of fiscal 2008. The Company is in the process of evaluating the effect, if any, the adoption of FIN 48 will have on its financial statements.

In September 2006, the FASB issued Financial Accounting Standard (SFAS) No. 157, "Fair Value Measurement", which defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. The Company will be required to adopt SFAS 157 in the first quarter of fiscal 2009 and does not expect that the adoption will have a material impact on its financial condition or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." The statement permits entities to choose to measure many financial instruments and certain other items at fair value that are currently not required to be measured at fair value. The Company will be required to adopt SFAS 159 in the first quarter of fiscal 2009 and does not expect that the adoption will have a material impact on its financial condition or results of operations.

In June 2007, the FASB ratified Emerging Issues Task Force ("EITF") consensus on EITF Issue No. 07-3, "Accounting for Non-refundable Advanced Payments for Goods or Services to be Used in Future Research and Development Activities." EITF Issue No. 07-3 requires that these payments be deferred and capitalized and expensed as goods are delivered or as the related services are performed. The Company will be required to adopt EITF 07-3 in the first quarter of fiscal 2009 and does not expect that the adoption will have a material impact on its financial condition or results of operations.

Stock-Based Compensation—Effective October 1, 2005, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R) to account for stock-based compensation. SFAS 123R requires that the Company account for all stock-based compensation transactions using a fair-value method and recognize the fair value of each award as an expense over the service period. The fair value of restricted stock awards is based upon the market price of the Company's common stock at the grant date. The Company estimates the fair value of stock options granted using the Black-

2. Summary of Significant Accounting Policies (Continued)

Scholes option pricing model. The use of the Black-Scholes model requires a number of estimates, including the expected option term, the expected volatility in the price of the Company's common stock, the risk-free rate of interest and the dividend yield on the Company's common stock. Judgment is required in estimating the number of share-based awards that we expect will ultimately vest upon the fulfillment of service conditions (such as time-based vesting) or the achievement of specific performance conditions. The financial statements include amounts that are based on the Company's best estimates and judgments. Prior to fiscal 2006, the Company accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Option No. 25 "Accounting for Stock Issued to Employees" (see Note 10).

Income Taxes—The provision for income taxes is determined in accordance with SFAS No. 109, "Accounting For Income Taxes." Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized.

Loss Per Share—Basic loss per share is based on the weighted-average number of shares of common stock outstanding during the period. Diluted loss per share also includes the effect of stock options, warrants and other common stock equivalents outstanding during the period if such securities are dilutive. Because the Company incurred a net loss in each of the periods presented, the potential dilutive effect of the Company's outstanding stock options, stock warrants and convertible senior notes was not included in the computation of diluted loss per share because these securities were antidilutive.

Concentrations—Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and cash equivalents, marketable securities and trade accounts receivable. Cash and cash equivalents consist of demand deposits and money market funds maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with high-credit quality financial institutions and therefore have minimal credit risk. Marketable securities consist of U.S. Treasury securities and auction rate securities, all of which are high investment grade. The Company, by policy, limits the amount of credit exposure through diversification and investment in highly rated securities. The Company's trade accounts receivable primarily are derived from sales to manufacturers of network infrastructure equipment and electronic component distributors. Management believes that credit risks on trade accounts receivable are moderated by the diversity of its end customers and geographic sales areas. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral, such as letters of credit and bank guarantees, whenever deemed necessary.

The following individual customers accounted for 10% or more of net revenues:

	2007	2006	2005
Customer A	16%	17%	16%
Customer B	15%	11%	12%
Customer C	7%	11%	14%
Customer D	4%	7%	11%

2. Summary of Significant Accounting Policies (Continued)

The following individual customers accounted for 10% or more of total accounts receivable at fiscal year ends:

	2007	2006
Customer A	24%	21%
Customer C	16%	16%
Customer E	13%	11%

Supplemental Cash Flow Information—Interest paid was $1.7 million, $1.7 million and $0.8 million for fiscal 2007, fiscal 2006 and fiscal 2005, respectively. Income taxes paid, net of refunds received, were $2.3 million, ($36,000), and $400,000 during fiscal 2007, fiscal 2006 and fiscal 2005, respectively. Capital expenditures included in accounts payable for the year ended September 30, 2007 were $979,000.

The details of assets acquired is as follows (in thousands):

	2007
Fair value of assets acquired	$6,068
Liabilities created	1,173
Total net assets acquired	4,895
Less cash acquired	20
Net cash paid for acquisition	$4,875

Comprehensive Loss—Accumulated other comprehensive loss at September 30, 2007 and 2006 consists of foreign currency translation adjustments. Foreign currency translation adjustments are not presented net of any tax effect as the Company does not expect to incur any tax liability or realize any benefit related thereto.

3. Supplemental Financial Statement Data

Marketable Securities

There are no marketable securities at September 30, 2007. Marketable securities at September 30, 2006 consisted of the following (in thousands):

	Amortized Cost	Fair Value
Available-for-sale securities:		
Auction rate securities	$10,400	$10,400
Held-to-maturity securities:		
U.S. Treasury securities	$ 860	$ 858
Less amounts classified as noncurrent	—	—
	$ 860	$ 858

Available-for-sale marketable securities consist of auction rate securities with interest at rates that are reset periodically (generally every seven or twenty-eight days), each having contractual maturity dates in excess of ten years. These securities are recorded at fair value in the accompanying balance

3. Supplemental Financial Statement Data (Continued)

sheets; any unrealized gains/losses are included in other comprehensive income, unless a loss is determined to be other than temporary. As of September 30, 2006, there were no unrealized holding gains or losses. The Company classifies all available-for-sale securities as current assets in the accompanying balance sheets because the Company has the ability and intent to sell these securities as necessary to meet its liquidity requirements.

Held-to-maturity marketable securities consist of U.S. Treasury securities having an aggregate face amount of approximately $860,000 purchased in connection with the sale of $46.0 million aggregate principal amount of Convertible Senior Notes. These securities, which matured in November 2006, were pledged to the trustee for the payment of the fourth scheduled interest payment on the notes when due. Consequently, these securities were classified as held-to-maturity securities and were recorded at their amortized cost.

Inventories

Inventories at fiscal year ends consist of the following (in thousands):

	2007	2006
Work-in-process	$ 7,497	$ 9,120
Finished goods	7,526	9,888
	$15,023	$19,008

The Company assesses the recoverability of inventories through an ongoing review of inventory levels in relation to sales backlog and forecasts, product marketing plans and product life cycles. When the inventory on hand exceeds the foreseeable demand, the value of inventory that at the time of the review is not expected to be sold is written down. The amount of the write-down is the excess of historical cost over estimated realizable value (generally zero). Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory.

The assessment of the recoverability of inventories, and the amounts of any write-downs, are based on currently available information and assumptions about future demand (generally over twelve months) and market conditions. Demand for the Company's products may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than those projected by management. In the event that actual demand is lower than originally projected, additional inventory write-downs may be required.

The Company may retain and make available for sale some or all of the inventories which have been written down. In the event that actual demand is higher than originally projected, the Company may be able to sell a portion of these inventories in the future. The Company generally scraps inventories which have been written down and are identified as obsolete.

The Company's gross margin included a benefit of $4.0 million (2007), $5.5 million (2006) and $8.7 million (2005) from the sale of inventories that the Company had written down to a zero cost basis during fiscal 2001. As of September 30, 2007, the Company continued to hold inventories with an original cost of $7.7 million which were previously written down to a zero cost basis.

3. Supplemental Financial Statement Data (Continued)

Property, Plant and Equipment

Property, plant and equipment at fiscal year ends consist of the following (in thousands):

	2007	2006
Machinery and equipment	$ 72,158	$ 69,995
Leasehold improvements	3,541	3,489
Construction in progress	1,914	1,722
	77,613	75,206
Accumulated depreciation and amortization	(64,466)	(62,245)
	$ 13,147	$ 12,961

Intangible Assets and Goodwill

In conjunction with the acquisition of certain assets of Ample Communications, Inc. on September 25, 2007, the Company acquired certain intangible assets (see Note 15). These intangible assets consist of backlog (approximately $100,000), developed technology (approximately $3,100,000) and goodwill (approximately $2,324,000). The Company expects to record amortization of its intangible assets of $720,000 in fiscal 2008 and $620,000 in fiscal 2009 through fiscal 2012. The weighted average remaining life of the amortizable intangible assets is approximately 58 months.

Prior to fiscal 2007, intangible assets consisting of developed technology (approximately $228 million), customer base (approximately $28 million) and other intangibles (approximately $11 million) were amortized over periods averaging approximately five years for each major asset class and extending to various dates through June 2005. Amortization of intangible assets totaled $20.5 million in fiscal 2005. Amortization of intangible assets was zero for fiscal 2006 because the remainder of the intangible assets became fully amortized during fiscal 2005, reducing their carrying value to zero.

4. Income Taxes

The components of the provision for income taxes are as follows (in thousands):

	2007	2006	2005
Current:			
United States	$ —	$ —	$ —
Foreign	566	2,137	24
State and local	10	10	15
Total current	576	2,147	39
Deferred:			
United States	—	—	—
Foreign	(465)	(298)	331
State and local	—	—	—
Total deferred	(465)	(298)	331
	$ 111	$1,849	$370

4. Income Taxes (Continued)

A reconciliation of income taxes computed at the U.S. federal statutory income tax rate to the provision for income taxes on continuing operations follows (in thousands):

	2007	2006	2005
U.S. federal statutory tax at 35%	$(7,642)	$(7,933)	$(21,791)
State taxes, net of federal effect	(1,481)	(3,612)	(1,563)
Foreign income taxes in excess of U.S.	(293)	(524)	(866)
Research and development credits	(2,592)	(3,443)	(2,819)
Valuation allowance	13,992	17,187	26,836
Other	(1,873)	174	573
Provision for income taxes	$ 111	$ 1,849	$ 370

Income (loss) before income taxes consists of the following components (in thousands):

	2007	2006	2005
United States	$(22,926)	$(29,418)	$(65,749)
Foreign	1,123	6,753	3,490
	$(21,803)	$(22,665)	$(62,259)

Deferred income tax assets and liabilities at fiscal year-ends consist of the tax effects of temporary differences related to the following (in thousands):

	2007	2006
Deferred tax assets:		
Inventories	$ 14,083	$ 16,746
Deferred revenue	1,831	1,984
Accrued compensation and benefits	1,256	1,155
Product returns and allowances	801	674
Net operating losses	233,909	221,294
Research and development and investment credits	36,021	31,932
Foreign deferred taxes	1,615	1,150
Property, plant and equipment	673	—
Other	6,547	7,517
Valuation allowance	(282,136)	(268,144)
Total deferred tax assets	14,600	14,308
Deferred tax liabilities:		
Intangible assets	—	—
Property, plant and equipment	—	1,283
Deferred state taxes	12,985	11,875
Other	—	—
Total deferred tax liabilities	12,985	13,158
Net deferred tax assets	$ 1,615	$ 1,150

4. Income Taxes (Continued)

Based upon the Company's operating losses and expected future operating results, management determined that it is more likely than not that the U.S. federal and state deferred tax assets as of September 30, 2007 and 2006 will not be realized through the reduction of future income tax payments. Consequently, the Company has established a valuation allowance for its net U.S. federal and state deferred tax assets as of those dates. Foreign deferred tax assets consist mainly of research and development credits and are expected to be realized through a reduction of future tax payments, therefore no valuation allowance has been established for these deferred tax assets.

Through the Distribution date, Mindspeed's results of operations were included in Conexant's consolidated federal and state income tax returns. The provision for income taxes and the related deferred tax assets and liabilities for periods prior to the Distribution were calculated as if Mindspeed had filed separate tax returns as an independent company.

In connection with the Distribution, Mindspeed and Conexant entered into a tax allocation agreement which provides, among other things, for the allocation between Conexant and Mindspeed of federal, state, local and foreign tax liabilities relating to Mindspeed. The tax allocation agreement also allocates the liability for any taxes that may arise in connection with the Distribution. The tax allocation agreement generally provides that Conexant will be responsible for any such taxes. However, Mindspeed will be responsible for any taxes imposed on Mindspeed, Conexant or Conexant stockholders if either the Distribution fails to qualify as a reorganization for U.S. federal income tax purposes or the distribution of Mindspeed Technologies common stock is disqualified as a tax-free transaction to Conexant for U.S. federal income tax purposes and such failure or disqualification is attributable to post-Distribution transaction actions by Mindspeed, its subsidiaries or its stockholders.

As of September 30, 2007, Mindspeed had U.S. federal net operating loss carryforwards of approximately $632.9 million, which expire at various dates from 2010 through 2028, and aggregate state net operating loss carryforwards of approximately $143.1 million, which expire at various dates from 2007 through 2028. Mindspeed also has U.S. federal and state research and development tax credit carryforwards of approximately $16.1 million and $19.9 million, respectively. The U.S. federal credits expire at various dates from 2010 through 2028, while the state credits have no expiration date.

The deferred tax assets as of September 30, 2007 include a deferred tax asset of $10.9 million representing net operating losses arising from the exercise of stock options by Mindspeed employees. To the extent the Company realizes any tax benefit for the net operating losses attributable to the stock option exercises, such amount would be credited directly to stockholders' equity.

The Company has not provided for U.S. taxes or foreign withholding taxes on approximately $500,000 of undistributed earnings from its foreign subsidiaries because such earnings are to be reinvested indefinitely. If these earnings were distributed, foreign tax credits may become available under current law to reduce the resulting U.S. income tax liability.

5. Convertible Senior Notes

In December 2004, the Company sold $46.0 million aggregate principal amount of Convertible Senior Notes due 2009 for net proceeds (after discounts and commissions) of approximately $43.9 million. The notes are senior unsecured obligations of the Company, ranking equal in right of payment with all future unsecured indebtedness. The notes bear interest at a rate of 3.75%, payable semiannually in arrears each May 18 and November 18. The Company used approximately $3.3 million

5. Convertible Senior Notes (Continued)

of the proceeds to purchase U.S. government securities that were pledged to the trustee for the payment of the first four scheduled interest payments on the notes when due.

The notes are convertible, at the option of the holder, at any time prior to maturity into shares of the Company's common stock. Upon conversion, the Company may, at its option, elect to deliver cash in lieu of shares of its common stock or a combination of cash and shares of common stock. Effective May 13, 2005, the conversion price of the notes was adjusted to $2.31 per share of common stock, which is equal to a conversion rate of approximately 432.9004 shares of common stock per $1,000 principal amount of notes. Prior to this adjustment, the conversion price applicable to the notes was $2.81 per share of common stock, which was equal to approximately 355.8719 shares of common stock per $1,000 principal amount of notes. The adjustment was made pursuant to the terms of the indenture governing the notes. The conversion price is subject to further adjustment under the terms of the indenture to reflect stock dividends, stock splits, issuances of rights to purchase shares of common stock and certain other events.

If the Company undergoes certain fundamental changes (as defined in the indenture), holders of notes may require the Company to repurchase some or all of their notes at 100% of the principal amount plus accrued and unpaid interest. If, upon notice of certain events constituting a fundamental change, holders of the notes elect to convert the notes, the Company will be required to increase the number of shares issuable upon conversion by up to 65.13 shares per $1,000 principal amount of notes. The number of additional shares, if any, will be determined by the table set forth in the indenture governing the notes. In the event of a non-stock change of control constituting a "public acquirer change of control" (as defined in the indenture), the Company may, in lieu of issuing additional shares or making an additional cash payment upon conversion as required by the indenture, elect to adjust the conversion price and the related conversion obligation such that the noteholders will be entitled to convert their notes into a number of shares of public acquirer common stock.

For financial accounting purposes, the Company's contingent obligation to issue additional shares or make additional cash payment upon conversion following a fundamental change is an "embedded derivative." As of September 30, 2007, the estimated fair value of the Company's liability under the fundamental change adjustment was not significant.

In connection with the sale of the notes, the Company granted the purchasers certain registration rights. The Company's Form S-3 registration statement covering the resale of the notes and the sale of shares issuable upon conversion of the notes was declared effective by the SEC on April 6, 2005.

Upon completion of the sale of the notes, the $50 million Credit Agreement with Conexant was terminated. The Company had made no borrowings under the credit facility, and no portion of the related warrant is, or will become, exercisable.

As of September 30, 2007, the estimated fair value of the convertible senior notes was approximately $40.5 million.

6. Commitments

In June 2007, the Company extended its Sublease with Conexant pursuant to which the Company leases its headquarters in Newport Beach, California. The Sublease, which had been amended and restated in March 2005, had an initial term through June 2008. The Sublease has been extended for an additional two year term (through June 2010) for a reduced amount of space. Rent payable under the

6. Commitments (Continued)

Sublease for the next 12 months is approximately $3.9 million and will be reduced to approximately $3.1 million annually thereafter resulting from the space reduction. Rent payable is subject to annual increases of 3%, plus a prorated portion of operating expenses associated with the leased property. The Company estimates its minimum future obligation under the Sublease at approximately $15.8 million over the remainder of the lease term, but actual costs under the Sublease will vary based upon Conexant's actual costs. In addition, each year the Company may elect to purchase certain services from Conexant based on a prorated portion of Conexant's actual costs.

The Company leases its other facilities and certain equipment under non-cancelable operating leases. The leases expire at various dates through 2014 and contain various provisions for rental adjustments including, in certain cases, adjustments based on increases in the Consumer Price Index. The leases generally contain renewal provisions for varying periods of time.

Rental expense was approximately $6.4 million (2007), $7.7 million (2006) and $7.3 million (2005). Rental expense includes $5.3 million (2007), $6.5 million (2006), and $3.7 million (2005) paid to Conexant under the Sublease. As of September 30, 2007, the Company's minimum future obligations under operating leases (including the estimated minimum future obligation under the Sublease) are as follows (in thousands):

Fiscal Year	
2008	$ 8,598
2009	6,501
2010	4,730
2011	413
2012	209
Thereafter	400
Total minimum future lease payments	$20,851

The minimum future lease payments as of September 30, 2007 include an aggregate of $1.2 million relating to facilities no longer occupied by the Company, which is included in the restructuring liability in the accompanying consolidated balance sheets.

7. Contingencies

Various lawsuits, claims and proceedings have been or may be instituted or asserted against Conexant or Mindspeed, including those pertaining to product liability, intellectual property, environmental, safety and health, and employment matters. In connection with the Distribution, Mindspeed assumed responsibility for all contingent liabilities and current and future litigation against Conexant or its subsidiaries to the extent such matters relate to Mindspeed.

The outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company. Many intellectual property disputes have a risk of injunctive relief and there can be no assurance that the Company will be able to license a third party's intellectual property. Injunctive relief could have a material adverse effect on the financial condition or results of operations of the Company. Based on its evaluation of matters which are pending or asserted, management of the Company believes the disposition of such matters will not have a material adverse effect on the financial condition or results of operations of the Company.

8. Guarantees

The Company has made guarantees and indemnities, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. In connection with the Distribution, the Company generally assumed responsibility for all contingent liabilities and then-current and future litigation against Conexant or its subsidiaries related to Mindspeed. The Company may also be responsible for certain federal income tax liabilities under the tax allocation agreement between Mindspeed and Conexant, which provides that the Company will be responsible for certain taxes imposed on Mindspeed, Conexant or Conexant stockholders. In connection with the sales of its products, the Company provides intellectual property indemnities to its customers. In connection with certain facility leases, the Company has indemnified its lessors for certain claims arising from the facility or the lease. The Company indemnifies its directors, officers, employees and agents to the maximum extent permitted under the laws of the State of Delaware. The duration of the guarantees and indemnities varies, and in many cases is indefinite. The guarantees and indemnities to customers in connection with product sales generally are subject to limits based upon the amount of the related product sales. Some customer guarantees and indemnities, and the majority of other guarantees and indemnities, do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. The Company has not recorded any liability for these guarantees and indemnities in the accompanying consolidated balance sheets.

9. Capital Stock

The Company's authorized capital consists of 500,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share, of which 2,500,000 shares are designated as Series A junior participating preferred stock (Junior Preferred Stock).

The Company has a preferred share purchase rights plan to protect stockholders' rights in the event of a proposed takeover of the Company. Pursuant to the preferred share purchase right (a Right) attached to each share of common stock, the holder may, in certain takeover-related circumstances, become entitled to purchase from the Company 1/100th of a share of Junior Preferred Stock at a price of $20, subject to adjustment. Also, in certain takeover-related circumstances, each Right (other than those held by an acquiring person) will generally be exercisable for shares of the Company's common stock or stock of the acquiring person having a then-current market value of twice the exercise price. In certain events, each Right may be exchanged by the Company for one share of common stock or 1/100th of a share of Junior Preferred Stock. The Rights expire on June 26, 2013, unless earlier exchanged or redeemed at a redemption price of $0.01 per Right, subject to adjustment.

Warrants

In the Distribution, Mindspeed issued to Conexant a warrant to purchase 30 million shares of Mindspeed common stock at a price of $3.408 per share, exercisable through June 27, 2013. The $89 million fair value of the warrant (estimated by management at the time of the Distribution using the Black-Scholes option pricing model) was recorded as a return of capital to Conexant. As of September 30, 2007, the entire warrant remains outstanding.

The warrant held by Conexant contains antidilution provisions that provide for adjustment of the warrant's exercise price, and the number of shares issuable under the warrant, upon the occurrence of certain events. In the event that the Company issues, or is deemed to have issued, shares of its common stock, or securities convertible into its common stock, at prices below the current market price

9. Capital Stock (Continued)

of its common stock (as defined in the warrant) at the time of the issuance of such securities, the warrant's exercise price will be reduced and the number of shares issuable under the warrant will be increased. The amount of such adjustment, if any, will be determined pursuant to a formula specified in the warrant and will depend on the number of shares issued, the offering price and the current market price of the common stock at the time of the issuance of such securities.

Also in the Distribution, as a result of adjustments made to an outstanding warrant to purchase shares of Conexant common stock, Mindspeed issued to Jazz Semiconductor, Inc. (Jazz) a warrant to purchase 1,036,806 shares of Mindspeed common stock, at a price of $2.5746 per share. During fiscal 2005, the Company issued 478,405 shares of its common stock upon the exercise of all remaining warrants held by Jazz for aggregate proceeds of $1.2 million.

10. Stock-Based Compensation

Effective October 1, 2005, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R). SFAS 123R requires that the Company account for all stock-based compensation using a fair-value method and recognize the fair value of each award as an expense over the service period. For fiscal 2005 and earlier years, the Company accounted for stock-based compensation using the intrinsic value method of APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations and followed the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS 148 "Accounting for Stock-Based Compensation—Transition and Disclosure." Under the intrinsic value method required by APB 25, the Company generally recognized no compensation expense with respect to stock option awards or awards under the employee stock purchase plan.

The Company elected to adopt SFAS 123R using "modified prospective application." Under that method, compensation expense includes the fair value of new awards, modified awards and any unvested awards outstanding at October 1, 2005. However, the consolidated financial statements for periods prior to the adoption of SFAS 123R have not been restated to reflect the fair value method of accounting for stock-based compensation. Stock-based compensation expense for fiscal 2005 and earlier years represents the cost of restricted stock awards determined in accordance with APB 25. The Company elected the transition method described in FASB Staff Position ("FSP") FAS 123R-3 related to accounting for the tax effects of share-based payment awards to employees.

Stock-based compensation awards generally vest over time and require continued service to the Company and, in some cases, require the achievement of specified performance conditions. The amount of compensation expense recognized is based upon the number of awards that are ultimately expected to vest. The Company estimates forfeiture rates of 10% to 12.5% depending on the characteristics of the award.

As a result of the Company's recent operating losses and its expectation of future operating results, no income tax benefits have been recognized for any U.S. federal and state operating losses—including those related to stock-based compensation expense. The Company does not expect to recognize any income tax benefits relating to future operating losses until it determines that such tax benefits are more likely than not to be realized.

10. Stock-Based Compensation (Continued)

The fair value of stock options awarded was estimated at the date of grant using the Black-Scholes option-pricing model. The following table summarizes the weighted-average assumptions used and the resulting fair value of options granted:

	2007	2006	2005
Weighted-average fair value of options granted	$ 1.16	$ 1.53	$ 1.05
Weighted-average assumptions:			
Expected volatility	74%	77%	80%
Dividend yield	—	—	—
Expected option life	3.3 years	3.4 years	2.2 years
Risk-free interest rate	4.7%	4.7%	3.9%

The expected option term was estimated based upon historical experience and management's expectation of exercise behavior. The expected volatility of the Company's stock price is based upon the historical daily changes in the price of the Company's common stock since our spin-off from Conexant. The risk-free interest rate is based upon the current yield on U.S. Treasury securities having a term similar to the expected option term. Dividend yield is estimated at zero because the Company does not anticipate paying dividends in the foreseeable future.

Stock-based compensation expense related to employee stock options and restricted stock under SFAS 123R was allocated as follows (in thousands):

	2007	2006
Cost of goods sold	$ 385	$ 399
Research and development	2,587	2,757
Selling, general and administrative	4,260	4,040
Special charges	69	320
Total stock-based compensation expense	$7,301	$7,516

Had the Company recorded compensation expense using the accounting method recommended by SFAS No. 123 for the fiscal year ended September 30, 2005, net income and net income per share would have been approximated in the following (in thousands, except per share amounts):

	2005
Net loss, as reported	$(62,629)
Stock-based employee compensation expense included in the determination of reported net loss	(426)
Stock-based employee compensation expense determined under the fair value method	11,890
Pro forma net loss	$(74,093)
Net loss per share, basic and diluted:	
As reported	$ (0.61)
Pro forma	$ (0.73)

10. Stock-Based Compensation (Continued)

Stock Compensation Plans

The Company has two principal stock incentive plans: the 2003 Long-Term Incentives Plan and the Directors Stock Plan. The 2003 Long-Term Incentives Plan provides for the grant of stock options, restricted stock, restricted stock units and other stock-based awards to officers and employees of the Company. The Directors Stock Plan provides for the grant of stock options, restricted stock units and other stock-based awards to the Company's non-employee directors. As of September 30, 2007, an aggregate of 4.1 million shares of the Company's common stock were available for issuance under these plans. On March 5, 2007 the stockholders of the Company approved plan amendments which, among other things, (1) increased the authorized number of shares reserved for issuance under the 2003 Long-Term Incentives Plan to 19.3 million shares, (2) removed the "evergreen" provision from the Directors Stock Plan that automatically increased the number of shares available under the Plan each year and (3) fixed the total number of shares authorized for issuance under the Directors Stock Plan at 1,440,000.

The Company also has a 2003 Stock Option Plan, under which stock options were issued in connection with the Distribution. In the Distribution, each holder of a Conexant stock option (other than options held by persons in certain foreign locations) received an option to purchase a number of shares of Mindspeed common stock. The number of shares subject to, and the exercise prices of, the outstanding Conexant options and the Mindspeed options were adjusted so that the aggregate intrinsic value of the options was equal to the intrinsic value of the Conexant option immediately prior to the Distribution and the ratio of the exercise price per share to the market value per share of each option was the same immediately before and after the Distribution. As a result of such option adjustments, Mindspeed issued options to purchase an aggregate of approximately 29.9 million shares of its common stock to holders of Conexant stock options (including Mindspeed employees) under the 2003 Stock Option Plan. There are no shares available for new stock option awards under the 2003 Stock Option Plan. However, any shares subject to the unexercised portion of any terminated, forfeited or cancelled option are available for future option grants only in connection with an offer to exchange outstanding options for new options.

Prior to February 2007, the Company maintained employee stock purchase plans for its domestic and foreign employees. Under SFAS 123R, the plans were non-compensatory and the Company has recorded no compensation expense in connection therewith. The employee stock purchase plans were terminated by the Company's board of directors effective February 28, 2007. During the years ended September 30, 2007 and 2006, the Company issued 35,000 and 108,000 shares of its common stock under the employee stock purchase plan for net proceeds of $81,000 and $298,000, respectively.

Stock Option Awards

Prior to fiscal 2006, stock-based compensation consisted principally of stock options. Eligible employees received grants of stock options at the time of hire; the Company also made broad-based stock option grants covering substantially all employees annually. Stock option awards have exercise prices not less than the market price of the common stock at the grant date and a contractual term of

10. Stock-Based Compensation (Continued)

eight or ten years, and are subject to time-based vesting (generally over four years). The following table summarizes stock option activity under all plans (shares in thousands):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at September 30, 2004	26,859	$2.30		
Exercisable at September 30, 2004	17,722	$2.13		
Granted	3,143	2.26		
Exercised	(1,188)	1.59		$ 900,000
Forfeited or expired	(2,734)	2.52		
Outstanding at September 30, 2005	26,080	$2.30		
Exercisable at September 30, 2005	19,104	$2.21		
Granted	1,023	2.71		
Exercised	(3,009)	1.76		$4,400,000
Forfeited or expired	(1,898)	3.18		
Outstanding at September 30, 2006	22,196	$2.32	4.3 years	$1,900,000
Exercisable at September 30, 2006	18,672	$2.26	3.9 years	$1,400,000
Granted	2,456	2.17		
Exercised	(2,109)	1.61		$1,200,000
Forfeited or expired	(2,634)	2.65		
Outstanding at September 30, 2007	19,909	$2.33	4.0 years	$1,400,000
Exercisable at September 30, 2007	16,540	$2.31	3.3 years	$1,300,000

As of September 30, 2007, there was unrecognized compensation expense of $2.5 million related to unvested stock options, which the Company expects to recognize over a weighted-average period of 2.4 years.

The following table summarizes all options to purchase Mindspeed common stock outstanding at September 30, 2007 (shares in thousands):

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares	Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$0.25 - $ 1.58	1,995	3.0	$1.05	1,848	$1.02
1.61 - 2.27	7,630	2.4	1.93	5,199	1.83
2.28 - 2.73	7,570	3.0	2.45	7,397	2.45
2.79 - 4.41	2,333	2.2	3.54	1,779	3.58
4.46 - 23.29	381	1.4	7.47	317	7.53
0.25 - 23.29	19,909	2.6	2.33	16,540	2.31

10. Stock-Based Compensation (Continued)

The outstanding stock options include options held by Mindspeed employees to purchase an aggregate of 14.2 million shares of Mindspeed common stock, which are summarized in the following table (shares in thousands):

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares	Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$0.25 - $ 1.51	851	3.3	$1.14	704	$1.08
1.61 - 2.27	5,504	4.6	1.97	3,092	1.82
2.28 - 2.73	5,609	3.7	2.48	5,447	2.48
2.82 - 4.41	1,941	3.5	3.44	1,403	3.46
4.46 - 12.74	315	3.7	7.35	256	7.44
0.25 - 12.74	14,220	3.9	2.44	10,902	2.44

Restricted Stock Awards

The Company's stock incentive plans also provide for awards of restricted shares of common stock and other stock-based incentive awards and from time to time the Company has used restricted stock awards for incentive or retention purposes. Restricted stock awards have time-based vesting and/or performance conditions and are generally subject to forfeiture if employment terminates prior to the end of the service period or if the prescribed performance criteria are not met. Restricted stock awards are valued at the grant date based upon the market price of the Company's common stock and the fair value of each award is charged to expense over the service period.

Restricted stock grants totaled 2.8 million shares (2007), 4.2 million shares (2006) and 421,000 shares (2005). In fiscal 2007 and 2006, new awards of stock-based compensation have principally consisted of restricted stock awards. The majority of the restricted stock awards are intended to provide performance emphasis and incentive compensation through vesting tied to each employee's performance against individual goals, as well as to improvements in the Company's operating performance. The actual amounts of expense will depend on the number of awards that ultimately vest upon the satisfaction of the related performance and service conditions.

The fair value of each award is charged to expense over the service period. The actual amounts of expense will depend on the number of awards that ultimately vest upon the satisfaction of the related

10. Stock-Based Compensation (Continued)

performance and service conditions. The following table summarizes restricted stock award activity (shares in thousands):

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested shares at September 30, 2005	423	$2.13
Granted	4,165	2.57
Vested	(541)	2.42
Forfeited	(376)	2.54
Nonvested shares at September 30, 2006	3,671	$2.54
Granted	2,782	1.91
Vested	(2,656)	2.31
Forfeited	(608)	2.44
Nonvested shares at September 30, 2007	3,189	$2.17

The total fair value of shares vested during the year ended September 30, 2007 was $5.7 million. As of September 30, 2007 there was unrecognized compensation expense of $3.5 million related to unvested restricted stock awards, which the Company expects to recognize over a weighted-average period of 1.7 years.

11. Employee Benefit Plans

The Company sponsors a 401(k) retirement savings plan for its eligible employees. Prior to the Distribution, Mindspeed employees were eligible to participate in similar plans sponsored by Conexant. The Company matches a portion of employee contributions and funds the matching contribution in shares of its common stock. The Company issued 612,000 shares (2007), 331,000 shares (2006) and 483,000 shares (2005) of its common stock to fund the matching contributions. The Company recognized expenses under the retirement savings plans, including amounts allocated from Conexant, of $1.2 million (2007), $0.8 million (2006) and $0.9 million (2005).

12. Special Charges

Special charges consist of the following (in thousands):

	2007	2006	2005
Asset impairments	$ —	$ —	$ 810
Restructuring charges	4,724	2,550	5,189
	$4,724	$2,550	$5,999

Asset Impairments

During fiscal 2005, the Company recorded asset impairment charges totaling $810,000 related to property and equipment that it determined to abandon or scrap, including assets associated with the closure of the Company's former design centers in Herzlia, Israel and Lisle, Illinois.

12. Special Charges (Continued)

The Company continually monitors and reviews long-lived assets, including fixed assets and intangible assets, for possible impairment. Future impairment tests may result in significant write-downs of the value of its assets.

Restructuring Charges

Mindspeed 2007 Restructuring Plan—During the first and second quarters of fiscal 2007, the Company implemented a restructuring plan under which it reduced its workforce by approximately 49 employees. The affected employees included approximately 38 persons in research and development, 8 in sales and marketing and 3 in general and administrative functions. In connection with this reduction in workforce, the Company recorded a charge of $2.4 million for severance benefits payable to the affected employees and $75,000 for the value of stock-based compensation awards that will vest without future service to the Company. On December 1, 2006, the Company vacated approximately 50,000 square feet of excess space at its Newport Beach headquarters and recorded a charge related to contractual obligations on this space of approximately $1.9 million. This charge was increased by $0.6 million during the second fiscal quarter and an additional $0.2 million in the fourth fiscal quarter as a result of a change in sub-lease income estimates. The Company expects to incur a total of $0.2 million of additional restructuring costs in future periods related to this plan.

Activity and liability balances related to the Mindspeed 2007 restructuring plan through September 30, 2007 are as follows (in thousands):

	Workforce Reductions	Facility and Other	Total
Charged to costs and expenses	$ 2,418	$ 2,834	$ 5,252
Cash payments	(2,119)	(1,582)	(3,701)
Reversal of non-cash charges	(75)	—	(75)
Restructuring balance, September 30, 2007	$ 224	$ 1,252	$ 1,476

Mindspeed 2006 Restructuring Plan—In March 2006, the Company implemented a restructuring plan under which it reduced its workforce by approximately 21 employees. The affected employees included approximately 9 persons in research and development, 6 in sales and marketing and 6 in general and administrative functions. In July 2006, the Company continued this restructuring plan and reduced its workforce by an additional 19 employees. The affected employees included approximately 17 persons in research and development and 2 in sales and marketing. In connection with the 2006 restructuring plan, the Company recorded $2.4 million of restructuring charges for fiscal 2006. These restructuring charges included $2.1 million of severance benefits payable to 40 employees and $294,000 for the value of stock-based compensation awards that vest without future service to the Company.

12. Special Charges (Continued)

Activity and liability balances related to the Mindspeed 2006 restructuring plan through September 30, 2007 are as follows (in thousands):

	Workforce Reductions
Charged to costs and expenses	$ 2,406
Cash payments	(1,215)
Reversal of non-cash charges	(294)
Restructuring balance, September 30, 2006	897
Reversal of previously accrued costs and expenses	(197)
Cash payments	(706)
Non-cash charges	14
Restructuring balance, September 30, 2007	$ 8

Other Restructuring Plans—In fiscal 2002, 2003 and 2005, the Company implemented a number of cost reduction initiatives to improve its operating cost structure. The cost reduction initiatives included workforce reductions, significant reductions in capital spending, the consolidation of certain facilities and salary reductions for the senior management team. During the year ended September 30, 2007, the Company made cash payments of $439,000 under these restructuring plans and reversed $331,000 of previously accrued costs and expenses related to a facility closure. As of September 30, 2007, there were no remaining liabilities under these restructuring plans.

As of September 30, 2007, the Company has a remaining accrued restructuring balance for all restructuring plans totaling $1.5 million principally representing obligations under non-cancelable leases, employee severance benefits and other contractual commitments. The Company expects to pay these obligations over their respective terms, which expire at various dates through fiscal 2009. The payments will be funded from available cash balances and funds from product sales and are not expected to significantly impact liquidity.

13. Related Party Transactions

The Company leases its headquarters and principal design center in Newport Beach, California from Conexant. For the years ended September 30, 2007, 2006, and 2005, rent and operating expenses paid to Conexant were $6.6 million, $6.5 million and $3.7 million respectively.

The Company made no sales to Conexant during the years ended September 30, 2007 and 2006 and has no liability in accounts payable to Conexant at September 30, 2007 and 2006. Sales to Conexant were $1.2 million in fiscal 2005.

14. Segment and Other Information

The Company operates a single business segment which designs, develops and sells semiconductor networking solutions for communications applications in enterprise, access, metropolitan and wide-area networks. Revenues by product line are as follows (in thousands):

	2007	2006	2005
Multiservice access DSP products	$ 36,340	$ 37,404	$ 33,048
High-performance analog products	37,482	42,742	27,087
WAN communications products	53,983	55,773	51,642
	$127,805	$135,919	$111,777

Revenues by geographic area are presented based upon the country of destination. Revenues by geographic area are as follows (in thousands):

	2007	2006	2005
United States	$ 39,036	$ 41,151	$ 32,764
Other Americas	7,197	4,510	9,602
Total Americas	46,233	45,661	42,366
Malaysia	8,841	16,999	16,894
Taiwan	6,937	7,088	7,299
China	35,343	35,501	20,412
Japan	7,411	7,376	5,417
Other Asia-Pacific	8,576	6,754	4,509
Total Asia-Pacific	67,108	73,718	54,531
Europe, Middle East and Africa	14,464	16,540	14,880
	$127,805	$135,919	$111,777

No other foreign country represented 10% or more of net revenues for any of the periods presented. The Company believes a substantial portion of the products sold to original equipment manufacturers (OEMs) and third-party manufacturing service providers in the Asia-Pacific region are ultimately shipped to end-markets in the Americas and Europe.

Long-lived assets consist of property, plant and equipment, license agreements, goodwill and intangible assets and other long-term assets. Long-lived assets by geographic area at fiscal year-ends are as follows (in thousands):

	2007	2006
United States	$19,074	$14,553
Europe, Middle East and Africa	1,262	1,771
Asia-Pacific	2,233	491
	$22,569	$16,815

15. Asset Acquisition

On September 25, 2007, the Company, through its wholly-owned subsidiary, Mindspeed Development Sub, Inc., completed its acquisition of certain assets of Ample Communications, Inc. (Ample), pursuant to an Asset Purchase Agreement, dated as of September 4, 2007, between Buyer and Silicon Valley Bank as agent for itself and Gold Hill Lending Group 03, LP (the Seller).

Pursuant to the terms of the Asset Purchase Agreement, the Company paid $4.6 million for certain of Ample's assets, including intellectual property, inventory, accounts receivable, backlog and certain contract rights. During the time between signing and closing, the Company advanced certain funds to Seller solely to enable Seller and its representatives to service and maintain the assets to be purchased. The Company is in the process of obtaining third party valuations of the intangible assets; thus, the allocation of the purchase price is preliminary and subject to refinement. The preliminary purchase price is:

Total cash consideration	$5,401
Acquisition related transaction costs	667
Less cash acquired	20
Total preliminary purchase price	$6,048

Acquisition related transaction costs include Mindspeed's estimate of legal and accounting fees and other external costs directly related to the transaction.

Net assets acquired consist of the following:

Inventories, net	$ 359
Accounts receivable	5
Certain identified fixed assets	160
Intangible assets	3,200
Goodwill	2,324
Total assets acquired	$6,048

Identifiable intangible assets as reflected in the preliminary valuation performed by a third-party appraiser consist of the following:

	Estimated Fair Value	Estimated average remaining useful life
Backlog	$ 100	3 months
Developed technology	3,100	5 years
Total intangible assets	$3,200	

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Mindspeed Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of Mindspeed Technologies, Inc. and subsidiaries (the "Company") as of September 30, 2007 and 2006, and the related consolidated statements of operations, cash flows, and stockholders' equity and comprehensive loss for each of the three years in the period ended September 30, 2007. Our audits also included the financial statement schedule listed in Item 15(a) (2). These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at September 30, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of September 30, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 30, 2007, expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP

Costa Mesa, CA
November 30, 2007

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2007. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within required time periods. Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of September 30, 2007, these disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that: (i) pertain to maintaining records that in reasonable detail accurately and fairly reflect our transactions; (ii) provide reasonable assurance that transactions are recorded as necessary for preparation of our financial statements and that receipts and expenditures of company assets are made in accordance with management authorization; and (iii) provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

There were no changes in our internal control over financial reporting during the fiscal quarter ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Our management evaluated the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon that evaluation, management concluded that the company's internal control over financial reporting was effective as of September 30, 2007. Deloitte & Touche LLP has audited our assessment of our internal control over financial reporting and their report is included in herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Mindspeed Technologies, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Mindspeed Technologies, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of September 30, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of September 30, 2007, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended September 30, 2007, of the Company and our report dated November 30, 2007, expressed an unqualified opinion on those consolidated financial statements and the financial statement schedule.

DELOITTE & TOUCHE LLP

Costa Mesa, CA
November 30, 2007

Item 9B. *Other Information*

Not applicable.

PART III

Certain information required by Part III is omitted from this Annual Report and is incorporated herein by reference to the Company's definitive Proxy Statement for the 2008 Annual Meeting of Stockholders (the Proxy Statement) to be filed with the SEC.

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this Item is incorporated herein by reference from the sections entitled "Election of Directors," "Executive Officers," "Board Committees and Meetings" and "Other Matters—Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

We have adopted a code of ethics entitled "Standards of Business Conduct," that applies to all employees, including our executive officers and directors. A copy of the standards of business conduct is posted on our website *(www.mindspeed.com)*. In addition, we will provide to any person without charge a copy of the standards upon written request to our secretary at the address above. In the event that we make any amendment to, or grant any waiver from, a provision of the standards of business conduct that requires disclosure under applicable results, we will disclose such amendment or waiver and the reasons therefore as required by the SEC and Nasdaq.

Item 11. *Executive Compensation*

The information required by this Item is incorporated herein by reference to the sections entitled "Executive Officer and Director Compensation," "Compensation Committee Interlocks and Insider Participation," and "Compensation Committee Report" in the Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item is incorporated herein by reference to the sections entitled "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item is incorporated by reference to the sections entitled "Certain Relationships and Related Transactions" and "Director Independence" in the Proxy Statement.

Item 14. *Principal Accounting Fees and Services*

The information required by this Item is incorporated herein by reference to the section entitled "Principal Accounting Fees and Services" in the Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a)(1) Financial Statements

The following consolidated financial statements of the Company for the three fiscal years ended September 30, 2007 are included herewith:

Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Statements of Cash Flows, Consolidated Statements of Stockholders' Equity and Comprehensive Loss, Notes to Consolidated Financial Statements, and Report of Independent Registered Public Accounting Firm

(2) Supplemental Schedules

Schedule II—Valuation and Qualifying Accounts

All other schedules have been omitted because the required information is not present in amounts sufficient to require submission of the schedule, or because the required information is included in the consolidated financial statements or notes thereto.

(3) Exhibits

2.1 Asset Purchase Agreement, dated as of September 4, 2007, by and between Silicon Valley Bank, as agent for itself and Gold Hill Lending Group 03, LP and Mindspeed Development Sub, Inc., filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated September 25, 2007, is incorporated herein by reference.

3.1 Restated Certificate of Incorporation of the Registrant, filed as Exhibit 4.1 to the Registrant's Registration Statement on Form S-3 (Registration Statement No. 333-106146), is incorporated herein by reference.

3.2 Amended and Restated Bylaws of the Registrant, filed as Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2005, is incorporated herein by reference.

4.1 Specimen certificate for the Registrant's Common Stock, par value $.01 per share, filed as Exhibit 4.1 to the Registrant's Registration Statement on Form 10 (File No. 1-31650), is incorporated herein by reference.

4.2 Rights Agreement dated as of June 26, 2003, by and between the Registrant and Mellon Investor Services LLC, as Rights Agent, filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated July 1, 2003, is incorporated herein by reference.

4.3 First Amendment to Rights Agreement, dated as of December 6, 2004, by and between the Registrant and Mellon Investor Services LLC, filed as Exhibit 4.4 to the Registrant's Current Report on Form 8-K dated December 2, 2004, is incorporated herein by reference.

4.4 Common Stock Purchase Warrant dated June 27, 2003, filed as Exhibit 4.5 to the Registrant's Registration Statement on Form S-3 (Registration Statement No. 333-109523), is incorporated herein by reference.

4.5 Registration Rights Agreement dated as of June 27, 2003, by and between the Registrant and Conexant Systems, Inc., filed as Exhibit 4.6 to the Registrant's Registration Statement on Form S-3 (Registration Statement No. 333-109523), is incorporated herein by reference.

4.6 Indenture, dated as of December 8, 2004, between the Registrant and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated December 2, 2004, is incorporated herein by reference.

4.7 Form of 3.75% Convertible Senior Notes due 2009, attached as Exhibit A to the Indenture (Exhibit 4.6 hereto), is incorporated herein by reference.

4.8 Registration Rights Agreement, dated as of December 8, 2004, by and between the Registrant and Lehman Brothers Inc., filed as Exhibit 4.3 to the Registrant's Current Report on Form 8-K dated December 2, 2004, is incorporated herein by reference.

10.1 Distribution Agreement dated as of June 27, 2003, by and between Conexant Systems, Inc. and the Registrant, filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated July 1, 2003, is incorporated herein by reference.

10.2 Employee Matters Agreement dated as of June 27, 2003, by and between Conexant Systems, Inc. and the Registrant, filed as Exhibit 2.2 to the Registrant's Current Report on Form 8-K dated July 1, 2003, is incorporated herein by reference.

10.3 Amendment No. 1 to Employee Matters Agreement dated as of June 27, 2003, by and between Conexant Systems, Inc. and the Registrant, dated January 13, 2005, filed as Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2005, is incorporated herein by reference.

10.4 Amendment No. 2 to Employee Matters Agreement dated as of June 27, 2003, by and between Conexant Systems, Inc. and the Registrant, dated July 1, 2005, filed as Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2005, is incorporated herein by reference.

10.5 Amendment No. 3 to Employee Matters Agreement dated as of June 27, 2003, by and between Conexant Systems, Inc. and the Registrant, dated January 9, 2006, filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2005, is incorporated herein by reference.

10.6 Tax Allocation Agreement dated as of June 27, 2003, by and between Conexant Systems, Inc. and the Registrant, filed as Exhibit 2.3 to the Registrant's Current Report on Form 8-K dated July 1, 2003, is incorporated herein by reference.

10.7 Amended and Restated Sublease, dated March 24, 2005, by and between Conexant Systems, Inc. and the Registrant, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, is incorporated herein by reference.

10.8 Purchase Agreement, dated December 2, 2004, between the Registrant and Lehman Brothers Inc., filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated December 2, 2004, is incorporated herein by reference.

10.9 Pledge Agreement, dated as of December 8, 2004, by the Registrant in favor of Wells Fargo Bank, N.A., filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated December 2, 2004, is incorporated herein by reference.

10.10 Control Agreement, dated as of December 8, 2004, by and among the Registrant and Wells Fargo Bank, N.A., in its capacity as trustee, and Wells Fargo Bank, N.A., in its capacity as securities intermediary and depositary bank, filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated December 2, 2004, is incorporated herein by reference.

*10.11 Form of Employment Agreement between the Registrant and certain executives of the Registrant, filed as Exhibit 10.8.1 to the Registrant's Registration Statement on Form 10 (File No. 1-31650), is incorporated herein by reference.

*10.12 Schedule identifying parties to and terms of agreements with the Registrant substantially identical to the Employment Agreement constituting Exhibit 10.11 hereto.

*10.13 Form of Indemnification Agreement entered into between the Registrant and the Chief Executive Officer, Chief Financial Officer and each of the directors of the Registrant, filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, is incorporated herein by reference.

*10.14 Schedule identifying parties to agreements with the Registrant substantially identical to the Form of Indemnification Agreement constituting Exhibit 10.13 hereto, filed as Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2005, is incorporated herein by reference.

*10.15 Mindspeed Technologies, Inc. 2003 Employee Stock Purchase Plan, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, is incorporated herein by reference.

*10.16 Mindspeed Technologies, Inc. 2003 Non-Qualified Employee Stock Purchase Plan, filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, is incorporated herein by reference.

*10.17 Mindspeed Technologies, Inc. 2003 Stock Option Plan, filed as Exhibit 4.5 to the Registrant's Registration Statement on Form S-3 (Registration Statement No. 333-106146), is incorporated herein by reference.

*10.18 Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan, as amended and restated, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated March 5, 2007 is incorporated herein by reference.

*10.19 Form of Stock Option Award under the Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan, filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, is incorporated herein by reference.

*10.20 Stock Option Terms and Conditions under the Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan, filed as Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, is incorporated herein by reference.

*10.21 Form of Restricted Stock Award under the Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan, filed as Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, is incorporated herein by reference.

*10.22 Restricted Stock Award Terms and Conditions under the Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan, filed as Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the year ended September 30, 2004, is incorporated herein by reference.

*10.23 Mindspeed Technologies, Inc. Directors Stock Plan, as amended and restated, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated May 17, 2007, is incorporated herein by reference.

*10.24 Form of Stock Option Award under the Mindspeed Technologies, Inc. Directors Stock Plan, filed as Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, is incorporated herein by reference.

*10.25 Stock Option Terms and Conditions under the Mindspeed Technologies, Inc. Directors Stock Plan, filed as Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, is incorporated herein by reference.

*10.26 Mindspeed Technologies, Inc. Retirement Savings Plan, filed as Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, is incorporated herein by reference.

*10.27	Mindspeed Technologies, Inc. Deferred Compensation Plan, filed as Exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, is incorporated herein by reference.
*10.28	Amendment No. 1 to Mindspeed Technologies, Inc. Deferred Compensation Plan, filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2005, is incorporated herein by reference.
*10.29	Form of Restricted Shares Award under the Mindspeed Technologies, Inc. Directors Stock Plan, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, is incorporated herein by reference.
*10.30	Restricted Shares Award Terms and Conditions under the Mindspeed Technologies, Inc. Directors Stock Plan, filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, is incorporated herein by reference.
*+10.31	Confidential Severance Agreement and General Release, dated June 26, 2006, by and between Danny Shamlou and the Registrant, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, is incorporated herein by reference.
*10.32	Agreement and General Release, dated August 27, 2006, by and between Dave Carroll and the Registrant, filed as Exhibit 10.32 to the Registrant's Annual Report on Form 10-K for the year ended September 30, 2006, is incorporated herein by reference.
*10.33	Agreement, dated January 31, 2007, by and between Bradley W. Yates and the Registrant, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2006, is incorporated herein by reference.
*10.34	Summary of Director Compensation Arrangements, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, is incorporated herein by reference.
12.1	Statement re: Computation of Ratios.
21	List of subsidiaries of the Registrant.
23	Consent of independent registered public accounting firm.
24	Power of attorney, authorizing certain persons to sign this Annual Report on Form 10-K on behalf of certain directors and officers of the Registrant.
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Management contract or compensatory plan or arrangement.

\+ Certain confidential portions of this exhibit have been omitted pursuant to a grant of confidential treatment. Omitted portions have been filed separately with the SEC.

(b) Exhibits

See subsection (a) (3) above.

(c) Financial Statement Schedules

The financial statement schedule for Mindspeed Technologies, Inc. is set forth in (a) (2) of Item 15 above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on this 30th day of November, 2007.

MINDSPEED TECHNOLOGIES, INC.

By: /s/ RAOUF Y. HALIM

Raouf Y. Halim
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed on the 30th day of November, 2007, by the following persons on behalf of the Registrant and in the capacities indicated:

Signature	Title
/s/ RAOUF Y. HALIM Raouf Y. Halim	Chief Executive Officer and Director (Principal Executive Officer)
/s/ SIMON BIDDISCOMBE Simon Biddiscombe	Senior Vice President, Chief Financial Officer, Secretary and Treasurer (Principal Financial and Accounting Officer)
/s/ DWIGHT W. DECKER* Dwight W. Decker	Chairman of the Board of Directors
/s/ DONALD H. GIPS* Donald H. Gips	Director
/s/ MICHAEL T. HAYASHI* Michael T. Hayashi*	Director
/s/ MING LOUIE* Ming Louie	Director
/s/ THOMAS A. MADDEN* Thomas A. Madden	Director
/s/ JERRE L. STEAD* Jerre L. Stead*	Director

*By: /s/ RAOUF Y. HALIM

Raouf Y. Halim, Attorney-in-Fact**

** By authority of the power of attorney filed as Exhibit 24 hereto.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions(1)	Balance at End of Year
		(In thousands)		
Year ended September 30, 2007:				
Allowance for doubtful accounts	$ 447	$ (94)	$ —	$ 353
Reserve for sales returns and allowances	1,165	780	(356)	1,589
Year ended September 30, 2006:				
Allowance for doubtful accounts	$ 462	$ (15)	$ —	$ 447
Reserve for sales returns and allowances	1,356	149	(340)	1,165
Year ended September 30, 2005:				
Allowance for doubtful accounts	$ 627	$ (160)	$ (5)	$ 462
Reserve for sales returns and allowances	922	1,206	(772)	1,356

(1) Deductions in the allowance for doubtful accounts reflect amounts written off.

EXHIBIT 31.1

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Raouf Y. Halim, Chief Executive Officer of Mindspeed Technologies, Inc., certify that:

1. I have reviewed this Annual Report on Form 10-K of Mindspeed Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ RAOUF Y. HALIM

Raouf Y. Halim
Chief Executive Officer

Dated: November 30, 2007

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Simon Biddiscombe, Senior Vice President, Chief Financial Officer, Secretary and Treasurer of Mindspeed Technologies, Inc., certify that:

1. I have reviewed this Annual Report on Form 10-K of Mindspeed Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ SIMON BIDDISCOMBE

Simon Biddiscombe
Senior Vice President, Chief Financial Officer,
Secretary and Treasurer

Dated: November 30, 2007

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Mindspeed Technologies, Inc. (the "Company") on Form 10-K for the year ended September 30, 2007, as filed with the Securities and Exchange Commission (the "Report"), I, Raouf Y. Halim, Chief Executive Officer of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods indicated.

This Certification has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.

/s/ RAOUF Y. HALIM

Raouf Y. Halim
Chief Executive Officer

Dated: November 30, 2007

EXHIBIT 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Mindspeed Technologies, Inc. (the "Company") on Form 10-K for the year ended September 30, 2007, as filed with the Securities and Exchange Commission (the "Report"), I, Simon Biddiscombe, Senior Vice President, Chief Financial Officer, Secretary and Treasurer of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods indicated.

This Certification has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.

/s/ SIMON BIDDISCOMBE

Simon Biddiscombe
Senior Vice President, Chief Financial Officer, Secretary and Treasurer

Dated: November 30, 2007

Corporate Information

Board of Directors

Dwight W. Decker (Chairman)
Chairman of the Board
Conexant Systems, Inc.

Donald H. Gips
Group Vice President
Level 3 Communications, Inc.

Raouf Y. Halim
Chief Executive Officer and Director
Mindspeed Technologies, Inc.

Michael T. Hayashi
Senior Vice President
Time Warner Cable, Inc.

Ming Louie
Co-Founder, Managing Director and Director
Mobile Radius, Inc.

Thomas A. Madden
Retired Executive Vice President and Chief Financial Officer
Ingram Micro Inc.

Jerre L. Stead
Chairman of the Board and Chief Executive Officer
IHS, Inc.

Stockholder Services
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015

or

480 Washington Boulevard
Jersey City, NJ 07310-1900

1-800-853-4954
1-201-680-6578 International
www.bnymellon.com/shareowner/isd

Executive Officers

Raouf Y. Halim
Chief Executive Officer

Simon Biddiscombe
Senior Vice President,
Chief Financial Officer, Treasurer and Secretary

Najabat H. Bajwa
Senior Vice President and General Manager,
Lightspeed Connectivity Solutions

Kurt F. Busch
Senior Vice President and General Manager,
High-Performance Analog

Ron Cates
Senior Vice President and General Manager,
Wide Area Networking

Gerald J. Hamilton
Senior Vice President,
Worldwide Sales

Thomas J. Medrek
Senior Vice President and General Manager,
Multiservice Access

Thomas O. Morton
Senior Vice President,
Human Resources

Thomas A. Stites
Senior Vice President,
Communications

Preetinder S. Virk
Senior Vice President and General Manager,
Enterprise and Customer Premise Equipment

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
Costa Mesa, California

END